

2007 Annual Report

Centrue Financial Corporation

Centrue Financial Corporation

Mission Statement

To help people achieve
financial peace of mind

Vision Statement

To be the premier provider
of financial solutions

Core Values

- Integrity
- Commitment to Excellence
- Ownership
- Teamwork
- Knowledge

♦ *Integrity*

The staff and management team of Centrue believe that integrity is the core foundation on which all else is built. Whether it be in the numbers we report, in how we conduct ourselves at work and in our communities, or in our daily dealings with customers, honesty and ethics are at the root of every decision we make. As such, our staff and management team are held to the highest standards of ethical behavior.

♦ *Commitment to Excellence*

The staff and management team of Centrue believe that a commitment to excellence, in everything we do, should be at the forefront of our daily business activities. In the products and services that we offer and the individuals who make up the Centrue team, a dedication to quality and superiority is reflected. At Centrue, we take pride in ensuring that even the most minor details of our daily operations embody this commitment. From our written communications to the way we answer the telephone, excellence will be a distinguishing attribute of Centrue.

♦ *Ownership*

The staff and management team of Centrue believe that successful employees are those who think, and act, like owners of the Company and understand the far-reaching impact of their actions. At Centrue, employees are empowered to take ownership of their responsibilities and pro-actively meet important challenges head-on by being a positive and contributing member of the Centrue team. In turn, Centrue will foster an environment of accountability and personal development in which our staff can grow and thrive.

♦ *Teamwork*

The staff and management team of Centrue believe that it takes the cooperative efforts of many, all working toward a common goal, to truly achieve greatness. At Centrue, we take pride in our ability to work harmoniously as a team and recognize that the impact of our collective efforts is greater than the sum of our individual contributions. At Centrue, teamwork isn't just the best way, it's the only way, to successfully execute our business strategies.

♦ *Knowledge*

The staff and management team of Centrue believe that knowledge is power. Whether it be through educating our customers about their vast array of financial options or improving our own skills and abilities to better serve our customers' needs, the Centrue team is dedicated to continuously enhancing our familiarity, awareness and comprehension through experience, informal study and structured educational endeavors.

Centrue Financial Corporation

Dear Fellow Stockholders,

We are pleased to report on the progress and accomplishments realized by Centrue Financial Corporation in 2007. Since our merger in November 2006, the Company has experienced strong asset growth, enhanced asset quality and improved financial results.

Our 2007 transformation is highlighted by our improved profitability as net income equaled $11,323,000 or $1.74 per diluted share, a 45% improvement over our 2006 earnings per share. We significantly exceeded our pre-merger cost savings projections thereby improving the efficiency of our operations. While we did emphasize fiscal discipline in 2007, we also expanded our foundation for ongoing revenue growth particularly by expanding our presence in the St. Louis market. In the latter part of 2006, we recruited an experienced team of bankers and opened a loan production office in Clayton, Missouri. In 2007, we obtained full branching rights in the State of Missouri and transformed our office into a full service branch. Due largely to the new business generated by our Clayton team, we achieved 14% loan growth during the year. We are also very proud of the success realized in our key Illinois markets including LaSalle County, Kankakee County and the St. Louis Metro East area where our professional bankers are recognized as leaders in our markets.

While we achieved significant net growth within our commercial banking unit in 2007, we also produced notable improvement in our asset quality. While the financial industry as a whole reported significant asset deterioration during the year, we experienced favorable trends in virtually every aspect of our portfolio. Non-performing loans showed a sharp year-over-year decline of 65% and our level of delinquent loans decreased by 42% to 1.4% of total loans by year end. Centrue has no direct exposure to subprime mortgages.

During 2007, we also made significant progress on our commitment to optimize capital in order to attain long-term financial objectives. As part of our branch divestiture strategy, the Company consolidated three smaller, lower-growth facilities into other nearby branches and, late in the year, announced the sale of our Elizabeth, Hanover, Manlius and Tampico locations. Upon the anticipated completion of these sales in June 2008, we will have reduced the number of our branches by 20% which will lead to further improvement in our operating efficiency. The branch divestures came after careful consideration and analysis, and management ultimately determined that reallocating capital into higher growth markets would be in the best long-term interest of our shareholders. We also utilized our excess capital to accelerate our stock repurchase program and since the merger we have repurchased 6.5% of our stock. In the fourth quarter we also reached a milestone by paying our 90th consecutive quarterly dividend to our shareholders.

In addition to addressing the myriad of strategic issues that follow any merger, we also achieved compliance with Sarbanes-Oxley regulations. Management has issued its report on the design and operating effectiveness of internal controls over our financial reporting as of December 31, 2007. We are pleased to report that we are in compliance with these regulations and no material weaknesses were found.

The success we realized in 2007 in integrating our systems and culture is due in large part to the tireless efforts of our staff and management team. As we began the year, we had just completed our merger and faced substantial integration tasks. We focused on communicating with and involving our employees to ensure that all team members understood their role in executing the Company's mission, vision and strategies. Throughout the year our employees came together as one team achieving significant milestones. We are very proud of all of them, and as a result of their dedication and hard work, we have established the core foundation that we need to be successful in 2008 and beyond.

While there are significant economic and competitive challenges ahead, we have set high expectations for Centrue in 2008. Management plans to continue to expand our commercial banking business while sustaining strong asset quality. We will continue to focus on both generating new core deposits and retaining existing customers through a series of initiatives focused on improved customer service and enhanced deposit offerings. We have expanded the professional development program and refined the incentive compensation program for our sales staff. The road ahead will certainly be a challenging one, but one for which we are well prepared.

On behalf of the entire Centrue family, we thank you for your continued support and look forward to serving you throughout 2008.

Dennis J. McDonnell
Chairman of the Board

Thomas A. Daiber
President and Chief Executive Officer

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Centrue
Financial
Corporation

March 24, 2008

Dear Fellow Stockholder:

You are cordially invited to attend Centrue Financial Corporation's annual meeting of stockholders at the Hilton Chicago O'Hare Airport, O'Hare International Airport, Chicago, Illinois, on Wednesday, April 23, 2008, at 9:00 a.m. local time.

Your board of directors has nominated three persons to serve as Class I directors on the board of directors. Their names appear in the enclosed proxy materials. All three of the nominees are incumbent directors. The board of directors recommends that you vote your shares for each of the nominees.

You are welcome to attend the meeting in person. Because it is important that your shares be represented at the meeting, please sign and return the enclosed proxy, whether or not you plan to attend the meeting. This will save us additional expense in soliciting proxies and will ensure that your shares are represented at the meeting.

A copy of our annual report to stockholders for 2007 is also enclosed. Thank you for your attention to this important matter.

Very truly yours,

Thomas A. Daiber
President and
Chief Executive Officer

122 W. Madison Street • Ottawa Illinois • 815-431-2720

Centrue Financial Corporation

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD APRIL 23, 2008

TO HOLDERS OF COMMON STOCK:

The annual meeting of stockholders of Centrue Financial Corporation, a Delaware corporation, will be held at the Hilton Chicago O'Hare Airport, O'Hare International Airport, Chicago, Illinois, on Wednesday, April 23, 2008, at 9:00 a.m. local time, for the purpose of considering and voting upon the following matters:

1. To elect three Class I directors.

2. To take action with respect to any other matters that may be properly brought before the meeting and that might be considered by the stockholders of a Delaware corporation at their annual meeting.

We are not aware of any other business to come before the meeting. Only those stockholders of record as of the close of business on February 25, 2008, shall be entitled to notice of the meeting and to vote at the meeting and any adjournments or postponements of the meeting. In the event there are not sufficient votes for a quorum or to approve or ratify any of the foregoing proposals at the time of the meeting, the meeting may be adjourned or postponed in order to permit our further solicitation of proxies.

By Order of the Board of Directors

Thomas A. Daiber
President and
Chief Executive Officer

Ottawa, Illinois
March 24, 2008

PLEASE SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. YOUR VOTE IS IMPORTANT TO ENSURE THAT A MAJORITY OF THE STOCK IS REPRESENTED. YOU ARE WELCOME TO ATTEND THE MEETING, AND IF YOU DO YOU MAY VOTE YOUR STOCK IN PERSON IF YOU WISH. IF YOU LATER FIND THAT YOU MAY BE PRESENT AT THE MEETING OR FOR ANY OTHER REASON DESIRE TO REVOKE YOUR PROXY, YOU MAY DO SO AT ANY TIME PRIOR TO ITS EXERCISE. STOCKHOLDERS HOLDING SHARES IN BROKERAGE ACCOUNTS ("STREET NAME" HOLDERS) WHO WISH TO VOTE AT THE MEETING WILL NEED TO OBTAIN A PROXY FROM THE INSTITUTION THAT HOLDS THEIR SHARES.

Centrue
Financial
Corporation

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation by the board of directors of Centrue Financial Corporation of proxies to be voted at the annual meeting of stockholders to be held at the Hilton Chicago O'Hare Airport, O'Hare International Airport, Chicago, Illinois, on Wednesday, April 23, 2008, at 9:00 a.m., local time, or at any adjournments or postponements of the meeting.

Centrue Financial Corporation, a Delaware corporation, is a regional financial services company based in Ottawa, Illinois which has one bank subsidiary. Our offices serve a market area which extends from the far western and southern suburbs of the Chicago metropolitan area across Central and Northern Illinois down to the metropolitan St. Louis area.

This proxy statement and the accompanying notice of meeting and proxy are first being mailed to holders of shares of our common stock, par value $1.00 per share, on or about March 24, 2008 to stockholders of record as of February 25, 2008. We are required to file an annual report, called a Form 10-K, with the SEC. A copy of Form 10-K for the fiscal year ended December 31, 2007 is enclosed for your reference.

Voting Rights and Proxy Information

The board of directors has fixed the close of business on February 25, 2008, as the record date for the determination of stockholders entitled to notice of, and to vote at, the annual meeting. Our transfer books will not be closed between the record date and the date of the annual meeting. The board of directors hopes that all stockholders can be represented at the annual meeting. Whether or not you expect to be present, please sign and return your proxy in the enclosed self-addressed, stamped envelope. Stockholders giving proxies retain the right to revoke them at any time before they are voted by written notice of revocation to the secretary of Centrue Financial Corporation and stockholders present at the meeting may revoke their proxy and vote in person.

The shares represented by each valid proxy received in time will be voted at the annual meeting and, if a choice is specified on the proxy, it will be voted in accordance with that specification. If no instructions are specified in a signed proxy returned to the company, the shares represented thereby will be voted in **FAVOR** of the election of the directors listed in the enclosed proxy. If any other matters are properly presented at the annual meeting, including, among other things, consideration of a motion to adjourn the meeting to another time or place, the individuals named as proxies and acting thereunder will have the authority to vote on those matters according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. If the annual meeting is adjourned or postponed, a proxy will remain valid and may be voted at the adjourned or postponed meeting. As of the date of printing of this proxy statement, we do not know of any other matters that are to be presented at the annual meeting other than the election of three Class I directors.

Stockholders giving proxies retain the right to revoke them at any time before they are voted by written notice of revocation to the secretary of Centrue Financial Corporation or by a later executed proxy. Attendance at the annual meeting will not automatically revoke a proxy, but a stockholder attending the annual meeting may request a ballot and vote in person, thereby revoking a prior granted proxy.

On February 25, 2008, we had 6,054,346 issued and outstanding shares of common stock. For the election of directors, and for all other matters to be voted upon at the annual meeting, each share of common stock is entitled to one vote. A majority of the outstanding shares of the common stock must be present in person or represented by proxy to constitute a quorum for purposes of the annual meeting. Abstentions and broker non-votes (i.e., shares held by brokers in street name, voting on certain matters due to discretionary authority or instructions from the beneficial owners but not voting on other matters due to lack of authority to vote on such matters without instructions from the beneficial owner) will be counted for purposes of determining a quorum but will not count toward the determination of whether such matters are approved or directors are elected. Directors will be elected by a plurality of the votes present in person or represented by proxy at the meeting and entitled to vote. In all other matters, the affirmative vote of the majority of shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on the subject matter shall be required to constitute stockholder approval. Abstentions will be treated as votes against a proposal and broker non-votes will have no effect on the vote.

I. ELECTION OF DIRECTORS

We have a staggered board of directors, divided into three classes. One class is elected annually to serve for three years. At the annual meeting, our stockholders will be entitled to elect three Class I directors for terms of three years or until their successors are elected and qualified. Each of the nominees for election as Class I directors are incumbent directors. Our board of directors has reviewed the independence of the nominees for election to the board and the independence of the incumbent directors in accordance with the standards of the Nasdaq Stock Market. In accordance with such review, the board of directors has determined that each of Messrs. Berry, Breipohl, Ganim, Griffith, Hejna, McDonnell, Shinkle, Smith and Sullivan are independent under those standards.

The proxy provides instructions for voting for all director nominees or for withholding authority to vote for one or more director nominees. Unless instructed to the contrary, the persons acting under the proxy which we are soliciting will vote for the nominees listed below. In the event, however, that any nominee shall be unable to serve, which is not now contemplated, the proxy holders reserve the right to vote at the annual meeting for a substitute nominee.

Information About Directors and Nominees

Set forth below is information, current as of February 25, 2008, concerning the nominees for election and for the other directors whose terms of office will continue after the meeting, including the age, year first elected a director and business experience of each during the previous five years. Unless otherwise indicated, each person has held the positions shown for at least five years. The three nominees, if elected at the annual meeting, will serve as Class I directors for three-year terms, expiring in 2011. **We recommend that you vote your shares FOR all three nominees.**

NOMINEES

Name (Age)	**Director Since**	**Position with Centrue Financial Corporation and Principal Occupation**
Class I (term expires 2011)		
Richard J. Berry (Age 55)	1985	Director of Centrue Financial Corporation and Centrue Bank; Attorney, Myers, Berry, O'Conor & Kuzma, Ltd.
Walter E. Breipohl (Age 54)	1993	Director of Centrue Financial Corporation and Centrue Bank; Broker/Owner, Kaszynski-Breipohl Realtors
Randall E. Ganim (Age 54)	2006	Director of Centrue Financial Corporation and Centrue Bank; founder and President of Ganim, Meder, Childers & Hoering, P.C.

CONTINUING DIRECTORS

Name (Age)	Director Since	Position with Centrue Financial Corporation and Principal Occupation
Class II (term expires 2009)		
Michael A. Griffith (Age 49)	2006	Director of Centrue Financial Corporation and Centrue Bank (post-merger since November 2006 and pre-merger since 2002); founder and Chief Executive Officer of Aptuit, Inc. (2004-present); Chairman and Chief Executive Officer of ChiRex Inc. (1998-2000)
Michael J. Hejna (Age 54)	2006	Director of Centrue Financial Corporation and Centrue Bank (post-merger since November 2006 and pre-merger since 2003); President and Chief Executive Officer of Gundaker Commercial Group, Inc.
John A. Shinkle (Age 56)	1997	Director of Centrue Financial Corporation; Senior Vice President, Stifel Nicolaus & Company, Inc. (2006-present); Executive Vice President and Director, Synovus Securities, Inc. (1986-2006)
Class III (term expires 2010)		
Thomas A. Daiber (Age 50)	2006	Director, President and Chief Executive Officer of Centrue Financial Corporation and Centrue Bank (post-merger since November 2006 and pre-merger since October 2003); Chairman, President and Chief Executive Officer of Aviston Financial Corporation and Chairman and Chief Executive Officer of the State Bank of Aviston (2002-2003); Chief Financial Officer of Allegiant Bancorp, Inc. (1999-2003)
Dennis J. McDonnell (Age 65)	2000	Director and Chairman of the Board of Centrue Financial Corporation; Director and Chairman of the Board of Centrue Bank since November 2006; Chairman, McDonnell Investment Management, LLC (2001-present)
Mark L. Smith (Age 58)	2006	Director of Centrue Financial Corporation and Centrue Bank (post-merger since November 2006 and pre-merger since 2001); President of Smith, Koelling, Dykstra and Ohm, P.C., managing member of Solutions for Wealth Management, LLC and North Convent, LLC.
Scott C. Sullivan (Age 53)	1996	Director of Centrue Financial Corporation; Director of Centrue Bank since November 2006; Attorney, Williams McCarthy LLP

All of our directors will hold office for the terms indicated, or until their respective successors are duly elected and qualified. There are no arrangements or understandings between Centrue Financial Corporation and any person pursuant to which any director has been selected. No member of the board of directors is related to any other member of the board of directors.

Board Committees and Meetings

Our board of directors generally meets on a quarterly basis. The board of directors met five times during 2007. During 2007, all directors attended at least 75 percent of the meetings of the board and the committees on which they served. Our board of directors has standing executive & compensation, corporate governance & nominating and audit committees.

Executive & Compensation Committee

The members of the executive & compensation committee are Messrs. Griffith (Chair), Hejna, McDonnell and Shinkle. The committee met three times during 2007. The executive & compensation committee adopted a charter on June 16, 2005, which was revised on January 23, 2007. The executive & compensation committee charter combines the duties of both the executive committee and the compensation committee and is available on the company's website at www.centrue.com. The performance of the CEO and all executive & compensation committee items were reviewed by the committee and recommended to the full board of directors for approval.

The executive & compensation committee is organized, and its members appointed, by the board of directors to carry out the responsibilities of the board of directors relating to the effective administration of the company's executive compensation and benefits programs as well as the general oversight of the company's compensation program for all company employees. The committee is comprised of four independent directors and is responsible for providing oversight to ensure that the company's compensation incentives and benefits are competitive and are aligned with company goals so that such goals can be successfully achieved.

The executive & compensation committee does not generally delegate any matters relating to the compensation and benefits of named executive officers to any other party other than to the full board of directors. Items of daily management and decisions relating to company-wide compensation and benefits, not specifically targeting named executive officers, is delegated to company management to the extent that it does not result in decisions that may materially benefit named executive officers in comparison with the overall employee population. The company's chief executive officer may recommend or provide information for consideration regarding the compensation and benefits of named executive officers to members of the board of directors.

In the course of determining base salaries and total compensation for our executive officers, the committee reviews data for institutions which are deemed to be the company's peer group. In determining base salaries throughout 2007, the committee considered peer data as compiled and reported internally and by consultants including Clark Consulting. When determining the base salaries of the chief executive officer and the chief financial officer, specifically, the committee reviewed a group of ten high-performing publicly traded banks ranging in asset size from $1-2 billion. This group included: Camden National Corp, Columbia Bancorp, Horizon Bancorp, Lakeland Financial Corp, Merchants Bancshares, Royal Banchshares, SY Bancorp, Southside Bancshares, Univest Corp and West Bancorporation. These institutions were identified as "high performing" based on each having achieved a return on equity consistent with the company's goal of being in the upper quartile of comparably sized institutions in relation to this benchmark. In an effort to benchmark against like geographic regions, no peer institutions were selected from the states of California, Florida or New York.

The executive & compensation committee also periodically reviews director compensation. This oversight may be done in conjunction with or as delegated to the corporate governance committee or the full board of directors.

Audit Committee

The audit committee is responsible for assisting the board of directors with oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence and (4) the performance of our internal accounting function and independent auditors. The audit committee has the direct authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors, and is an "audit committee" for purposes of Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the audit committee are Messrs. Smith (Chair), Breipohl, Ganim and Sullivan. The committee met nine times during 2007.

Corporate Governance & Nominating Committee

Our board of directors has a corporate governance & nominating committee which consists of four directors. Messrs. McDonnell (Chair), Hejna, Smith and Sullivan are the current members of this committee. The corporate governance & nominating committee identifies individuals to become board members and selects, or recommends for the board's selection, director nominees to be presented for stockholder approval at the annual meeting of stockholders or to fill any vacancies. The corporate governance & nominating committee met once in 2007.

Our board of directors has adopted a written charter for the corporate governance & nominating committee. The charter and principles are available on the company's website at www.centrue.com. Based upon the review described above under the section "Election of Directors", the board of directors has determined that each of the members of our corporate governance & nominating committee is independent under the applicable standards of the Nasdaq Stock Market.

The corporate governance & nominating committee will consider director nominees recommended by stockholders. A stockholder who wishes to recommend a person or persons for consideration as a nominee for election to the board of directors must send a written notice by mail, c/o corporate governance & nominating committee, Centrue Financial Corporation, 122 W. Madison, Ottawa, Illinois 61350, that sets forth: (1) the name, address (business and residence), date of birth and principal occupation or employment (present and for the past five years) of each person whom the stockholder proposes to be considered as a nominee; (2) the number of shares of the common stock beneficially owned (as defined by section 13(d) of the Securities Exchange Act of 1934) by each such proposed nominee; (3) any other information regarding such proposed nominee that would be required to be disclosed in a definitive proxy statement to stockholders prepared in connection with an election of directors pursuant to section 14(a) of the Securities Exchange Act of 1934; and (4) the name and address (business and residential) of the stockholder making the recommendation and the number of shares of the common stock beneficially owned (as defined by section 13(d) of the Securities Exchange Act of 1934) by the stockholder making the recommendation.

We may require any proposed nominee to furnish additional information as may be reasonably required to determine the qualifications of such proposed nominee to serve as a director of Centrue Financial Corporation. Stockholder recommendations will be considered only if received no less than 120 days or no more than 150 days before the date of the proxy statement sent to stockholders in connection with the previous year's annual meeting of stockholders. The corporate governance & nominating committee will consider any nominee recommended by a stockholder in accordance with the preceding paragraph under the same criteria as any other potential nominee.

The corporate governance & nominating committee seeks board members from diverse professional backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. Directors should have experience in positions with a high degree of responsibility, be leaders in the companies or institutions with which they are affiliated and be selected based upon contributions they can make to the board in performing its oversight responsibilities. The corporate governance & nominating committee uses a subjective process for identifying and evaluating nominees for director, based on the information available to, and the subjective judgments of, the members of the corporate governance & nominating committee and our then current needs. We do not believe there would be any difference in the manner in which the committee evaluates nominees based on whether the nominee is recommended by a stockholder or not.

Code of Ethics

The company has adopted a code of ethics that applies to all of our employees, officers and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our code of ethics contains written standards that we believe are reasonably designed to deter wrongdoing and to promote:

- Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- Full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications we make;
- Compliance with applicable governmental laws, rules and regulations;

- The prompt internal reporting of violations of the code to an appropriate person or persons named in the code; and
- Accountability for adherence to the code.

The code of ethics is available on the company's website at www.centrue.com.

Stockholder Communications with the Board and Policy for Director Attendance at Annual Meetings

Our board of directors has a process for stockholders to send communications to the board of directors, its corporate governance & nominating committee or its audit committee, including complaints regarding accounting, internal accounting controls, or auditing matters. Communications can be sent to the board of directors, its corporate governance & nominating committee or its audit committee or specific directors either by regular mail to the attention of the board of directors, its corporate governance & nominating committee, its audit committee or specific directors, at our principal executive offices at 122 W. Madison Street, Ottawa, Illinois 61350. All of these communications will be reviewed by our secretary (1) to filter out communications that our secretary deems, in his or her reasonable judgment, are not appropriate for our directors, such as spam and communications offering to buy or sell products or services, and (2) to sort and relay the remainder to the appropriate committee or directors.

We expect and encourage all of our directors and nominees for election as directors to attend the annual meeting of stockholders, absent a compelling reason. All of our directors at the time of the 2007 annual meeting of stockholders, with the exception of Mr. Griffith, attended that meeting.

Compensation of Directors

Each non-employee Centrue Financial Corporation director received an annual retainer of $10,000, and each non-employee Centrue Bank director received an annual retainer of $5,000. Additionally, the audit committee chairman received an annual retainer of $40,000. Each non-employee Centrue Financial Corporation director earned a fee of $1,750 for each board meeting attended and $750 for each committee meeting attended, and each non-employee Centrue Bank director earned $1,500 for each board meeting attended and $750 for each committee meeting attended. Non-employee directors may also receive an annual grant of options to purchase shares of common stock under the company's 2003 Stock Option Plan. The 2003 Stock Option Plan provides for annual formula grants to each of our directors of options to purchase shares of common stock with an exercise price of not less than 100% of the then current market price of the common stock on the date of the grant. Such previously issued options were exercisable over five years. During 2007, non-employee directors were granted 5,000 in stock options.

Director Compensation

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Richard J. Berry	$ 65,000	---	$ 2,980	---	---	---	$ 67,980
Walter E. Breipohl	$ 74,000	---	$ 2,980	---	---	---	$ 76,980
Randall E. Ganim	$ 44,000	---	$ 2,980	---	---	---	$ 46,980
Michael A. Griffith	$ 31,000	---	$ 2,980	---	---	---	$ 33,980
Michael J. Hejna	$ 68,000	---	$ 2,980	---	---	---	$ 70,980
Dennis J. McDonnell	$ 34,250	---	$ 22,350	---	---	---	$ 56,600

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
John A. Shinkle	$ 27,750	---	$ 22,350	---	---	---	$ 60,000
Mark L. Smith	$ 86,250	---	$ 2,980	---	---	---	$ 89,230
Scott C. Sullivan	$ 38,750	---	$ 2,980	---	---	---	$ 41,730

(1) Includes deferrals of director fees earned in 2007 pursuant to the Centrue Financial Corporation Non-Employee Directors' Deferred Compensation Plan, which became effective January 1, 2007. The Plan allows participants to defer up to 100% of director fees earned. Participant deferrals are invested in a phantom account representing units of Centrue Financial Corporation common stock. As of December 31, 2007, participants in the Plan held the following shares in their accounts: Mr. Ganim – 2,293 shares; Mr. Griffith – 1,315 shares; Mr. Hejna – 3,544 shares; Mr. Smith – 2,255 shares; and Mr. Sullivan – 2,028 shares. Also includes fees related to bank committees including the Credit Committee, Asset Management Group Investment Committee and Trust Administrative Committee.

(2) Stock option values are based on the Black-Scholes model assuming a five-year option life. Stock option awards for Messrs. McDonnell and Shinkle reflect immediate vesting based on the achievement of the option plan's retirement provisions. The grant date market values of the option awards listed in the table above were as follows for the following directors: Mr. Berry - $96,350; Mr. Breipohl - $96,350; Mr. Ganim - $96,350; Mr. Griffith - $96,350; Mr. Hejna - $96,350; Mr. McDonnell - $96,350; Mr. Shinkle - $96,350; Mr. Smith - $96,350 and Mr. Sullivan - $96,350. As of December 31, 2007, the following directors listed in the table above have the following number of option awards outstanding: Mr. Berry - 26,500; Mr. Breipohl - 26,500; Mr. Ganim - 11,000; Mr. Griffith - 59,000; Mr. Hejna - 23,000; Mr. McDonnell - 12,500; Mr. Shinkle - 26,500; Mr. Smith - 29,000 and Mr. Sullivan - 26,500.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock at February 25, 2008, by each person known by us to be the beneficial owner of more than 5% of the outstanding common stock, by each director or nominee, by each executive officer named in the summary compensation table which can be found later in this proxy statement, and by all of our directors and executive officers as a group.

The following table is based on information supplied to us by the directors, officers and stockholders described above. The company has determined beneficial ownership in accordance with the rules of the SEC. Shares of common stock subject to options that are either currently exercisable or exercisable within 60 days of February 25, 2008 are treated as outstanding and beneficially owned by the option holder for the purpose of computing the percentage ownership of the option holder. However, these shares are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The table lists applicable percentage ownership based on 6,054,346 shares outstanding as of February 25, 2008. Unless otherwise indicated, the address for each person listed below is 122 W. Madison Street, Ottawa, Illinois 61350.

Name of Individual or Number of Individuals in Group	Amount and Nature of Beneficial Ownership[(1)(2)]	Percent of Class
5% Stockholders		
Wayne W. Whalen 333 W. Wacker Drive, Suite 2100 Chicago, Illinois 60606	871,902[(3)]	14.20%
Jeffrey L. Gendell 55 Railroad Avenue, 3rd Floor Greenwich, Connecticut 06830	611,225[(4)]	10.10%
Private Capital Management, Inc. 8889 Pelican Bay Blvd., Suite 500 Naples, Florida 34108	311,736	5.15%
Directors and Nominees		
Richard J. Berry	45,411[(5)]	*
Walter E. Breipohl	42,829	*
Thomas A. Daiber	109,192[(6)]	1.79%
Randall E. Ganim	19,077[(7)]	*
Michael A. Griffith	87,977[(8)]	1.44%
Michael J. Hejna	45,078[(9)]	*
Dennis J. McDonnell	677,009[(10)]	11.01%
John A. Shinkle	32,999[(11)]	*
Mark L. Smith	43,404[(12)]	*
Scott C. Sullivan	36,468[(13)]	*
Other Named Executive Officers		
Donald M. Davis	16,072[(14)]	*
Steven E. Flahaven	9,935[(15)]	*
Everett J. Solon	65,154[(16)]	1.07%
Kurt R. Stevenson	23,357[(17)]	*
All directors and all executive officers as a group (22 persons)	1,310,078[(18)]	20.25%

* Indicates less than one percent.

(1) The information contained in this column is based upon information furnished to us by the persons named above and the members of the designated group. Amounts reported include shares held directly as well as shares which are held in retirement accounts and shares held by members of the named individuals' families or held by trusts of which the named individual is a trustee or substantial beneficiary, with respect to which shares the respective individual may be deemed to have sole or shared voting and/or investment power. The nature of beneficial ownership for shares shown in this column is sole voting and investment power, except as set forth in the footnotes below. Inclusion of shares shall not constitute an admission of beneficial ownership or voting and investment power over included shares.

(2) Amounts shown include shares obtainable as of February 25, 2008 (or obtainable within 60 days of February 25, 2008) through the exercise of options to purchase shares of common stock granted under the company's stock option plans as follows: Mr. Berry – 20,500 shares; Mr. Breipohl – 20,500 shares; Mr. Daiber – 58.900 shares; Mr. Ganim – 7,000 shares; Mr. Griffith – 55,000; Mr. Hejna – 19,000; Mr. McDonnell – 8,500 shares; Mr. Shinkle – 20,500; Mr. Smith – 25,000 shares; Mr. Sullivan – 20,500 shares; Mr. Davis – 10,000 shares; Mr. Flahaven – 1,000; Mr. Solon – 19,807 shares and Mr. Stevenson – 15,262 shares. Option holders have the sole power to exercise their respective options and would also be entitled to exercise sole voting and investment power over the shares issued upon the exercise of such options.

(3) Includes shares held by Mr. Whalen's wife, Paula Wolff, Mr. Whalen's children, the WPW Family Foundation and WPW Associates, L.P., a family limited partnership, with shared voting and investment power over such shares. The amount above also includes approximately 86,021 shares which are issuable upon the conversion of 1,381 shares of Centrue Financial Corporation convertible preferred stock held by Mr. Whalen.

(4) Includes shares held with affiliates, Tontine Financial Partners, L.P. and Tontine Management, L.L.C.

(5) Includes 11,100 shares held in trusts for which Mr. Berry is a co-trustee, over which shares Mr. Berry has shared voting and investment power.

(6) Includes 16,968 shares held jointly by Mr. Daiber and his spouse and 1,440 shares held in an individual retirement account for the benefit of his spouse, over which shares Mr. Daiber has shared voting and investment power. Also includes 4,118 shares held by Mr. Daiber in his 401(k) retirement plan.

(7) All shares are held jointly by Mr. Ganim and his spouse.

(8) Includes 19,777 shares held jointly by Mr. Griffith and his spouse.

(9) Includes 5,000 shares held jointly by Mr. Hejna and his spouse.

(10) Includes shares held jointly by Mr. McDonnell and his wife over which voting and dispositive power is shared. Also includes shares held in trust for which Mr. McDonnell is trustee. The amount above also includes approximately 86,021 shares which are issuable upon the conversion of 1,381 shares of Centrue Financial Corporation convertible preferred stock held by Mr. McDonnell. Mr. McDonnell's address is 1515 W. 22nd Street, 11th Floor, Oak Brook, Illinois 60523.

(11) Includes 4,220 shares held in trust for which Mr. Shinkle serves as trustee, over which Mr. Shinkle has voting and investment power. Also includes 100 shares held by Mr. Shinkle's spouse, over which Mr. Shinkle has no voting or investment power.

(12) Includes 480 shares held by Mr. Smith's spouse, over which Mr. Smith has no voting or investment power. Also includes 8,816 shares held jointly by Mr. Smith and his spouse, over which he has shared voting and investment power and 3,240 shares held in a trust in which Mr. Smith serves as trustee with respect to which he has sole voting and investment power. However, he does not have any financial interest over those shares and disclaims any beneficial interest.

(13) Includes 1,687 shares held by Mr. Sullivan's spouse and 1,000 shares held by members of Mr. Sullivan's family, over which shares Mr. Sullivan has shared voting and investment power.

(14) Includes 1,072 shares held by Mr. Davis in his 401(k) retirement plan.

(15) Includes 5,058 shares held by Mr. Flahaven in his 401(k) retirement plan and 3,877 shares in his individual retirement account.

(16) Includes 9,695 shares held jointly by Mr. Solon with his spouse and 26,612 shares held by Mr. Solon in his 401(k) retirement plan.

(17) Includes 425 shares held by Mr. Stevenson jointly with his spouse, over which shares Mr. Stevenson has shared voting and investment power. Also includes 6,770 shares held by Mr. Stevenson in his 401(k) retirement plan.

(18) Footnotes (2) and (5) through (17) are incorporated herein.

Section 16(a) Beneficial Ownership Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that our executive officers, directors and persons who own more than 10% of our common stock file reports of ownership and changes in ownership with the Securities and Exchange Commission. They are also required to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms, and, if appropriate, representations made to us by any reporting person concerning whether a Form 5 was required to be filed for 2007, we are not aware that any of our directors, executive officers or 10% stockholders failed to comply with the filing requirements of Section 16(a) during 2007, with the exception of Mr. Flahaven who failed to timely file two Form 4 reporting transactions in connection with purchases of company common stock, one through an individual retirement account and one through the company's 401(k) retirement plan.

Report of Executive & Compensation Committee

The executive & compensation committee has reviewed and discussed the Compensation Discussion and Analysis (the "CD&A") for the year ended December 31, 2007 with management. Based on the review and discussions, the executive & compensation committee recommended to the board of directors that the CD&A be included in the company's annual report on Form 10-K for the year ended December 31, 2007 and the company's 2008 proxy statement for filing with the SEC.

Respectively Submitted,
Year 2007 Executive & Compensation Committee

Michael A. Griffith, Chair
Michael J. Hejna
Dennis J. McDonnell
John A. Shinkle

Executive & Compensation Committee Interlocks

The members of the executive & compensation committee are set forth in the preceding section. There are no members of the executive & compensation committee who were officers or employees of the company, former officers of the company or its subsidiaries or had any relationship otherwise requiring disclosure here.

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy

The executive & compensation committee's principal responsibilities include acting upon matters delegated to the committee by the full board and ensuring the alignment of compensation with the strategic objectives of the organization.

The executive & compensation committee recognizes that the company's success is largely dependent on the selection, training and development of top caliber executive, managerial, and professional talent. Ongoing investment in human capital is expected to produce favorable long-term returns to our customers and shareholders by offering extensive and progressive services that provide a unique and pleasant banking experience to an ever-growing customer base. The company has positioned itself for future growth that is also dependent upon its ability to continue to improve operational efficiencies, offer comprehensive financial products and services, and enhance technological capabilities.

The committee has established an objective that the company's executives be among the most highly qualified and talented professionals available in their respective areas of expertise, when compared to a peer group that represents competition for business and talent. The committee has also initiated a process to evaluate the company's progress in relation to this objective.

The company believes successful compensation programs link business and compensation strategies with thought processes that address a broad array of program influences. This approach to strategy is a core value as it relates to how the company competes with other organizations while meeting the needs of its customers.

Elements of Compensation and Determination of Payments

The executive & compensation committee annually reviews and approves goals and objectives relevant to the compensation and benefits package of the chief executive officer and other executive officers of the organization. Executive officers shall, for the purposes of the committee's oversight, include those individuals who are the annually named executive officers of the company.

In determining the compensation and benefits of our executive officers, the following factors are generally taken into consideration: the performance of the executive officers in achieving short and long-term goals; payment of compensation commensurate with the ability and expertise of the executive officers; and payment of compensation that is competitive with similar companies. The committee considers the foregoing factors, as well as others, in determining the compensation and benefits plans of our executive officers.

In the course of determining base salaries and total compensation for our executive officers, the committee reviews data for institutions which are deemed to be the company's peer group. In determining base salaries throughout 2007, the committee considered peer data as compiled and reported internally and by consultants including Clark Consulting.

The following elements include factors that will be considered when reviewing executive officer compensation and benefits: base salary, bonus, long-term incentives, officer benefits, retirement plan funding, perquisites and group insurance benefits.

The following is a general description of how each of these elements applies to our executive officers.

Base Salary – In determining the base salary of executive officers, the executive & compensation committee defines base salary as the annualized regular cash compensation of an employee, excluding bonus awards, company contributions to employee benefits plans, or other compensation not designated as salary. The executive & compensation committee considers the individual job performance of the executive officers, as well as overall corporate performance, and the average salaries as published by our peers and other third party consultants. Base salaries are generally reviewed and considered for adjustment on an annual basis, unless circumstances exist in which the executive is assuming a scope and degree of responsibilities materially greater or lesser than the executive's present duties, or it is deemed that an adjustment is needed to meet marketplace demands.

Short-Term Incentive Compensation (Cash Bonus) –The short-term incentive compensation program is intended to sustain management's focus on the corporation's requirement for strategic long-range planning by encouraging attainment of the annual profitability goals. The plan is designed to attract, develop, retain and reward well-qualified management and executive staff.

Each year, the executive & compensation committee approves participants for the program and corresponding rewards tiers ranging up to 50% of base salary, commensurate with the responsibility level of each position. Eligible rewards, including those of the chief executive officer, are based on both personal goals and corporate performance. A minimum threshold must be met before any rewards are paid, and all rewards are subject to final approval by the board of directors. Personal goals are set jointly by the participant and company management and are comprised of tactical initiatives to be completed within the period that can ultimately advocate the successful completion of long-range strategic initiatives. Specific accomplishments considered in granting bonuses may include goals linked to: attainment of annual budget and key strategic accomplishments including, but not limited to, earnings per share and return on equity targets, cost savings, efficiency ratio, growth goals, asset quality, compliance, capital planning and human resources accomplishments.

Long-Term Incentive Compensation – The company's primary long-term incentive vehicle is stock options. Inclusion in the company's long-term incentive program is based on the recommendation of the chief executive officer and the executive & compensation committee, and is approved by the board of directors. No specific formula is used in determining the amount and frequency of long-term incentives. However, the committee considers factors such as earnings per share, return on equity and total return to shareholders and generally reserves long-term incentive grants to motivate and reward extraordinary performance that may positively impact the company's long-term objectives. Restricted stock awards may also be utilized.

Officer Benefits – Officer benefits programs focus on two general types of officer benefits: nonqualified retirement benefits and officer life insurance.

On January 1, 2008, the Centrue Financial Corporation Executive Deferred Compensation Plan took effect. Participants may defer up to 50% of salary and up to 100% of bonus (beginning with bonuses earned in 2008). The plan is available to members of the senior management team and other select individuals deemed to meet the criteria of a "top hat" plan participants. Participant deferrals will be invested in a phantom account representing units of Centrue Financial Corporation common stock. The company match, and any discretionary employer contributions, will be credited quarterly to a general corporate brokerage account and invested per the participant's direction into one or more of the following: Centrue Financial Corporation common stock, Vanguard Lifestyle Income,

Vanguard Lifestyle Conservative Growth, Vanguard Lifestyle Moderate Growth, Vanguard Lifestyle Growth. Participants are always 100% vested in their own deferrals. Company dollars are subject to a five-year cliff vesting schedule per each year's match (i.e. all company dollars credited in 2008 will be vested on 12/31/13). No trust will be established for the plan. However, the plan is structured to allow for a rabbi trust. Participants may elect to receive distributions upon separation of service or upon normal retirement age (65) in a lump sum, over a five-year period or over a 10-year period. Participants have the option to take a distribution upon a change of control.

Several officers, not including our chief executive officer, are currently covered by a bank owned life insurance (BOLI) policy. A small group of officers with BOLI are also covered by a split dollar plan which, subject to the achievement of certain conditions, pays out a portion of death benefits to the executives' named beneficiaries.

Retirement Benefits- The executive & compensation committee considers various benefits, including retirement benefits, in determining compensation. The primary retirement vehicle is the company's 401(k) plan. The 401(k) plan holds a safe harbor status and allows eligible participants to defer compensation up to annual IRS limits. In 2007, all eligible participants received a safe harbor contribution equal to 3% of their total eligible compensation regardless of whether and to what extent salary deferrals were elected.

Company executives participate in retirement plan programs in a manner consistent with plan provisions covering other employees. Currently, the company does not provide executives with any supplemental executive retirement plan benefits.

Perquisites – Executive officers may have a limited number of perquisites made available to them. The main perquisites that may be offered are country club memberships, reimbursement of business expense and employment or change-in-control agreements. A detailed explanation of employment agreements is provided in the section designated as Employment Agreements and Other Arrangements.

Group Insurance Benefits- The company offers a comprehensive employee benefits package for all eligible employees which includes group health, dental, vision, life, dependent life, short and long-term disability insurance and a flexible spending account plan. Executive officers are afforded the same participation and rewards terms as all other eligible staff.

Total Rewards - The company considers compensation a single package consisting of the parts described in this statement. When viewed in this manner, the organization is positioned to: 1) establish specific goals for each form of compensation, 2) project funding requirements consistent with the company's business strategies, and 3) administer the program with predetermined goals as a guide. Assuming strategic goals are met, the combined total rewards would be expected to be comparable to similarly sized banks within the company's market area.

Executive Compensation

The following table shows the compensation earned by the chief executive officer, chief financial officer and the three other most highly compensated executive officers in 2007.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compen-sation Earnings ($)	All Other Compensation ($)	Total ($)
Thomas A. Daiber President & Chief Executive Officer [(1)]	2007	$ 298,984	$152,500	---	$ 12,225	---	---	$ 6,750	$ 470,459
	2006	$ 289,712	$ 60,000	---	$ 63,793	---	---	$ 7,938	$ 421,443
Kurt R. Stevenson Senior Executive Vice President & Chief Financial Officer[(2)]	2007	$ 162,917	$ 54,269	---	$ 7,335	---	---	$ 6,824	$ 231,345
	2006	$ 147,687	$ 59,405	---	$ 33,900	---	---	$ 11,044	$ 204,991
Donald M. Davis Market President[(3)]	2007	$ 299,167	$ 75,000	---	$ 49,980	---	---	$ 30,460	$ 454,607
Steven E. Flahaven EVP/Head of Commercial Banking[(4)]	2007	$ 151,250	$ 36,596	---	$ 4,483	---	---	$ 5,365	$ 197,694
Everett J. Solon Market President[(5)]	2007	$ 145,667	$ 33,179	---	$ 4,483	---	---	$ 7,212	$ 190,541
	2006	$ 144,500	$ 34,680	---	$ 11,606	---	---	$ 13,381	$ 204,167
J. David Conterio, former EVP/Head of Wealth Management[(6)]	2007	$ 47,500	$ 2,740	---	---	---	---	$ 157,739	$ 207,979
	2006	$ 142,188	$ 27,075	---	---	---	---	$ 9,399	$ 178,662

(1) Mr. Daiber's All Other Compensation figure of $6,750 represents the dollar value of employer contributions to his 401(k) account for 2007. Mr. Daiber was granted 12,500 shares in July of 2006. Stock option values are based on the Black-Scholes model assuming a five-year option life for the full twelve months in 2007 the options were held.

(2) Mr. Stevenson was granted 7,500 shares in July of 2006. Stock option values are based on the Black-Scholes model assuming a five-year option life for the full twelve months in 2007 the options were held. Mr. Stevenson's All Other Compensation figure represents $6,594 of employer contributions to his 401(k) account and $230 of imputed income related to Mr. Stevenson's split dollar bank-owned life insurance (BOLI) policy.

(3) We were not required to disclose Mr. Davis' salary information with respect to his compensation prior to 2007. Mr. Davis was granted 50,000 stock options in association with his employment agreement in October of 2007, 20% of which were immediately vested. Stock option values are based on the Black-Scholes model assuming a five-year option life for the two full months in 2007 the options were held. Mr. Davis' All Other Compensation figure represents $6,750 of employer contributions to his 401(k) account; $2,550 related to a dividend payment due to a timing issue with the issuance of Mr. Davis' vested restricted stock and $21,160 of W-2 reported income related to the vested income of 1,000 restricted shares of Centrue Financial Corporation common stock.

(4) We were not required to disclose Mr. Flahaven's salary information with respect to his compensation prior to 2007. Mr. Flahaven was granted 5,000 stock options in association with his employment agreement in January of 2007. Stock option values are based on the Black-Scholes model assuming a five-year option life for the eleven full months in 2007 the options were held. Mr. Flahaven's All Other Compensation figure represents $5,365 of employer contributions to his 401(k) account.

(5) Mr. Solon was granted 5,000 stock options in association with his employment agreement in January of 2007. Stock option values are based on the Black-Scholes model assuming a five-year option life for the eleven full months in 2007 the options were held. Mr. Solon's All Other Compensation figure represents $5,320 of employer contributions to his 401(k) account and $1,892 of imputed income related to Mr. Solon's split dollar bank-owned life insurance (BOLI) policy.

(6) Mr. Conterio separated from Centrue on April 30, 2007. Mr. Conterio's All Other Compensation figure represents $142,500 in relation to his contract payment of one year of base salary, $12,605 for the payout of his paid time off bank, and $2,634 of employer contributions to his 401(k) account.

Employment Agreements and Other Arrangements

We are not a party to any employment agreements with our executive officers named in the compensation table, except for the following:

Thomas A. Daiber and Kurt R. Stevenson

The post-merger Centrue entered into employment agreements with Thomas A. Daiber and Kurt R. Stevenson on June 30, 2006. Except as described below, each agreement is substantially identical. Initially the agreements are effective for a three-year term. On the second anniversary of the agreements' effective date, the term will be extended an additional day so that the term is always one year, unless either party gives written notice of non-renewal to the other party.

The agreement for Mr. Daiber provides for an annual base salary of not less than $290,000. Additionally, Mr. Daiber will have the opportunity to receive an annual performance bonus of up to 50% of his base salary. The agreement also provided for the award of incentive stock options to Mr. Daiber, and on July 7, 2006 Mr. Daiber was awarded options to purchase equal to 12,500 shares of Centrue stock after the merger. Mr. Daiber is entitled to not less than twenty-three days of paid time off as well as benefits at least as favorable to the benefits provided to all other employees.

The agreement for Mr. Stevenson provides for an annual base salary of not less than $170,000. Additionally, Mr. Stevenson will have the opportunity to receive an annual performance bonus of up to 30% of his base salary. The agreement also provided for the award of incentive stock options to Mr. Stevenson, and on July 7, 2006 Mr. Stevenson was awarded options to purchase equal to 7,500 shares of Centrue stock after the merger. Mr. Stevenson is entitled to not less than twenty-three days of paid time off as well as benefits at least as favorable to the benefits provided to all other employees.

The employment agreements include customary provisions prohibiting the executive from competing and other activities that would be harmful to the company. Payments under the employment agreements will be reduced to the extent necessary to prevent any portion of the payments from being treated as a nondeductible excess parachute payment under the federal tax laws.

Donald M. Davis

On October 5, 2007, the company entered into an employment agreement with Donald M. Davis. Initially the agreement is effective for a four-year term. On the third anniversary of the agreement's effective date and each anniversary thereafter, the term will be extended for one additional year, unless either party gives written notice of non-renewal to the other party.

The agreement for Mr. Davis provides for an annual base salary of not less than $325,000. Additionally, Mr. Davis will have the opportunity to receive an annual performance bonus of up to 25% of his salary in 2007 and annually thereafter based on 10% of the pretax profit of the Bank's St. Louis, Missouri branch(es) with up to half of the bonus (i.e. 5% of the pretax profit of the Bank's St. Louis, Missouri branch(es)) available to be paid to Mr. Davis' direct reports for the applicable year. The agreement also provided for the award of incentive stock options to Mr. Davis, and on October 30, 2007, Mr. Davis was awarded options to purchase 50,000 shares of Centrue stock. Mr. Davis is entitled to not less than twenty-five days of paid time off as well as benefits at least as favorable to the benefits provided to all other employees.

The employment agreement includes customary provisions prohibiting the executive from competing and other activities that would be harmful to the company. Payments under the employment agreements will be reduced to the extent necessary to prevent any portion of the payments from being treated as a nondeductible excess parachute payment under the federal tax laws.

Descriptions of any potential post-termination payments are disclosed in the section titled Other Potential Post-Employment Payments.

Steven E. Flahaven and Everett J. Solon

On January 31, 2007, the company entered into employment agreements with Steven E. Flahaven and Everett J. Solon. Except as described below, each agreement is substantially identical. Initially the agreements are effective for a one-year term for Mr. Flahaven and a two-year term for Mr. Solon. On the first anniversary of the date the agreements become effective, the term may be extended for one or more additional years by resolution of the board of directors. In 2008, the Board extended each agreement for one additional year. Mr. Flahaven's agreement was extended through January 31, 2009, while Mr. Solon's agreement was extended through January 31, 2010.

Mr. Flahaven's agreement specifies a minimum base salary of $160,000. He will have the opportunity to receive annual performance bonuses of up to 25% of his base salary and is entitled to not less than twenty-five days of paid time off as well as benefits at least as favorable to the benefits provided to all other employees.

Mr. Flahaven received a grant of 5,000 stock options in January 2007 to be vested over a five-year period in association with his employment contract. An additional grant of 10,000 shares was issued in February 2008 in conjunction with Mr. Flahaven's contract renewal.

The employment agreement includes customary provisions prohibiting Mr. Flahaven from competing and other activities that would be harmful to the company. Payments under the employment agreement will be reduced to the extent necessary to prevent any portion of the payments from being treated as a nondeductible excess parachute payment under the federal tax laws.

Mr. Solon's agreement specifies a minimum base salary of $152,000. He will have the opportunity to receive annual performance bonuses of up to 25% of his base salary and is entitled to not less than twenty-five days of paid time off as well as benefits at least as favorable to the benefits provided to all other employees.

Mr. Solon received a grant of 5,000 stock options in January 2007 to be vested over a five-year period in association with his employment contract. An additional grant of 5,000 shares was issued in February 2008 in conjunction with Mr. Solon's contract renewal.

The employment agreement includes customary provisions prohibiting Mr. Solon from competing and other activities that would be harmful to the company. Payments under the employment agreement will be reduced to the extent necessary to prevent any portion of the payments from being treated as a nondeductible excess parachute payment under the federal tax laws.

Compensation of the Chief Executive Officer

Thomas A. Daiber

During 2007, Thomas A. Daiber served as the chief executive officer of Centrue Financial Corporation. The terms of his employment, including a base salary of $305,000, were established by the board of directors.

Mr. Daiber received no long-term incentives in 2007, as explained in detail in the Summary Compensation Table of Executive Compensation.

Mr. Daiber was eligible for participation in all company-sponsored benefits programs in 2007, including the company's group health/dental/vision coverage, group-term life insurance coverage, and company-sponsored retirement programs including the Centrue Financial Corporation 410(k) and Profit Sharing Plan.

Mr. Daiber did not receive any compensation associated with a car allowance or country club dues.

In February of 2008, Mr. Daiber received a bonus for year 2007 performance in the amount of $152,500. This represented 50% of his then base salary, or 100% of his eligible bonus pool. Specific accomplishments considered in granting Mr. Daiber's full bonus potential included: attainment of annual budget and key strategic accomplishments including, but not limited to, earnings per share and return on equity targets, merger-related cost savings, efficiency ratio, growth goals, asset quality, compliance, capital planning and human resources accomplishments.

The compensation and benefits package for 2007 for Mr. Daiber was approved by the company's board of directors and was commensurate with his knowledge, skills and abilities, as supported by his professional experience and accomplishments, as well as the Board's belief in his ability to successfully lead the organization. The executive & compensation committee has reviewed all components of the total compensation package of the chief executive officer and the other named executive officers in this proxy statement and believes them to be reasonable and not excessive.

Annually, the executive & compensation committee evaluates four primary areas of performance in determining the chief executive officer's level of compensation. Changes to the base salary, cash bonus, long-term rewards and other benefits of the chief executive officer are based on:

- long-range strategic planning and implementation;
- the company's financial performance
- compliance with regulatory requirements and relations with regulatory agencies; and
- the individual's effectiveness of managing relationships with stockholders and the board of directors.

When evaluating the company's financial performance, the executive & compensation committee considers profitability, asset growth, asset quality and risk management. The primary evaluation criteria are considered to be essential to our long-term viability and are given equal weight in the evaluation. Finally, the executive & compensation committee reviews compensation packages of peer institutions, as well as compensation surveys provided by independent third parties, to ensure that the chief executive officer's compensation is competitive and commensurate with his level of performance.

Compensation of Other Executive Officers

Kurt R. Stevenson

During 2007, Kurt R. Stevenson served as the chief financial officer of Centrue Financial Corporation. The terms of his employment, including a base salary of $170,000, were established by the board of directors.

Mr. Stevenson received no long-term incentives in 2007, as explained in detail in the Summary Compensation Table of Executive Compensation.

Mr. Stevenson was eligible for participation in all company-sponsored benefits programs in 2007, including the company's group health/dental/vision coverage, group-term life insurance coverage, and company-sponsored retirement programs including the Centrue Financial Corporation 410(k) and Profit Sharing Plan.

Mr. Stevenson did not receive any compensation associated with a car allowance, but did have country club dues paid with a value of $2,320

In February of 2008, Mr. Stevenson received a bonus for year 2007 performance in the amount of $51,000.

Donald M. Davis

During 2007, Donald M. Davis served as the market president of Centrue Financial Corporation. The terms of his employment, including a base salary of $325,000, were established by the board of directors. In determining Mr. Davis' base salary, the production and profitability levels of the St. Louis market which is headed by Mr. Davis, in comparison to overall company production and profitability levels was considered. Based on the significantly more substantial contributions made by that market area, Mr. Davis' compensation package includes a base salary higher than that of other similarly situated executives.

Mr. Davis received a grant of 50,000 stock options in 2007 in conjunction with his employment agreement, as explained in detail in the Summary Compensation Table of Executive Compensation. Again, based on the significantly more substantial contributions made by the St. Louis market area, Mr. Davis' compensation package included an option grant higher than that of other similarly situated executives. An additional grant of 5,000 shares was issued to Mr. Davis in February 2008.

Mr. Davis was eligible for participation in all company-sponsored benefits programs in 2007, including the company's group health/dental/vision coverage, group-term life insurance coverage, and company-sponsored retirement programs including the Centrue Financial Corporation 410(k) and Profit Sharing Plan.

Mr. Davis did not receive any compensation associated with a car allowance but did have country club dues paid with a value of $6,300.

In February of 2008, Mr. Davis received a bonus for year 2007 performance in the amount of $75,000. Per the terms of Mr. Davis' employment agreement, his 2007 bonus potential was based on the greater of 25% of his 2007 salary or 10% of the net income levels of his market. His bonus for 2008 and annually thereafter will be based on the profitability of the St. Louis market. The bonus for Mr. Davis is calculated after adjusting for all direct costs related to operating the St. Louis market, including funding a loan loss reserve for the St. Louis loan portfolio.

Steven E. Flahaven

During 2007, Steven E. Flahaven served as the executive vice president/head of commercial banking of Centrue Financial Corporation. The terms of his employment, including a base salary of $160,000, were established by the board of directors.

Mr. Flahaven received a grant of 5,000 stock options in 2007 in conjunction with his employment agreement, as explained in detail in the Summary Compensation Table of Executive Compensation. An additional grant of 10,000 shares was issued in February 2008 in conjunction with Mr. Flahaven's contract renewal.

Mr. Flahaven was eligible for participation in all company-sponsored benefits programs in 2007, including the company's group health/dental/vision coverage, group-term life insurance coverage, and company-sponsored retirement programs including the Centrue Financial Corporation 401(k) and Profit Sharing Plan.

Mr. Flahaven did not receive any compensation associated with a car allowance or country club dues.

In February of 2008, Mr. Flahaven received a bonus for year 2007 performance in the amount of $34,000.

Everett J. Solon

During 2007, Everett J. Solon served as the market president of Centrue Financial Corporation. The terms of his employment, including a base salary of $152,000, were established by the board of directors.

Mr. Solon received a grant of 5,000 stock options in 2007 in conjunction with his employment agreement, as explained in detail in the Summary Compensation Table of Executive Compensation. An additional grant of 5,000 shares was issued in February 2008 in conjunction with Mr. Solon's contract renewal.

Mr. Solon was eligible for participation in all company-sponsored benefits programs in 2007, including the company's group health/dental/vision coverage, group-term life insurance coverage, and company-sponsored retirement programs including the Centrue Financial Corporation 410(k) and Profit Sharing Plan.

Mr. Solon did not receive any compensation associated with a car allowance but did have country club dues paid with a value of $1,325.

In February of 2008, Mr. Solon received a bonus for year 2007 performance in the amount of $30,400.

J. David Conterio

On April 30, 2007, the company paid out to Mr. Conterio one-year of salary under his change of control provision, as is outlined in the Summary Compensation Table. In addition, Mr. Conterio is entitled to participate in the company's group health and life programs through April 30, 2008.

Grants of Plan-Based Awards

Name	Grant Date [4]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Donald M. Davis[1]	10/30/2007	50,000	$ 19.88	$ 994,000
Steven E. Flahaven[2]	01/31/2007	5,000	$ 19.03	$ 95,150
Everett J. Solon[3]	01/31/2007	5,000	$ 19.03	$ 95,150

(1) Mr. Davis was granted 50,000 options in association with his employment contract. The exercise price for Mr. Davis' options reflects the end of day close price as of the grant date.

(2) Mr. Flahaven was granted 5,000 options in association with his employment contract. The exercise price for Mr. Flahaven's options reflects the end of day close price as of the grant date.

(3) Mr. Solon was granted 5,000 options in association with his employment contract. The exercise price for Mr. Solon's options reflects the end of day close price as of the grant date.

(4) All options granted in 2007 were qualified options subject to a five-year graded vesting schedule in which options vest 20% per year.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Un-exercisable (#) (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Thomas A. Daiber	24,000	---	---	$ 21.8800	10/09/2013	---	---	---	---
	18,000	---	---	22.9200	10/19/2014				
	14,400	---	---	22.5000	12/29/2012				
	2,500	10,000	---	19.5800	07/07/2013				
Kurt R. Stevenson	500	---	---	18.5000	02/16/2008	---	---	---	---
	500	---	---	15.0000	02/11/2009				
	100	---	---	16.0625	11/18/2009				
	2,935	---	---	11.7500	02/15/2011				
	2,935	---	---	14.2500	02/20/2012				
	2,392	---	---	15.0900	12/19/2012				
	5,000	---	---	20.3000	06/16/2015				
	1,500	6,000	---	19.6000	07/07/2013				
Donald M. Davis	10,000	40,000	---	19.8800	10/05/2014	4,000	$ 90,000	---	---
Steven E. Flahaven	---	5,000	---	19.0300	01/31/2014	---	---	---	---
Everett J. Solon	3,000	---	---	18.5000	02/16/2008	---	---	---	---
	3,500	---	---	15.0000	02/11/2009				
	100	---	---	16.0625	11/18/2009				
	3,196	---	---	11.7500	02/15/2011				
	4,076	---	---	14.2500	02/20/2012				
	2,935	---	---	15.0900	12/19/2012				
	5,000	---	---	20.3000	06/16/2015				
	---	5,000	---	19.0300	01/31/2014				

(1) All outstanding options for executives will continue to vest at 20% per year. With the exception of Mr. Davis, who was immediately vested in 20% of his options at the time of grant, all other executives follow a five-year vesting schedule. Mr. Davis will continue to vest 20% per year over a four-year vesting period.

Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Kurt R. Stevenson	300	$ 1,881	---	---
Donald M. Davis	---	---	1,000	$21,160
Everett J. Solon	1,000	$ 6,050	---	---

Other Potential Post-Employment Payments

Thomas A. Daiber and Kurt R. Stevenson

The agreements for Mr. Daiber and Mr. Stevenson provide that in the event of a termination of the executive's employment without cause or by the executive due to constructive discharge prior to the end of the term of the agreement, the executive will be entitled to certain severance benefits including payments of the executive's annual compensation for the greater of twenty-four months or the remaining period left in the employment agreement's term. Annual compensation is the executive's base salary plus the performance bonus for the most recent performance period. The executive would also be entitled to receive reimbursement for premiums the executive pays for the continuation of medical benefits for the executive and the executive's dependents.

During the twelve months following a change of control, the executive will be entitled to receive a lump sum payment equal to three times the executive's annual compensation, which is the sum of the executive's base salary and the performance bonus for the most recent performance period, plus reimbursement for premiums the executive pays for the continuation of medical benefits for the executive and the executive's dependents.

At December 31, 2007, if the company would have paid out Mr. Daiber under his constructive discharge or termination without cause provision, he would have been entitled to $610,000 (reflects two years) in base salary, $305,000 (reflects two years; estimates based off of earned bonus in 2007) in bonus and approximately $27,940 in COBRA continuation premiums (reflects two years; estimates based off of current premium levels) for Mr. Daiber's family for health, dental and vision benefits for a period of 24 months plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable.

At December 31, 2007, if the company would have paid out Mr. Daiber under his change of control provision, he would have been entitled to $915,000 (reflects three years) in base salary, $457,500 (reflects three years; estimates based off of earned bonus in 2007) in bonus and approximately $41,910 in COBRA continuation premiums (reflects three years; estimates based off of current premium levels) for Mr. Daiber's family for health, dental and vision benefits for a period of 36 months plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable.

At December 31, 2007, if the company would have paid out Mr. Stevenson under his constructive discharge or termination without cause provision, he would have been entitled to $340,000 (reflects two years) in base salary, $101,000 (reflects two years; estimates based off of earned bonus in 2007) in bonus and approximately $27,940 in COBRA continuation premiums (reflects two years; estimates based off of current premium levels) for Mr. Stevenson's family for health, dental and vision benefits for a period of 24 months plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable.

At December 31, 2007, if the company would have paid out Mr. Stevenson under his change of control provision, he would have been entitled to $510,000 (reflects three years) in base salary, $153,000 (reflects three years; estimates based off of earned bonus in 2007) in bonus and approximately $41,910 in COBRA continuation premiums (reflects three years; estimates based off of current premium levels) for Mr. Stevenson's family for health, dental and vision benefits for a period of 24 months plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable.

Donald M. Davis

The agreement for Mr. Davis provides that in the event of a termination of the executive's employment without cause or by the executive due to change of control prior to the end of the term of the agreement, the executive will be entitled to certain severance benefits including payments of the executive's annual compensation for twenty-four months. Annual compensation is the executive's base salary and annual performance bonus (which shall be based on the performance of the Bank's St. Louis, Missouri branch(es) for the twelve (12) whole calendar months prior to the date of termination and capped at 5% of the pre-tax profit of the Bank's St. Louis, Missouri branch(es). The executive would also be entitled to receive reimbursement for premiums the executive pays for the continuation of medical benefits for the executive and the executive's dependents.

If the executive voluntarily terminates his employment due to constructive discharge, the executive will be entitled to receive a sum equal to two times the executive's base salary and the percentage of the annual performance bonus earned from the end of the calendar year preceding until the last date of the executive's employment (based on 5% of the pretax profit of the Bank's St. Louis, Missouri branch(es)). The executive would also be entitled to receive reimbursement for premiums the executive pays for the continuation of medical benefits for the executive and the executive's dependents.

At December 31, 2007, if the company would have paid out Mr. Davis due to termination of the executive's employment without cause or by the executive due to change of control he would have been entitled to $650,000 (reflects two years) in base salary, $150,000 (reflects two years; estimates based off of earned bonus in 2007) in bonus and approximately $27,940 in COBRA continuation premiums (reflects two years; estimates based off of current premium levels) for Mr. Davis' family for health, dental and vision benefits for a period of 24 months plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable.

At December 31, 2007, if the company would have paid out Mr. Davis due to constructive discharge, he would have been entitled to $650,000 (reflects two years) in base salary, $75,000 (reflects 100% of the annual performance bonus earned from the end of the calendar year preceding until the last date of the executive's employment (based on 5% of the pretax profit of the Bank's St. Louis, Missouri branch(es)).) in bonus and approximately $27,940 in COBRA continuation premiums (reflects two years; estimates based off of current premium levels) for Mr. Davis' family for health, dental and vision benefits for a period of 24 months plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable.

Steven E. Flahaven

During the twelve months following a change of control, if Mr. Flahaven voluntarily terminates his employment due to constructive discharge or if the company terminates his employment for any reason other than cause, Mr. Flahaven will be entitled to receive a lump sum payment equal to one times his annual compensation, which is the sum of his base salary and the performance bonus for the most recent performance period, plus reimbursement for premiums he pays for the continuation of medical benefits for him and his dependents.

At December 31, 2007, if the company would have paid out Mr. Flahaven under his constructive discharge, termination without cause or change of control provision, he would have been entitled to $160,000 in base salary, $34,000 in bonus (estimated based off of earned bonus in 2007) in bonus and approximately $11,974 in COBRA continuation premiums (estimated based off of current premium levels) for Mr. Flahaven and his spouse for health, dental and vision benefits for a period of 12 months plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable.

Everett J. Solon

During the twelve months following a change of control, if Mr. Solon voluntarily terminates his employment due to constructive discharge or if the company terminates his employment for any reason other than cause, Mr. Solon will be entitled to receive a lump sum payment equal to two times his annual compensation, which is the sum of his base salary and the performance bonus for the most recent performance period, plus reimbursement for premiums he pays for the continuation of medical benefits for him and his dependents.

At December 31, 2007, if the company would have paid out Mr. Solon under his constructive discharge, termination without cause or change of control provision, he would have been entitled to $304,000 in base salary (reflects two years), $78,500 (reflects two years; estimates based off of earned bonus in 2007) in bonus and approximately $27,940 in COBRA continuation premiums (reflects two years; estimates based off of current premium levels) for Mr. Solon's family for health, dental and life benefits for a period of 24 months plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable.

J. David Conterio

On May 23, 2005, the company entered into a Change of Control Agreement with J. David Conterio. The agreement provided that if, within two years after a change in control occurs, Mr. Conterio's employment was terminated without "good cause," then he shall have received a cash payment equal to one times his salary. For a period of one year, Mr. Conterio would be allowed to participate in any benefit plans of the company or bank which provide health (including medical and dental), life or disability insurance, or similar coverage to the extent permitted by law and the applicable benefit plan. Payments under the employment agreement would be reduced to the extent necessary to prevent any portion of the payments from being treated as a nondeductible excess parachute payment under the federal tax laws.

On April 30, 2007, the company paid out to Mr. Conterio one-year of salary under his change of control provision, as is outlined in the Summary Compensation Table. In addition, Mr. Conterio is entitled to participate in the company's group health and life programs through April 30, 2008.

TRANSACTIONS WITH MANAGEMENT

The company's audit committee charter requires the review of all related party transactions, other than Regulation O transactions, to the extent required by the rules of the Securities and Exchange Commission and NASDAQ (or by the rules and regulations of any other exchange or national market on which the company's common stock is quoted or listed for trading).

Several of our directors and executive officers (including their affiliates, families and companies in which they are principal owners, officers or directors) were loan customers of, and had other transactions with, us and our subsidiaries in the ordinary course of business. These loans and lines of credit were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features. During 2007, the law firm of Myers, Berry, O'Conor & Kuzma, Ltd. received $89,371 in fees attributable to company related matters in which the law firm provided legal services. Richard J. Berry, a director of Centrue Financial Corporation and Centrue Bank, is a principal of that firm.

ACCOUNTANT FEES

Audit Fees
Audit fees and expenses billed to the company by Crowe Chizek and Company LLC for the audit of the company's financial statements, including the audit of internal control over financial reporting, for 2007 and 2006 were $291,785 and $185,500. The audit services also include the review of financial statements included in our quarterly reports on Form 10-Q and other services normally performed by independent registered public accounting firms in connection with statutory and regulatory filings and fees related to the 2006 merger.

Audit Related Fees
Audit related fees and expenses billed to the company by Crowe Chizek and Company LLC for fiscal years 2007 and 2006 were $0 and $134,630 for services related to the performance of the audit or review of the company's financial statements and fees related to the 2006 merger that were not included under the heading "Audit Fees."

Tax Fees
Tax fees and expenses billed to the company for fiscal years 2007 and 2006 were $47,285 and $19,000 for services related to tax compliance, tax advice and tax planning, consisting primarily of preparing the company's federal and state income tax returns for the previous fiscal periods and inclusive of expenses.

All Other Fees
Fees and expenses billed to the company for fiscal years 2007 and 2006 were $72,150 and $65,900 for all other services, which primarily consisted of the audit of the benefit plans.

The audit committee, after consideration of the matter, does not believe that the rendering of these services by Crowe Chizek to be incompatible with maintaining its independence as our principal accountant. In accordance with Section 10A(i) of the Exchange Act, before Crowe Chizek and Company LLC is engaged by us to render audit or non-audit services, the engagement is approved by our audit committee. None of the audit-related, tax and other services described in the table above were required to be approved by the audit committee pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.

The audit committee is responsible for reviewing and pre-approving any non-audit services to be performed by the company's independent auditors. The audit committee has delegated its pre-approval authority to the chairman of the audit committee to act between meetings of the audit committee. Any pre-approval given by the chairman of the audit committee pursuant to this delegation is presented to the full audit committee at its next regularly scheduled meeting. The audit committee or chairman of the audit committee reviews and, if appropriate, approves non-audit service engagements, taking into account the proposed scope of the non-audit services, the proposed fees for the non-audit services, whether the non-audit services are permissible under applicable law or regulation and the likely impact of the non-audit services on the independence of the independent auditors.

AUDIT COMMITTEE REPORT

The incorporation by reference of this proxy statement into any document filed with the Securities and Exchange Commission by us shall not be deemed to include the following report unless the report is specifically stated to be incorporated by reference into such document.

The audit committee assists the board in carrying out its oversight responsibilities for our financial reporting process, audit process and internal controls. The committee also reviews the audited financial statements and recommends to the board that they be included in our annual report on Form 10-K. The committee is comprised solely of independent directors. The current charter is available on the company's website at www.centrue.com.

Management is responsible for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. Crowe Chizek and Company LLC, our independent registered public accounting firm, is responsible for performing an independent audit of the financial statements in accordance with standards of the Public Company Accounting Oversight Board and auditing management's assessments of its internal controls. Centrue Financial Corporation outsources the internal audit function to a third party that reports directly to the audit committee and management. This third party is responsible for objectively reviewing and evaluating the adequacy, effectiveness and quality of our system of internal controls relating to the reliability and integrity of our financial information. The audit committee has ultimate authority and responsibility to select, evaluate and, when appropriate, replace our independent auditors.

The audit committee has reviewed and discussed our audited financial statements for the fiscal year ended December 31, 2007 with our management and Crowe Chizek and Company LLC, our independent registered public accounting firm. The committee has also discussed with Crowe Chizek and Company LLC the matters required to be discussed by SAS 61 (Codification for Statements on Auditing Standards) as well as having received and discussed the written disclosures and the letter from Crowe Chizek and Company LLC required by Independence Standards Board Statement No. 1 (Independence Discussions with Audit Committees). Based on the review and discussions with management and Crowe Chizek and Company LLC, the committee has recommended to the board that the audited financial statements be included in our annual report on Form 10-K for the fiscal year ending December 31, 2007 for filing with the Securities and Exchange Commission.

Audit Committee

Mark L. Smith, Chair
Walter E. Breipohl
Randall E. Ganim
Scott C. Sullivan

Audit Committee Financial Expert

The board of directors has determined that two of the four audit committee members, Messrs. Ganim and Smith, are qualified for designation as "audit committee financial experts." Both directors are independent under the listing standards of the Nasdaq Stock Market.

STOCKHOLDER PROPOSALS FOR 2009 ANNUAL MEETING

For inclusion in our proxy statement and form of proxy relating to the 2009 annual meeting of stockholders, stockholder proposals in compliance with SEC Rule 14a-8 must be received by us on or before November 24, 2008. For proposals outside of SEC Rule 14a-8, in order to be presented at such meeting, notice of the proposal must be received by Centrue Financial Corporation on or before March 24, 2009, and must otherwise comply with our bylaws.

"HOUSEHOLDING" OF PROXY MATERIALS

The company intends to household proxy materials this year. Brokers to Centrue Financial Corporation stockholders will deliver a single proxy statement and Form 10-K annual report to multiple stockholders sharing an address unless contrary instructions have been received from an affected stockholder. Once you have received notice from your broker or the company that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and Form 10-K annual report, please notify your broker, direct your written request to Centrue Financial Corporation, Investor Relations, 122 W. Madison Street, Ottawa, IL 61350 or contact Investor Relations at (815) 431-2720.

Stockholders who currently receive multiple copies of the proxy statement and Form 10-K annual report at their address and would like to request "householding" of their communications should contact their broker or, if a stockholder is a direct holder of Centrue Financial Corporation shares, they should submit a written request to Computershare Investor Services, the company's transfer agent, at 2 North LaSalle Street, Chicago, IL 60602.

OTHER MATTERS

We do not intend to present any other business at the meeting and know of no other matters which will be presented. However, if any other matters come before the meeting, it is the intention of the persons named in the accompanying proxy to vote in accordance with their best judgment on those matters. A representative of our independent auditors, Crowe Chizek and Company LLC, is expected to attend the annual meeting and will be available to respond to appropriate questions and to make a statement if he or she so desires.

Your proxy is solicited by the board of directors, and we will pay the cost of solicitation. In addition to soliciting proxies by use of the mail, officers, directors and regular employees of Centrue Financial Corporation or our subsidiaries, acting on our behalf, may solicit proxies by telephone, telegraph or personal interview. We will, at our expense, upon the receipt of a request from brokers and other custodians, nominees and fiduciaries, forward proxy soliciting material to the beneficial owners of shares held of record by such persons.

FAILURE TO INDICATE CHOICE

If any stockholder fails to indicate a choice with respect to any of the proposals on the proxy for the annual meeting, the shares of such stockholder shall be voted **FOR** the nominees listed.

By Order of the Board of Directors

Thomas A. Daiber
President and
Chief Executive Officer

Ottawa, Illinois
March 24, 2008

ALL STOCKHOLDERS ARE URGED TO SIGN AND MAIL THEIR PROXIES PROMPTLY

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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
Commission File Number: **0-28846**

CENTRUE FINANCIAL CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	**36-3145350**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

122 West Madison Street, Ottawa, Illinois 61350
(Address of principal executive offices, including zip code)

(815) 431-2720
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Exchange Class	Name of Each Exchange which Registered
Common Stock ($1.00 par value)	The NASDAQ Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 403 of the Securities Act. Yes [ ] No [√]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Exchange Act. Yes [ ] No [√]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [√] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ].

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [√]
Non-accelerated filer [ ]	Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b of the Exchange Act). Yes [ ] No [√].

As of February 25, 2008, the Registrant had issued and outstanding 6,054,246 shares of the Registrant's Common Stock. The aggregate market value of the voting stock held by non-affiliates of the Registrant as of June 30, 2007, the last business day of the Registrant's most recently completed second quarter, was $109,668,167.*

* Based on the last reported price of $20.05 of an actual transaction in the Registrant's Common Stock on June 30, 2007, and reports of beneficial ownership filed by directors and executive officers of the Registrant. Shares of Common Stock held by any executive officer or director of the Registrant have been excluded from the foregoing computation because such persons may be deemed to be affiliates; provided, however, such determination of shares owned by affiliates does not constitute an admission of affiliate status or beneficial interest in shares of the Registrant's Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the Proxy Statement for the 2008 Annual Meeting of Stockholders (the "2008 Proxy Statement") are incorporated by reference into Part III of this Form 10-K.

As used in this report, the terms "we," "us," "our," "Centrue" and the "Company" mean Centrue Financial Corporation and its subsidiary, unless the context indicates another meaning, and the term "Common Stock" means our common stock, par value $1.00 per share.

CENTRUE FINANCIAL CORPORATION
Form 10-K Index

Page

PART I

PART II

PART III

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PART I

Item 1. Business

THE COMPANY

Centrue Financial Corporation

Centrue Financial Corporation (the "Company") is a bank holding company incorporated in Delaware in 1982 for the purpose of becoming a holding company registered under the Bank Holding Company Act of 1956, as amended (the "Act"). The Company is a publicly traded banking company with assets of $1.4 billion at year-end 2007 and is headquartered in Ottawa, Illinois. On November 13, 2006, the Company (formerly known as UnionBancorp, Inc. now known as Centrue Financial Corporation) merged with Centrue Financial Corporation (former Centrue), parent of Centrue Bank with the Company being the surviving entity in the merger. Operating results of former Centrue are included in the consolidated financial statements since the date of the acquisition. As a result of this merger, the Company solidified its market share in the northern and central Illinois markets, expanded its customer base to enhance deposit fee income, marketed additional products and services to new customers and reduced operating costs through economies of scale.

The Company operates one wholly owned subsidiary: Centrue Bank (the "Bank"), employing 344 full-time equivalent employees at December 31, 2007. The Company has responsibility for the overall conduct, direction, and performance of its subsidiary. The Company provides various services, establishes Company-wide policies and procedures, and provides other resources as needed, including capital.

Subsidiary

At December 31, 2007, the Bank had $1.4 billion in total assets, $1.0 billion in total deposits, and 35 offices (33 full-service bank branches and 2 back-room sales support non-banking facilities) located in markets extending from the far western and southern suburbs of the Chicago metropolitan area across Central and Northern Illinois down to the metropolitan St. Louis area.

The Bank is engaged in commercial and retail banking and offers a broad range of lending, depository, and related financial services, including accepting deposits; commercial and industrial, consumer, and real estate lending; trust and asset management services; and other banking services tailored for consumer, commercial and industrial, and public or governmental customers.

Competition

The Company's market area is highly competitive with numerous commercial banks, savings and loan associations and credit unions. In addition, financial institutions, based in surrounding communities and in the southern and western metro area of Chicago and the suburban metro area of St. Louis, actively compete for customers within the Company's market area. The Company also faces competition from finance companies, insurance companies, mortgage companies, securities brokerage firms, money market funds, loan production offices and other providers of financial services.

The Company competes for loans principally through the range and quality of the services it provides and through competitive interest rates and loan fees. The Company believes that its long-standing presence in the communities it serves and personal service philosophy enhance its ability to compete favorably in attracting and retaining individual and business customers. The Company actively solicits deposit-related customers and competes for deposits by offering customers personal attention, professional service and competitive interest rates.

Under the Gramm-Leach-Bliley Act of 1999, effective March 2000, securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. The Gramm-Leach-Bliley Act, and future action stemming from the Act, is expected to continue to significantly change the competitive environment in which the Company and Centrue Bank conduct business. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

SUPERVISION AND REGULATION

General

Financial institutions and their holding companies are extensively regulated under federal and state law. As a result, the growth and earnings performance of the Company can be affected not only by management decisions and general economic conditions, but also by the requirements of applicable state and federal statutes and regulations and the policies of various governmental regulatory authorities, including the Illinois Department of Financial and Professional Regulation (the "DFPR"), the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Federal Deposit Insurance Corporation (the "FDIC"), the Internal Revenue Service and state taxing authorities and the Securities and Exchange Commission (the "SEC"). The effect of applicable statutes, regulations and regulatory policies can be significant, and cannot be predicted with a high degree of certainty.

Federal and state laws and regulations generally applicable to financial institutions, such as the Company and its subsidiary, regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to the Company and its subsidiary establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's deposit insurance funds and the depositors, rather than the shareholders, of financial institutions.

The following is a summary of the material elements of the regulatory framework that applies to the Company and its subsidiaries. It does not describe all of the statutes, regulations and regulatory policies that apply to the Company and its subsidiaries, nor does it restate all of the requirements of the statutes, regulations and regulatory policies that are described. As such, the following is qualified in its entirety by reference to the applicable statutes, regulations and regulatory policies. Any change in applicable law, regulations or regulatory policies may have a material effect on the business of the Company and its subsidiaries.

The Company

General. The Company, as the sole stockholder of Centrue Bank, is a bank holding company. As a bank holding company, the Company is registered with, and is subject to regulation by, the Federal Reserve under the Bank Holding Company Act, as amended (the "BHCA"). In accordance with Federal Reserve policy, the Company is expected to act as a source of financial strength to Centrue Bank and to commit resources to support Centrue Bank in circumstances where the Company might not do so absent such policy. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve and is required to file with the Federal Reserve periodic reports of operations and such additional information as the Federal Reserve may require. The Company is also subject to regulation by the DFPR under the Illinois Bank Holding Company Act, as amended.

Investments and Activities. Under the BHCA, a bank holding company must obtain Federal Reserve approval before: (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after the acquisition, it would own or control more than 5% of the shares of the other bank or bank holding company (unless it already owns or controls the majority of such shares); (ii) acquiring all or substantially all of the assets of another bank; or (iii) merging or consolidating with another bank holding company. Subject to certain conditions (including certain deposit concentration limits established by the BHCA), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States without regard to whether the acquisition is prohibited by the law of the state in which the target bank is located. In approving interstate acquisitions, however, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state depository institutions or their holding companies) and state laws which require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company.

The BHCA also generally prohibits the Company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve to be "so closely related to banking ... as to be a proper incident thereto." Under current regulations of the Federal Reserve, the Company is permitted to engage in a variety of banking-related businesses, including the operation of a thrift, consumer finance or equipment leasing business, the operation of a computer service bureau (including software development), and the operation of mortgage banking and brokerage businesses. The BHCA generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank holding companies.

In November, 1999, the Gramm-Leach-Bliley Act ("GLB Act") was signed into law. Under the GLB Act, bank holding companies that meet certain standards and elect to become "financial holding companies" are permitted to engage in a wider range of activities than those permitted for bank holding companies, including securities and insurance activities. Specifically, a bank holding company that elects to become a financial holding company may engage in any activity that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines is (i) financial in nature or incidental thereto, or (ii) complementary to any such financial-in-nature activity, provided that such complementary activity does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. A bank holding company may elect to become a financial holding company only if each of its depository institution subsidiaries is well-capitalized, well-managed, and has a Community Reinvestment Act rating of "satisfactory" or better at their most recent examination.

The GLB Act specifies many activities that are financial in nature, including lending, exchanging, transferring, investing for others, or safeguarding money or securities; underwriting and selling insurance;

providing financial, investment or economic advisory services; underwriting, dealing in, or making a market in securities; and those activities currently permitted for bank holding companies that are so closely related to banking or managing or controlling banks, as to be a proper incident thereto.

The GLB Act changed federal laws to facilitate affiliation between banks and entities engaged in securities and insurance activities. The law also established a system of functional regulation under which banking activities, securities activities, and insurance activities conducted by financial holding companies and their subsidiaries and affiliates will be separately regulated by banking, securities, and insurance regulators, respectively.

Federal law also prohibits any person or company from acquiring "control" of a bank or bank holding company without prior notice to the appropriate federal bank regulator. "Control" is defined in certain cases as the acquisition of 10% or more of the outstanding shares of a bank or bank holding company.

Capital Requirements. Bank holding companies are required to maintain minimum levels of capital in accordance with Federal Reserve capital adequacy guidelines. If capital falls below minimum guideline levels, a bank holding company, among other things, may be denied approval to acquire or establish additional banks or non-bank businesses.

The Federal Reserve's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies: a risk-based requirement expressed as a percentage of total risk-weighted assets, and a leverage requirement expressed as a percentage of total assets. The risk-based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. The leverage requirement consists of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly rated companies, with a minimum requirement of 4% for all others. For purposes of these capital standards, Tier 1 capital consists primarily of permanent stockholders' equity less intangible assets (other than certain mortgage servicing rights and purchased credit card relationships). Total capital consists primarily of Tier 1 capital plus certain other debt and equity instruments which do not qualify as Tier 1 capital and a portion of the company's allowance for loan and lease losses.

The risk-based and leverage standards described above are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or by the risk profiles of individual banking organizations. For example, the Federal Reserve's capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk, or the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (*i.e.*, Tier 1 capital less all intangible assets), well above the minimum levels.

As of December 31, 2007, the Company had regulatory capital as follows:

	Risk-Based Capital Ratio	Leverage Capital Ratio
Company	10.2%	7.7%

The risk-based capital ratio and the leverage capital ratio were 2.2% and 3.7% respectively, in excess of the Federal Reserve's minimum requirements. See Note 16 in the Notes in Consolidated Financial Statements for further information.

Dividends. The Company is organized under the Delaware General Corporation Law (the "DGCL"). The DGCL allows the Company to pay dividends only out of its surplus (as defined and computed in accordance with the provisions of the DGCL) or if the Company has no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Additionally, the Federal Reserve has issued a policy statement with regard to the payment of cash dividends by bank holding companies. The policy statement provides that a bank holding company should not pay cash dividends which exceed its net income or which can only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. The Federal Reserve also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

Federal Securities Regulation. The Company's common stock is registered with the SEC under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Consequently, the Company is subject to the information, proxy solicitation, insider trading and other restrictions and requirements of the SEC under the Exchange Act.

The SEC and the NASDAQ have adopted regulations and policies under the Sarbanes-Oxley Act of 2002 that will apply to Centrue Financial Corporation as a registered company under the Securities Exchange Act of 1934 and a NASDAQ-traded company. The stated goals of these Sarbanes-Oxley requirements are to increase corporate responsibility, provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The SEC and NASDAQ Sarbanes-Oxley-related regulations and policies include very specific additional disclosure requirements and new corporate governance rules.

The Sarbanes-Oxley Act of 2002 was enacted in response to public concerns regarding corporate accountability in connection with recent accounting scandals. The stated goals of the Sarbanes-Oxley Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The Sarbanes-Oxley Act generally applies to all companies that file or are required to file periodic reports with the SEC, under Securities Exchange Act of 1934.

The Sarbanes-Oxley Act includes very specific additional disclosure requirements and new corporate governance rules requiring the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules, and mandates further studies of certain issues by the SEC. The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees. Sarbanes-Oxley section 404 requires significant oversight of a public company's internal control over the financial statements. For accelerated filers, the rules require them to provide management's report on internal control over financial reporting by December 31, 2007. The rule further requires an accelerated filer to have an external auditor's attestation report on internal control over financial reporting as of December 31, 2007. The Company incurred approximately $272,000 in additional expenses to comply with the provisions of the Sarbanes-Oxley Act.

Centrue Bank

Centrue Bank is an Illinois-chartered bank, the deposit accounts of which are insured by the FDIC. Centrue Bank is also a member of the Federal Reserve System ("member bank"). As an Illinois-chartered, FDIC-insured member bank, Centrue Bank is subject to the examination, supervision, reporting and enforcement requirements of the DFPR, as the chartering authority for Illinois banks, the Federal Reserve, as the primary federal regulator of member banks, and the FDIC, as administrator of deposit insurance.

Deposit Insurance. As an FDIC-insured institution, Centrue Bank is required to pay deposit insurance premium assessments to the FDIC.

Pursuant to the Federal Deposit Insurance Reform Act of 2005 (the "FDIRA") in 2006, the previously separate deposit insurance funds for banks and savings associations were merged into a single deposit insurance fund administered by the FDIC. Centrue Bank's deposits are insured up to applicable limitations by that deposit insurance fund.

Following the adoption of the FDIRA, the FDIC has the opportunity, through its rulemaking authority, to better price deposit insurance for risk than was previously authorized. The FDIC adopted regulations that create a system of risk-based assessments. Under the new regulations, there are four risk categories, and each insured institution will be assigned to a risk category based on capital levels and supervisory ratings. Well-capitalized institutions with CAMELS composite ratings of 1 or 2 will be placed in Risk Category I while other institutions will be placed in Risk Categories II, III or IV depending on their capital levels and CAMEL composite ratings. The current assessment rates established by the FDIC provide that the highest rated institutions, those in Risk Category I, will pay premiums of between 0.05% and 0.07% of deposits and the lowest rated institutions, those in Risk Category IV, will pay premiums of 0.43% of deposits. The assessment rates may be changed by the FDIC as necessary to maintain the insurance fund at the reserve ratio designated by the FDIC, which currently is 1.25% of insured deposits. The FDIC may set the reserve ratio annually at between 1.15% and 1.50% of insured deposits. Deposit insurance assessments will be collected for a quarter, at the end of the next quarter. Assessments are based on deposit balances at the end of the quarter, except for institutions with $1 billion or more in assets, such as Centrue Bank, and any institution that becomes insured on or after January 1, 2007 which will have their assessment base determined using average daily balances of insured deposits.

In 2006, the FDIC adopted a final rule allocating a one-time assessment credit among insured financial institutions. This credit may be used to offset deposit insurance assessments (not to include FICO assessments) beginning in 2007. The Company began taking advantage of this credit in 2007 and expects to realize benefit from this credit thru the second quarter of 2009.

The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution (i) has engaged or is engaging in unsafe or unsound practices, (ii) is in an unsafe or unsound condition to continue operations or (iii) has violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance, if the institution has no tangible capital. Management of the Company is not aware of any activity or condition that could result in termination of the deposit insurance of Centrue Bank.

FICO Assessments. FDIC insured institutions are also subject to assessments to cover interest payments due on the outstanding obligations of the Financing Corporation ("FICO"). FICO was created in 1987 to finance the recapitalization of the Federal Savings and Loan Insurance Corporation. These FICO assessments are in addition to amounts assessed by the FDIC for deposit insurance until the final maturity of the outstanding FICO obligations in 2019. FDIC insured institutions will share the cost of the interest on the FICO bonds on a *pro rata* basis. During the year ended December 31, 2007, the FICO assessment rate for DIF members ranged between approximately 0.0114% of deposits and approximately 0.0122% of deposits. During the year ended December 31, 2007, Centrue Bank paid FICO assessments totaling $121,829. For the first quarter of 2008, the rate established by the FDIC for the FICO assessment is 0.0114% of deposits.

Supervisory Assessments. All Illinois banks are required to pay supervisory assessments to the DFPR to fund the operations of the DFPR. The amount of the assessment is calculated based on the institution's total assets, including consolidated subsidiaries, as reported to the DFPR. During the year ended December 31, 2007, Centrue Bank paid supervisory assessments to the DFPR totaling $194,836.

Capital Requirements. The Federal Reserve has established the following minimum capital standards for state-chartered Federal Reserve System member banks, such as Centrue Bank: a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks with a minimum requirement of at least 4% for all others, and a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. For purposes of these capital standards, Tier 1 capital and total capital consist of substantially the same components as Tier 1 capital and total capital under the Federal Reserve's capital guidelines for bank holding companies (*see* "--The Company--Capital Requirements").

The capital requirements described above are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions. For example, the regulations of the Federal Reserve provide that additional capital may be required to take adequate account of, among other things, interest rate risk or the risks posed by concentrations of credit, nontraditional activities or securities trading activities.

During the year ended December 31, 2007, Centrue Bank was not required by the Federal Reserve to increase its capital to an amount in excess of the minimum regulatory requirement. As of December 31, 2007, Centrue Bank had regulatory capital as follows:

	Risk-Based Capital Ratio	Leverage Capital Ratio
Centrue Bank	11.0%	8.3%

The risk-based capital ratio and the leverage capital ratio are 3.0% and 4.3% in excess of the Federal Reserve's minimum requirements. See Note 16 in the Notes in Consolidated Financial Statements for further information.

Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," in each case as defined by regulation. Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the institution to submit a capital restoration plan; limiting the institution's asset growth and restricting its activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions between the institution and its affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver for the institution. As of December 31, 2007, Centrue Bank was considered well capitalized.

Additionally, institutions insured by the FDIC may be liable for any loss incurred by, or reasonably expected to be incurred by,. the FDIC in connection with the default of commonly controlled FDIC insured depository institutions or any assistance provided by the FDIC to commonly controlled FDIC insured depository institutions in danger of default.

Dividends. Under the Illinois Banking Act, Illinois-chartered banks may not pay dividends in excess of their net profits then on hand, after deducting losses and bad debts. The Federal Reserve Act also imposes limitations on the amount of dividends that may be paid by state member banks, such as Centrue Bank. Generally, a member bank may pay dividends out of its undivided profits, in such amounts and at such times as the bank's board of directors deems prudent. Without prior Federal Reserve approval, however, a state member bank may not pay dividends in any calendar year which, in the aggregate, exceed such bank's calendar year-to-date net income plus such bank's retained net income for the two preceding calendar years.

The payment of dividends by any financial institution or its holding company is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, Centrue Bank exceeded its minimum capital requirements under applicable guidelines and had approximately $5.03 million available to be paid as dividends to the Company as of December 31, 2007. Notwithstanding the availability of funds for dividends, however, the Federal Reserve may prohibit the payment of any dividends by Centrue Bank if the Federal Reserve determines such payment would constitute an unsafe or unsound practice.

Insider Transactions. Centrue Bank is subject to certain restrictions imposed by federal law on extensions of credit to the Company, on investments in the stock or other securities of the Company and the acceptance of the stock or other securities of the Company as collateral for loans. Certain limitations and reporting requirements are also placed on extensions of credit by Centrue Bank to its directors and officers, to directors and officers of the Company, to principal stockholders of the Company, and to "related interests" of such directors, officers and principal stockholders. In addition, federal law and regulations may affect the terms upon which any person becoming a director or officer of the Company or a principal stockholder of the Company may obtain credit from the banks with which Centrue Bank maintains a correspondent relationship.

Safety and Soundness Standards. The federal banking agencies have adopted guidelines which establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If an institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the institution's rate of growth, require the institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal banking regulators, including cease and desist orders and civil money penalty assessments.

Branching Authority. Illinois banks, such as Centrue Bank, have the authority under Illinois law to establish branches anywhere in the State of Illinois, subject to receipt of all required regulatory approvals. Additionally, Centrue Bank has authority under Missouri law to establish branches anywhere in the State of Missouri, subject to receipt of all required regulatory approvals.

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act"), both state and national banks are allowed to establish interstate branch networks through acquisitions of other banks, subject to certain conditions, including certain limitations on the aggregate amount of deposits that may be held by the surviving bank and all of its insured depository institution affiliates. Illinois law permits interstate mergers, subject to certain conditions, including a prohibition against interstate mergers involving an Illinois bank that has been in existence and continuous operation for fewer than five years.

The establishment of new interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed by the Riegle-Neal Act only if specifically authorized by state law. Certain states permit out-of-state banks to establish de novo branches or acquire branches from another bank although the laws of some of these states require a reciprocal provision under the law of the state where the bank establishing or acquiring the branch is chartered. Illinois law permits out-of-state banks to establish branches in Illinois in this manner, and Illinois-chartered banks may branch into other states in this manner if the law of the state in which the branch will be established or acquired so authorizes even if the law of such state requires a reciprocal provision under Illinois law.

State Bank Activities. Under federal law and FDIC regulations, FDIC insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. Federal law and FDIC regulations also prohibit FDIC insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines the activity would not pose a significant risk to the deposit insurance fund of which the bank is a member.

The GLB Act also authorizes insured state banks to engage in financial activities, through subsidiaries, similar to the activities permitted for financial holding companies. If a state bank wants to establish a subsidiary engaged in financial activities, it must meet certain criteria, including that it and all of its affiliated insured depository institutions are well-capitalized and have a Community Reinvestment Act rating of at least "satisfactory" and that it is well-managed. There are capital deduction and financial statement requirements and financial and operational safeguards that apply to subsidiaries engaged in financial activities. Such a subsidiary is considered to be an affiliate of the bank and there are limitations on certain transactions between a bank and a subsidiary engaged in financial activities of the same type that apply to transactions with a bank's holding company and its subsidiaries.

Reserve Requirement. Federal Reserve regulations, as presently in effect, require depository institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and regular checking accounts), as follows:

- for the first $9.3 million of net transaction accounts, there is no reserve;
- for net transaction accounts totaling over $9.3 million and up to and including $43.9 million, a reserve of 3%; and
- for net transaction accounts totaling in excess of $43.9 million, a reserve requirement of $1.038 million plus 10% against that portion of the total transaction accounts greater than $43.9 million.

The dollar amounts and percentages reported here are all subject to adjustment by the Federal Reserve. The effect of maintaining the required non-interest earning reserves is to reduce Centrue Bank's interest earning assets.

Wealth Management Division

Centrue Bank, through its wealth management division, conducts a full service trust business in the State of Illinois, pursuant to a certificate of authority issued to the Commissioner under the Illinois Corporate Fiduciaries Act (the "Fiduciaries Act"). The wealth management division is subject to periodic examination by the DFPR and the DFPR has the authority to take action against it to enforce compliance with the laws applicable to its operations.

EXECUTIVE OFFICERS

The term of office for the executive officers of the Company is from the date of election until the next annual organizational meeting of the Board of Directors. In addition to the information provided in the 2008 Proxy Statement, the names and ages of the executive officers of the Company as of December 31, 2007, as well as the offices of the Company and the Subsidiary held by these officers on that date, and principal occupations for the past five years are set forth below.

Thomas A. Daiber, 50, is the President & Chief Executive Officer of Centrue Financial Corporation and Centrue Bank. Mr. Daiber joined the former Centrue Financial in October of 2003 as its President and Chief Executive Officer. Mr. Daiber had previously served as Chairman, President and Chief Executive Officer of Aviston Financial Corporation and Chairman and Chief Executive Officer of the State Bank of Aviston from October 2002 to October 2003.. Mr. Daiber served as Allegiant Bancorp, Inc.'s Chief Financial Officer from May of 1999 until March of 2003.

Kurt R. Stevenson, 41, is the Senior Executive Vice President & Chief Financial Officer of Centrue Financial Corporation and Centrue Bank and has held that role since 2003. Prior to that, Mr. Stevenson served as the Company's Vice President and Chief Financial Officer since June 2000. Mr. Stevenson also acted as the interim President immediately prior to the 2006 merger and as the interim Chief Operating Officer in 2007.

Everett J. Solon, 54, is a Market President (currently responsible for the Company's Streator, Dwight, Ottawa and Peru locations), a position held since 2003. In 2007, he also acted as the Company's Head of Mortgage Banking. Before consolidating into one bank charter in 2003, Mr. Solon had served as the President and Chief Executive Officer of UnionBank since 1994.

Donald M. Davis, 47, is a Market President (currently responsible for the Company's St. Louis market area), a position held since he joined the former Centrue Bank in 2006. He had previously worked for National City Bank as its Senior Vice President of Commercial Real Estate since 2005. Mr. Davis worked for Allegiant Bancorp, Inc. from 1997 to 2005 as its Senior Vice President/Commercial Business Development Officer.

Steven E. Flahaven, 52, is the Company's Executive Vice President & Head of Commercial Banking, a position held since 2006. Beginning in 2004, he acted as the Senior Vice President and Senior Commercial Loan Officer. Mr. Flahaven joined UnionBank in 2002 as its Vice President and Senior Lender.

Ricky R. Parks, 42, is the Market President for the Company's Fairview Heights, Aviston, Belleville, Effingham and St. Rose locations. Mr. Parks joined the former Centrue Bank in January of 2004 as a Senior Vice President and Senior Lender and in October of 2004 was named its Regional Bank President. Prior to joining Centrue, Mr. Parks worked for Union Planters Bank from September of 1991 until January of 2004 in the Metro-East St. Louis market and held the position of Senior Vice President & Commercial Team Leader prior to his departure.

Robert L. Davidson, 62, was promoted to Executive Vice President, Chief Investment Officer and ALCO Manager in January of 2006. He had previously served as the Company's Senior Vice President, Chief Investment Officer and ALCO Manager since 2001. Mr. Davidson became employed with

UnionBancorp in 1995 as the Investment Officer as a result of the acquisition of Prairie Bancorp and previously worked for Van Kampen Merritt Investment Advisory, Inc.

Roger D. Dotson, 60, is the Company's Executive Vice President, a position held since late 2007. He had previously served as the Company's Head of Retail Banking. Mr. Dotson joined the former Centrue Bank as their Regional President in 2005. Prior to joining the Company, Mr. Dotson served as the President & CEO of Illinois Community Bank located in Effingham, Illinois.

Heather M. Hammitt, 33, is the Company's Executive Vice President & Head of Human Resources & Corporate Communication. Ms. Hammitt joined UnionBancorp in March of 1998 and has served in various positions of management in human resources department during that time.

Kenneth A. Jones, 44, is the Company's Executive Vice President & Chief Credit Officer. Mr. Jones joined UnionBank in October 2000 and prior to his current position he served in the role of Commercial Collector.

Diane F. Leto, 46, is the Company's Executive Vice President & Head of Operations. She has been with the Company since June of 2004. Prior to joining the Company Ms. Leto was the Senior Vice President of Operations for Castle Bank located in Dekalb, Illinois.

Michael A. O'Gorman, 41, is the Market President for the Company's Kankakee region. Mr. O'Gorman joined the former Centrue Bank in January of 2004 as the President of Centrue North. Prior to joining Centrue, Mr. O'Gorman worked for National City Bank in Kankakee as a Community Bank President.

Available Information

Our Internet address is www.centrue.com. There we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our SEC reports can be accessed through the investor relations section of our Web site. The information found on our Web site is not part of this or any other report we file with or furnish to the SEC.

Item 1A. Risk Factors

An investment in the Company's common stock is subject to risks inherent to the Company's business. The material risk and uncertainties that management believes affect the Company are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below, together with all of the other information included or incorporated by reference in this report. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair the Company's business operations. This report is qualified in its entirety by these risk factors. See also, "Special Note Regarding Forward-Looking Statements."

If any of the following risks actually occur, the Company's financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of the Company's common stock could decline significantly, and you could lose all or part of your investment.

References to "we," "us," and "our" in this section refer to the Company and its subsidiary, unless otherwise specified or unless the context otherwise requires.

Risks Related to the Company's Business

We are subject to interest rate risk.

The Company's earnings and cash flows are largely dependent upon its net interest income. Interest rates are highly sensitive to many factors that are beyond the Company's control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest the Company receives on loans and securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect (i) the Company's ability to originate loans and obtain deposits, (ii) the fair value of the Company's financial assets and liabilities, and (iii) the average duration of the Company's mortgage-backed securities portfolio and other interest-earning assets. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, the Company's net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on the Company's results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on the Company's financial condition and results of operations. Also, the Company's interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on the Company's balance sheet. See Part II sections "Net Interest Income" and "Interest Rate Risk" in "Management's Discussion and Analysis of Financial Condition and Results of Operations," for further discussion related to the Company's management of interest rate risk.

We are subject to lending risk.

As of December 31, 2007 approximately 76.8% of the Company's loan portfolio consisted of commercial, financial, and agricultural, real estate construction, and commercial real estate loans (collectively, "commercial loans"). Commercial loans are generally viewed as having more inherent risk of default than residential mortgage loans or retail loans. Also, the commercial loan balance per borrower is typically larger than that for residential mortgage loans and retail loans, inferring higher potential losses on an individual loan basis. Because the Company's loan portfolio contains a number of commercial loans with large balances, the deterioration of one or a few of these loans could cause a significant increase in nonperforming loans. An increase in nonperforming loans could result in a net loss of earnings from these loans, an increase in the provision for loan losses, and an increase in loan charge offs, all of which could have a material adverse effect on the Company's financial condition and results of operations. See Part II "Loans" in "Management's Discussion and Analysis of Financial Condition and Results of Operations," for further discussion of credit risks related to different loan types.

We are subject to economic conditions of our geographic market.

The Company's success depends to a large degree on the general economic conditions of the geographic markets served by the Bank in the States of Illinois and Missouri and, to a lesser extent, contiguous states.

The local economic conditions on these areas have a significant impact on the generation of the Bank's commercial, real estate commercial, and real estate construction loans; the ability of borrowers to repay these loans; and the value of the collateral securing these loans. Adverse changes in the economic conditions of the counties in which we operate could also negatively impact the financial results of the Company's operations and have a negative effect on its profitability. For example, these factors could lead to reduced interest income and an increase in the provision for loan losses.

A portion of the loans in the Company's portfolio is secured by real estate. Most of these loans are secured by properties located in the north central, north west, east central, south central and St. Louis's suburban east counties of Illinois, as well as, the St. Louis metro area of Missouri. Negative conditions in the real estate markets where collateral for a mortgage loan is located could adversely affect the borrower's ability to repay the loan and the value of the collateral securing the loan. Real estate values are affected by various factors, including changes in general or regional economic conditions, supply and demand for properties and governmental rules or policies.

Our allowance for loan losses may be insufficient.

Managing the Company's allowance for loan losses is based upon, among other things, (1) historical experience, (2) an evaluation of local and national economic conditions, (3) regular reviews of delinquencies and loan portfolio quality, (4) current trends regarding the volume and severity of past due and problem loans, (5) the existence and effect of concentrations of credit, and (6) results of regulatory examinations. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the respective loan portfolios. Although the Company believes that the allowance for loan losses is adequate, there can be no assurance that such allowance will prove sufficient to cover future losses. Future adjustments may be necessary if economic conditions change or adverse developments arise with respect to nonperforming or performing loans or if regulatory supervision changes. Material additions to the allowance for loan losses would result in a material decrease in the Company's net income, and possibly its capital, and could result in the inability to pay dividends, among other adverse consequences.

Mergers and Acquisitions may disrupt our business and dilute stockholder value.

The Company regularly evaluates mergers and acquisition opportunities and conducts due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, negotiations may take place and future mergers or acquisitions involving cash, debt, or equity securities may occur at any time. The Company seeks merger or acquisition partners that are culturally similar, have experienced management, and possess either significant market presence or have potential for improved profitability through financial management, economies of scale, or expanded services.

Acquiring or merging with other banks, businesses, and acquiring branches involves potential adverse impact to the Company's financial results and various other risks commonly associated with mergers and acquisitions, including, among other things:

- Difficulty in estimating the value of the target company
- Payment of a premium over book and market values that may dilute the Company's tangible book value and earnings per share in the short and long term
- Potential exposure to unknown or contingent liabilities of the target company

- Exposure to potential asset quality issues of the target company
- There may be volatility in reported income as goodwill impairment losses could occur irregularly and in varying amounts
- Difficulty and expense of integrating the operations and personnel of the target company
- Inability to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits
- Potential disruption to the Company's business
- Potential diversion of the Company's management's time and attention
- The possible loss of key employees and customers of the target company
- Potential changes in banking or tax laws or regulations that may affect the target company

Details of the Company's recent acquisition activity are presented in Note 2, "Business Acquisitions and Divestitures," of the notes to consolidated financial statements within Part II, Item 8.

Our information systems may experience an interruption or breach in security.

The Company relies heavily on communications and information systems to conduct its business. Any failure, interruption, or breach in security of these systems could result in failures or disruptions in the Company's customer relationship management, general ledger, deposit, loan, and other systems. While the Company has policies and procedures designed to prevent or limit the effect of the failure, interruption, or security breach of its information systems, we cannot assure you that any such failures, interruptions, or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions, or security breaches of the Company's information systems could damage the Company's reputation, result in a loss of customer business, subject the Company to additional regulatory scrutiny, or expose the Company to civil litigation and possible financial liability, any of which could have a material adverse effect on the Company's financial condition and results of operations.

Risks Associated With The Company's Industry

We operate in a highly regulated industry.

The banking industry is heavily regulated. The banking business of the Company and the Bank are subject, in certain respects, to regulation by the Federal Reserve, the FDIC, the Office of the Comptroller of the Currency, the IDFPR and the SEC. The Company's success depends not only on competitive factors but also on state and federal regulations affecting banks and bank holding companies. The regulations are primarily intended to protect depositors, not stockholders or other security holders. The ultimate effect of recent and proposed changes to the regulation of the financial institution industry cannot be predicted. Regulations now affecting the Company may be modified at any time, and there is no assurance that such modifications, if any, will not adversely affect the Company's business.

We operate in an industry that is significantly affected by general business and economic conditions.

The Company's operations and profitability are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, and the strength of the U. S. economy and the local economies in which the Company operates, all of which are beyond the Company's control. A deterioration in economic conditions could result in an increase in loan delinquencies and nonperforming assets, decreases in loan collateral values, and a decrease in demand for the Company's products and services among other things, any of which could have a material adverse impact on the Company's financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

At December 31, 2007, the Company operated 35 offices (32 full-service bank branches and 2 back-room sales support nonbanking facilities in Illinois and 1 full-service bank branch in Missouri). The principal offices of the Company are located in Ottawa, Illinois. All of the Company's offices are owned by Centrue Bank and are not subject to any mortgage or material encumbrance, with the exception of four offices that are leased: one is located in LaSalle County in Illinois, one in Will County in Illinois, one in St. Clair County in Illinois and one in St. Louis County in Missouri. The Company believes that its current facilities are adequate for its existing business.

AFFILIATE	MARKETS SERVED	PROPERTY/TYPE LOCATION
The Company		Administrative Office: Ottawa, IL
Centrue Bank	Bureau, Champaign, Clinton, DeKalb, Effingham, Grundy, Iroquois, Jo Daviess, Kane, Kankakee, Kendall, LaSalle, Livingston, St. Clair, Whiteside and Will Counties in Illinois	Main Office: Streator, IL Thirty-three banking offices and two non-banking offices located in markets served.
	St. Louis County in Missouri	

In addition to the banking locations listed above, Centrue Bank owns thirty-three automated teller machines, some of which are housed within banking offices and some of which are independently located.

At December 31, 2007, the properties and equipment of the Company had an aggregate net book value of approximately $35.6 million.

Item 3. Legal Proceedings

Neither the Company nor its subsidiary are involved in any pending legal proceedings other than routine legal proceedings occurring in the normal course of business, which, in the opinion of management, in the aggregate, are not material to the Company's consolidated financial condition.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock was held by approximately 1,080 stockholders of record as of February 25, 2008, and is traded on The NASDAQ Stock Market under the symbol "TRUE." The table below indicates the high and low sales prices of the Common Stock as reported by NASDAQ for transactions of which the Company is aware, and the dividends declared per share for the Common Stock during the periods indicated. Because the Company is not aware of the price at which certain private transactions in the Common Stock have occurred, the prices shown may not necessarily represent the complete range of prices at which transactions in the Common Stock have occurred during such periods.

	Stock Sales		Cash
	High	Low	Dividends
2007			
First Quarter	$ 19.93	$ 18.99	$ 0.12
Second Quarter	20.55	18.50	0.13
Third Quarter	20.31	18.95	0.13
Fourth Quarter	24.90	19.19	0.13
2006			
First Quarter	$ 21.48	$ 20.12	$ 0.11
Second Quarter	21.12	19.44	0.12
Third Quarter	20.17	17.44	0.12
Fourth Quarter	20.00	18.30	0.12

The holders of the Common Stock are entitled to receive dividends as declared by the board of directors of the Company, which considers payment of dividends quarterly. Upon the consummation of the acquisition of Prairie in 1996, preferential dividends were required to be paid or accrued quarterly, with respect to the outstanding shares of Preferred Stock. The ability of the Company to pay dividends in the future will be primarily dependent upon its receipt of dividends from Centrue Bank. In determining cash dividends, the Board of Directors considers the earnings, capital requirements, debt and dividend servicing requirements, financial ratio guidelines it has established, financial condition of the Company and other relevant factors. Centrue Bank's ability to pay dividends to the Company and the Company's ability to pay dividends to its stockholders are also subject to certain regulatory restrictions.

The Company has paid regular cash dividends on the Common Stock since it commenced operations in 1982. There can be no assurance, however, that any such dividends will be paid by the Company or that such dividends will not be reduced or eliminated in the future. The timing and amount of dividends will depend upon the earnings, capital requirements and financial condition of the Company and Centrue Bank, as well as the general economic conditions and other relevant factors affecting the Company and its subsidiaries. In 1996, the Company entered into a new loan agreement in connection with the acquisition of Prairie and Country, replacing the Company's prior loan agreement. The loan agreement contains no direct prohibitions against the payment by the Company of dividends, but indirectly restricts such dividends through the required maintenance of minimum capital ratios. In addition, the terms of the Series A Preferred Stock, and the Series B Preferred Stock issued to certain of Prairie's preferred stockholders prohibit the payment of dividends by the Company on the Common Stock during any period for which dividends on the respective series of Preferred Stock are in arrears.

The following graph shows a comparison of cumulative total returns for Centrue Financial Corporation, the NASDAQ Stock Market (US Companies) and an index of SNL Midwest Bank Stocks for the five-year period beginning January 1, 2003 and ending on December 31, 2007. The graph was prepared at our request by SNL Financial LC, Charlottesville, Virginia.

COMPARISON OF CUMULATIVE TOTAL RETURN
(ASSUMES $100 INVESTED ON JANUARY 1, 2003)


Total Return Performance
Centrue Financial Corporation
NASDAQ Composite
SNL Midwest Bank Index
225
200
175
150
125
100
75
Index Value
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	Period Ending					
Index	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**
Centrue Financial Corporation	$ 100.00	$ 146.48	$ 145.17	$ 148.49	$ 138.95	$ 164.79
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
SNL Midwest Bank	100.00	128.00	144.44	139.18	160.87	125.39

The following table provides information about purchases of the Company's common stock by the Company during the fourth quarter 2007:

Period	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
10/01/07 – 10/31/07	6,000	$	19.95	6,000	644,160
11/01/07 – 11/30/07	170,462		21.33	170,462	473,698
12/01/07 – 12/31/07	20,120		22.34	20,120	453,578
Total (1)	196,582	$	21.39	196,582	453,578

(1) The Company repurchased 196,582 shares of stock during the quarter ended December 31, 2007 at an average price of $21.39. The 2006 repurchase program approved on November 13, 2006 provided for the Company to repurchase up to 5% or 370,000 shares of common stock. This plan was completed in the fourth quarter 2007. The 2007 repurchase program approved on July 24, 2007 authorized the Company to repurchase an additional 500,000 shares, or approximately 8% of the Company's currently issued and outstanding shares, in the open market or privately negotiated transactions over an 18 month period commencing immediately following the completion of the 2006 stock repurchase program. The expiration date of this program is January 24, 2009. Unless terminated earlier by resolution of our board of directors, the programs will expire on the earlier of such expiration date or when we have repurchased all shares authorized for repurchase under the program.

Item 6. Selected Financial Data

The following table presents selected consolidated financial data for the five years ended December 31, 2007:

	2007	2006	2005	2004	2003
Statement of Income Data					
Interest income	$ 83,576	$ 43,858	$ 34,697	$ 34,898	$ 41,075
Interest expense	44,735	21,351	13,704	13,231	15,946
Net interest income	38,841	22,507	20,993	21,667	25,129
Provision for loan losses	675	(1,275)	250	1,924	8,236
Net interest income after provision for loan losses	38,166	23,782	20,743	19,743	16,893
Noninterest income	15,665	6,688	6,298	12,378	11,971
Noninterest expense	37,333	22,723	21,343	24,860	26,306
Income before income taxes	16,498	7,747	5,698	7,261	2,558
Provision (benefit) for income taxes	5,175	2,145	1,319	2,173	67
Income from continuing operations (after taxes)	11,323	5,602	4,379	5,088	2,491
Loss on discontinued operations	-	(415)	(206)	(285)	(361)
Net income	$ 11,323	$ 5,187	$ 4,173	$ 4,803	$ 2,130
Preferred stock dividends	207	207	207	207	193
Net income for common stockholders	$ 11,116	$ 4,980	$ 3,966	$ 4,596	$ 1,937
Per Share Data					
Basic earnings per common shares from continuing operations	$ 1.75	$ 1.31	$ 1.06	$ 1.21	$ 0.57
Basic earnings per common share	1.75	1.21	1.01	1.14	0.48
Diluted earnings per common share from continuing operations	1.74	1.30	1.04	1.19	0.56
Diluted earnings per common share	1.74	1.20	0.99	1.12	0.48
Dividends per common stock	0.51	0.48	0.44	0.40	0.35
Dividend payout ratio for common stock	29.17%	27.05%	43.39%	35.10%	74.39%
Book value per common stock	$ 19.50	$ 18.23	$ 17.23	$ 17.30	$ 16.77
Basic weighted average common shares outstanding	6,341,693	4,119,235	3,943,741	4,033,608	3,997,464
Diluted weighted average common shares outstanding	6,380,016	4,163,836	4,002,908	4,109,999	4,069,220
Period-end common shares outstanding	6,071,546	6,455,068	3,806,876	4,032,144	4,026,850
Balance Sheet Data					
Securities	$ 249,331	$ 298,692	$ 196,440	$ 191,661	$ 252,248
Loans	957,285	836,944	417,525	419,275	476,812
Allowance for loan losses	10,755	10,835	8,362	9,732	9,011
Total assets	1,364,999	1,283,025	676,222	669,546	793,422
Total deposits	1,033,022	1,026,610	543,841	512,477	638,032
Stockholders' equity	118,876	118,191	66,075	70,247	68,047
Earnings Performance Data					
Return on average total assets	0.85%	0.69%	0.63%	0.65%	0.28%
Return on average stockholders' equity	9.53	6.69	6.06	7.06	3.16
Net interest margin ratio	3.35	3.41	3.56	3.34	3.65
Efficiency ratio	66.67	76.81	77.78	82.90	72.25
Asset Quality Ratios					
Nonperforming assets to total end of period assets	0.51%	1.08%	0.62%	0.69%	1.10%
Nonperforming loans to total end of period loans	0.43	1.40	0.96	1.00	1.78
Net loan charge-offs to total average loans	0.08	0.22	0.39	0.23	1.18
Allowance for loan losses to total loans	1.12	1.29	2.00	2.32	1.89
Allowance for loan losses to nonperforming loans	262.96	92.14	208.84	231.60	106.30
Capital Ratios					
Average equity to average assets	8.90%	10.35%	10.39%	9.27%	8.87%
Total capital to risk adjusted assets	10.23	11.94	13.33	14.30	12.15
Tier 1 leverage ratio	7.69	7.90	9.03	9.54	7.60

(1) Calculated as noninterest expense less amortization of intangibles and expenses related to other real estate owned divided by the sum of net interest income before provisions for loan losses and total noninterest income excluding securities gains and losses and gains on sale of assets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides an analysis of the Company's results of operations and financial condition of Centrue Financial Corporation for the three years ended December 31, 2007. Management's discussion and analysis (MD&A) should be read in conjunction with "Selected Consolidated Financial Data," the consolidated financial statements of the Company, and the accompanying notes thereto. Unless otherwise stated, all earnings per share data included in this section and throughout the remainder of this discussion are presented on a fully diluted basis. All financial information is in thousands (000's), except per share data.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934 as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by the use of words such as "believe," "expect," "intend," "anticipate," "estimate," "project," "planned" or "potential" or similar expressions.

The Company's ability to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company and the subsidiaries include, but are not limited to, changes in: interest rates; general economic conditions; legislative/regulatory changes; monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality and composition of the loan or securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the Company's market areas; the Company's implementation of new technologies; the Company's ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Critical Accounting Policies and Estimates

Note 1 to our Consolidated Financial Statements for the year ended December 31, 2007 contains a summary of our significant accounting policies. Various elements of our accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. Our policy with respect to the methodologies used to determine the allowance for loan losses is our most critical accounting policy. The policy is important to the presentation of our financial condition and results of operations, and it involves a higher decree of complexity and requires management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters. The use of different judgments, assumptions and estimates could result in material differences in our results of operations or financial condition.

The following is a description of our critical accounting policy and an explanation of the methods and assumptions underlying its application.

Allowance for Loan Losses: The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Estimating the amount of the allowance for loan losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

The allowance for loan losses is based on an estimation computed pursuant to the requirements of Financial Accounting Standards Board ("FASB") Statement No. 5, "Accounting for Contingencies" and

FASB Statements Nos. 114 and 118, "Accounting by Creditors for Impairment of a Loan," the analysis of the allowance for loan losses consists of three components: (i) specific credit allocation established for expected losses resulting from analysis developed through specific credit allocations on individual loans for which the recorded investment in the loan exceeds its fair value; (ii) general portfolio allocation based on historical loan loss experience for each loan category; and (iii) subjective reserves based on general economic conditions as well as specific economic factors in markets in which the Company operates.

The specific credit allocation component of the allowances for loan losses is based on an analysis of individual loans and historical loss experience for each loan category. The specific credit allocations are based on regular analysis of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values.

The general portfolio allocation component of the allowance for loan losses is determined statistically using a loss analysis that examines historical loan loss experience. The loss analysis is performed quarterly and loss factors are updated regularly based on actual experience. The general portfolio allocation element of the allowance for loan losses also includes consideration of the amounts necessary for concentrations and changes in portfolio mix and volume.

There are many factors affecting the allowance for loan losses; some are quantitative while others require qualitative judgment. The process for determining the allowance (which management believes adequately considers all of the potential factors which might possibly result in credit losses) includes subjective elements and, therefore, may be susceptible to significant change. To the extent actual outcomes differs from management estimates, additional provision for credit losses could be required that could adversely affect the Company's earnings or financial position in future periods.

Goodwill: Costs in excess of the estimated fair value of identified assets acquired through purchase transactions are recorded as an asset of the Company. As per Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", an annual impairment analysis is required to be performed to determine if the asset is impaired and needs to be written down to its fair value. This assessment is conducted as of December 31 of each year or more frequently if conditions warrant. Per the December 31, 2007 analysis, no impairment was identified as a result of these tests. In making these impairment analyses, management must make subjective assumptions regarding the fair value of the Company's assets and liabilities. It is possible that these judgments may change over time as market conditions or Company strategies change, and these changes may cause the Company to record impairment changes to adjust the goodwill to its estimated fair value.

Deferred Income Taxes: Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets are also recognized for operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

(IN THOUSANDS, EXCEPT SHARE DATA)

General

Centrue Financial Corporation (the "Company") is a bank holding company organized under the laws of the State of Delaware. On November 13, 2006, the Company (formerly known as UnionBancorp, Inc. now known as Centrue Financial Corporation) merged with Centrue Financial Corporation (former Centrue), parent of Centrue Bank with the Company being the surviving entity in the merger. Operating results of former Centrue are included in the consolidated financial statements since the date of the acquisition. The Company provides a full range of products and services to individual and corporate customers located in the north central, east central, south central, suburban west area of Chicago, suburban metro east area of St. Louis, and northwest Illinois areas. These products and services include demand, time, and savings deposits; lending; mortgage banking, brokerage, asset management, and trust services. The Company is subject to competition from other financial institutions, including banks, thrifts and credit unions, as well as nonfinancial institutions providing financial services. Additionally, the Company and its subsidiary Centrue Bank (the "Bank") are subject to regulations of certain regulatory agencies and undergo periodic examinations by those regulatory agencies.

Merger, Acquisition and Divestiture Activity

Completed Transactions

On June 15, 2007, in order to integrate operations and streamline its retail distribution channel, the Company consolidated its Dwight In-Store and Coal City In-Store Illinois branches into nearby main bank locations.

On August 31, 2007, in order to integrate operations and streamline its retail distribution channel, the Company closed its Urbana, Illinois branch location. Customers of this location will continue to be served by our nearby Champaign branch location.

Announced Transactions

On October 24, 2007, the Company entered into an agreement to sell its Hanover & Elizabeth, Illinois branches to Apple River State Bank headquartered in Apple River, Illinois. The Definitive Purchase and Assumption Agreement entered into calls for Apple River to assume approximately $25,300 in deposits and $12,700 in loans. The transaction is expected to be completed late in the first quarter of 2008.

On December 28, 2007, the Company entered into an agreement to sell its Manlius & Tampico, Illinois branches to Peoples National Bank headquartered in Kewanee, Illinois. The Definitive Purchase and Assumption Agreement entered into calls for Peoples National to assume approximately $31,300 in deposits and $25,900 in loans. The transaction is expected to be completed late in the second quarter of 2008.

(IN THOUSANDS, EXCEPT SHARE DATA)

Results of Operations

Net Income

2007 compared to 2006. Net income equaled $11,323 or $1.74 per diluted share for the year ended December 31, 2007 as compared to net income of $5,187 or $1.20 per diluted share for the year ended December 31, 2006. Net income for continuing operations equaled $11,323 or $1.74 per diluted share as compared to net income of $5,602 or $1.30 per diluted share. This represents a 118.3% increase in net income and a 45.0% increase in diluted per share earnings in the current fiscal year over fiscal 2006.

The Company's annual results for continuing operations improved in 2007 versus 2006 due to volume related increases in net interest income and other fee based revenue largely related to a full year's operating results from the Centrue merger and organic loan growth generated in the St. Louis market. These improvements were partially offset by increases in noninterest expenses associated with operating twenty-one additional branches resulting from the merger and an increased provision for loan losses.

Return on average assets was 0.85% for the year ended December 31, 2007 compared to 0.69% for the same period in 2006. Return on average stockholders' equity was 9.53% for the year ended December 31, 2007 compared to 6.69% for the same period in 2006.

2006 compared to 2005. Net income equaled $5,187 or $1.20 per diluted share for the year ended December 31, 2006 as compared to net income of $4,173 or $0.99 per diluted share for the year ended December 31, 2005. During the period, the Company reported a net loss of $415 or $0.10 per diluted share for discontinued operations related to the sale of the insurance line as compared to a net loss of $206 or $0.05 per diluted share for 2005.

Net income for continuing operations equaled $5,602 or $1.30 per diluted share as compared to net income of $4,379 or $1.04 per diluted share. This represents a 27.9% increase in net income and a 25.0% increase in diluted per share earnings in the current fiscal year over fiscal 2005.

The Company's annual results for continuing operations were higher in 2006 versus 2005 due primarily to several key issues. First, due to general improvement in asset quality, the Company decreased the provision for loan losses. Second, volume related increases in net interest income and other fee based revenue largely related to operating results from the Centrue merger being recorded for the last 49 days of the year. Finally, salaries and benefit costs were lower due to a reduction in work force implemented in the fourth quarter of 2005. These were partially offset by increases in occupancy, furniture and equipment expenses related to operations for the last 49 days from the Centrue merger. In addition, performance for the full year of 2006 was negatively impacted by integration and related costs recorded in the fourth quarter specific to the Centrue merger.

Return on average assets was 0.69% for the year ended December 31, 2006 compared to 0.63% for the same period in 2005. Return on average stockholders' equity was 6.69% for the year ended December 31, 2006 compared to 6.06% for the same period in 2005.

(IN THOUSANDS, EXCEPT SHARE DATA)

Net Interest Income/ Margin

Net interest income is the difference between income earned on interest-earning assets and the interest expense incurred for the funding sources used to finance these assets. Changes in net interest income generally occur due to fluctuations in the volume of earning assets and paying liabilities and rates earned and paid, respectively, on those assets and liabilities. The net yield on total interest-earning assets, also referred to as net interest margin, represents net interest income divided by average interest-earning assets. Net interest margin measures how efficiently the Company uses its earning assets and underlying capital. The Company's long-term objective is to manage those assets and liabilities to provide the largest possible amount of income while balancing interest rate, credit, liquidity and capital risks. For purposes of this discussion, both net interest income and margin have been adjusted to a fully tax equivalent basis for certain tax-exempt securities and loans.

2007 compared to 2006. Net interest income, on a tax equivalent basis, was $39,958 for the year ended December 31, 2007, compared with $23,099 earned during the same period in 2006. This represented an increase of $16,859 or 72.9%. The improvement in net interest income was largely related to an increase in earning assets due to the addition of the former Centrue's loan and investment portfolios for a full year in 2007 and organic loan growth generated primarily in the St. Louis market. This was offset by increases in deposit balances and a shift in the mix of funding liabilities from lower costing non-interest bearing deposits to higher costing time deposits.

The $40,238 increase in interest income resulted from improvements of $37,453 related to volume and $2,785 due to rates. The majority of the change in interest income was related to a $437,690 improvement in average loans largely related to the 2006 merger and organic loan growth generated from the St. Louis market. Also, contributing were yield increases of 42 basis points in the loan portfolio and 29 basis points in the security portfolio.

The $23,379 increase in interest expense resulted from increases of $20,381 due to volume and $2,998 associated with rate. The majority of the change was attributable to a $487,557 increase in average interest-bearing liabilities related to the 2006 merger and 69 basis point increase in rates paid on total time deposits.

The net interest margin decreased 6 basis points to 3.35% for the year ended December 31, 2007 from 3.41% during the same period in 2006. Adversely impacting margin levels was a funding shift into higher costing time and wholesale deposits away from lower costing non-maturing deposits. The changes in deposit composition, as well as a generally higher cost of funds during the year, put pressure on the margin. Due largely to continued competition in pricing loans and deposits, and the recent economic downturn, the margin will likely remain under pressure throughout 2008.

2006 compared to 2005. Net interest income, on a tax equivalent basis, was $23,099 for the year ended December 31, 2006, compared with $21,587 earned during the same period in 2005. This represented an increase of $1;512 or 7.0%. The increase in net interest income is attributable to the year-over-year improvement in income earned on interest earning assets totaling $9,156 exceeding the year-over-year increase of interest expense paid on interest bearing liabilities totaling $7,644.

The $9,156 increase in interest income resulted from improvements of $4,066 related to volume and $5,090 due to rates. The majority of the change in interest income was related to yield increases of 63 basis points in the loan portfolio and 89 basis points in the security portfolio. Also, contributing was the $71,445 improvement in earning-assets largely related to the merger with Centrue in the fourth quarter.

(IN THOUSANDS, EXCEPT SHARE DATA)

The $7,644 increase in interest expense resulted from increases of $5,535 associated with rate and $2,109 due to volume. The majority of the change was attributable to a 118 basis point increase in rates paid on total time deposits due to repricing of short-term instruments in a higher interest rate environment. Also contributing to the increase was higher expense caused by the addition of interest-bearing liabilities largely related to the merger with Centrue in the fourth quarter.

The net interest margin decreased 15 basis points to 3.41% for the year ended December 31, 2006 from 3.56% during the same period in 2005. The decrease resulted primarily from the result of an inverted yield curve and competitive pressures in pricing loans and deposits.

(IN THOUSANDS, EXCEPT SHARE DATA)

AVERAGE BALANCE SHEET AND ANALYSIS OF NET INTEREST INCOME

	For the Years Ended December 31,								
	2007			2006			2005		
	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate
ASSETS									
Interest-earning assets									
Interest-earning deposits	$ 2,362	$ 33	1.40%	$ 736	$ 16	2.18%	$ 147	$ 7	4.65%
Securities									
Taxable	237,078	12,473	5.26	183,443	8,785	4.79	169,468	6,331	3.73
Non-taxable	40,950	2,248	5.49	21,711	1,478	6.81	21,076	1,504	7.14
Total securities (tax equivalent)	278,028	14,721	5.29	205,154	10,263	5.00	190,544	7,835	4.11
Federal funds sold	10,811	545	5.04	6,846	364	5.31	3,785	115	3.23
Loans									
Commercial	180,714	14,962	8.28	121,435	8,957	7.38	117,571	8,131	6.92
Real estate	708,734	53,480	7.55	334,119	23,529	7.03	277,267	17,640	6.36
Installment and other	13,210	952	7.21	9,414	1,326	14.08	16,945	1,571	9.27
Gross loans (tax equivalent)	902,658	69,394	7.69	464,968	33,812	7.27	411,783	27,342	6.64
Total interest-earnings assets	1,193,859	84,693	7.09	677,704	44,455	6.56	606,259	35,299	5.82
Noninterest-earning assets									
Cash and cash equivalents	31,692			18,818			18,874		
Premises and equipment, net	35,747			16,618			13,782		
Other assets	73,579			36,074			24,138		
Total non-interest-earning assets	141,018			71,510			56,794		
Total assets	$ 1,334,877			$ 749,214			$ 663,053		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities									
NOW accounts	$ 105,417	$ 1,740	1.65%	$ 74,328	$ 1,313	1.77%	$ 72,722	$ 915	1.26%
Money market accounts	126,614	4,861	3.84	62,778	1,876	2.99	59,160	1,080	1.83
Savings deposits	96,838	655	0.68	45,343	315	0.69	42,122	212	0.50
Time $100,000 and over	226,605	12,010	5.30	209,030	9,093	4.35	148,238	4,522	3.05
Other time deposits	387,530	18,294	4.72	137,470	5,608	4.14	136,745	4,181	3.06
Federal funds purchased and repurchase agreements	43,859	1,881	4.29	9,947	407	4.09	6,243	197	3.16
Advances from FHLB	64,964	2,834	4.36	46,499	1,823	3.92	54,571	2,128	3.91
Notes payable	32,428	2,460	7.59	11,303	921	8.15	9,176	477	5.20
Total interest-bearing liabilities	1,084,255	44,735	4.13	596,698	21,356	3.58	528,977	13,712	2.59
Noninterest-bearing liabilities									
Noninterest-bearing deposits	120,355			68,650			61,040		
Other liabilities	11,459			6,355			4,133		
Total noninterest-bearing liabilities	131,814			75,005			65,173		
Stockholders' equity	118,808			77,511			68,903		
Total liabilities and stockholders' equity	$ 1,334,877			$ 749,214			$ 663,053		
Net interest income (tax equivalent)		$ 39,958			$ 23,099			$ 21,587	
Net interest income (tax equivalent) to total earning assets			3.35%			3.41%			3.56%
Interest-bearing liabilities to earning assets	90.82%			88.05%			87.25%		

(1) Average balance and average rate on securities classified as available-for-sale are based on historical amortized cost balances.
(2) Interest income and average rate on non-taxable securities are reflected on a tax equivalent basis based upon a statutory federal income tax rate of 34%.
(3) Nonaccrual loans are included in the average balances.
(4) Overdraft loans are excluded in the average balances.

(IN THOUSANDS, EXCEPT SHARE DATA)

The Company's net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as "volume change." It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds referred to as "rate change." The following table reflects the changes in net interest income stemming from changes in interest rates and from asset and liability volume, including mix. Any variance attributable jointly to volume and rate changes is allocated to the volume and rate variances in proportion to the relationship of the absolute dollar amount of the change in each.

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

	For the Years Ended December 31,					
	2007 Compared to 2006			2006 Compared to 2005		
		Change Due to			Change Due to	
	Volume	Rate	Net	Volume	Rate	Net
Interest-income:						
Interest-earning deposits	$ 23	$ (6)	$ 17	$ 14	$ (5)	$ 9
Investment securities:						
Taxable	2,822	866	3,688	552	1,902	2,454
Non-taxable	1,056	(286)	770	83	(109)	(26)
Federal funds sold	200	(19)	181	139	110	249
Loans	33,352	2,230	35,582	3,278	3,192	6,470
Total interest income	37,453	2,785	40,238	4,066	5,090	9,156
Interest expense:						
NOW accounts	513	(86)	427	21	377	398
Money market accounts	2,451	534	2,985	70	726	796
Savings deposits	348	(8)	340	17	86	103
Time, $100,000 and over	8,554	1,553	10,107	2,022	2,322	4,344
Other time deposits	4,652	844	5,496	21	1,633	1,654
Federal funds purchased and repurchase agreements	1,454	20	1,474	140	70	210
Advances from FHLB	806	205	1,011	(311)	6	(305)
Notes payable	1,603	(64)	1,539	129	315	444
Total interest expense	20,381	2,998	23,379	2,109	5,535	7,644
Net interest income	$ 17,072	$ (213)	$ 16,859	$ 1,957	$ (445)	$ 1,512

Provision for Loan Losses. The amount of the provision for loan losses is based on management's evaluations of the loan portfolio, with particular attention directed toward nonperforming, impaired and other potential problem loans. During these evaluations, consideration is also given to such factors as management's evaluation of specific loans, the level and composition of impaired loans, other nonperforming loans, other identified potential problem loans, historical loss experience, results of examinations by regulatory agencies, results of the independent asset quality review process, the market value of collateral, the estimate of discounted cash flows, the strength and availability of guarantees, concentrations of credits, and various other factors, including concentration of credit risk in various industries and current economic conditions.

2007 compared to 2006. The 2007 provision for loan losses charged to operating expense totaled $675, an increase of $1,950 in comparison to recording a negative provision of ($1,275) in the 2006 period. The increase in the provision was the result of identifying and addressing problem credits and the

(IN THOUSANDS, EXCEPT SHARE DATA)

recent deteriorating economic conditions in a timely fashion. Results for 2006 included negative provisions largely due to the pay-off of one $4,400 loan relationship that was classified as impaired in late 2005 with a specific reserve allocation of $1,500. The following factors also impacted 2007 provision levels:

- decrease in nonperforming and action list loans since year-end;
- decrease in the level of past due loans;
- higher than anticipated recoveries; and
- many loans that were charged off during 2007 had previously been allocated a specific reserve.

Net charge-offs for the year ended December 31, 2007 were $755 compared with $1,019 in the same period of 2006. Annualized net charge-offs decreased to 0.09% of average loans for 2007 compared to 0.22% in the same period in 2006.

Management remains watchful of credit quality issues. Should the economic climate deteriorate from current levels, borrowers may experience difficulty, and the level of nonperforming loans, charge-offs and delinquencies could rise and require further increases in the provision.

2006 compared to 2005. The 2006 provision for loan losses charged to operating expense totaled ($1,275), a decrease of $1,525 in comparison to the $250 recorded during the same period for 2005. The decrease in the provision for loan losses was largely based on the pay-off of one $4,400 loan relationship that was classified as impaired as of year-end 2005 with a specific reserve allocation of $1,500. Also contributing to management's decision to make the reverse provision were continued improvements in the quality of the loan portfolio, and favorable loan loss experience. Furthermore, this was positively impacted by loan resolutions, either through charge-off of nonbankable assets or through successful workout strategies that were executed throughout 2006. Net charge-offs for the year ended December 31, 2006 were $1,019 compared with $1,620 in the same period of 2005. Annualized net charge-offs decreased to 0.22% of average loans for 2006 compared to 0.39% in the same period in 2005.

Management remains watchful of credit quality issues. Should the economic climate deteriorate from current levels, borrowers may experience difficulty, and the level of nonperforming loans, charge-offs and delinquencies could rise and require further increases in the provision.

Noninterest Income. Noninterest income consists of a wide variety of fee-based revenues from bank-related service charges on deposits and mortgage revenues. Also included in this category are revenues generated by the Company's brokerage, trust and asset management services as well as increases in cash surrender value on bank-owned life insurance. The following table summarizes the Company's noninterest income:

NONINTEREST INCOME
(Dollars in Thousands)

	Years Ended December 31, 2007	2006	2005
Service charges	$ 6,789	$ 2,473	$ 1,996
Trust income	942	858	811
Mortgage banking income	1,743	1,113	1,350
Brokerage commissions and fees	795	326	513
Bank owned life insurance	991	628	545
Securities losses	(29)	(104)	(79)
Gain on sale of assets	1,107	(14)	4
Other income	3,327	1,408	1,158
Total noninterest income from continuing operations	$ 15,665	$ 6,688	$ 6,298
Amounts reclassed to discontinued operations	-	-	1,304
Previously reported noninterest income levels	$ 15,665	$ 6,688	$ 7,602

2007 compared to 2006. Noninterest income from continuing operations totaled $15,665 for the year ended December 31, 2007, as compared to $6,688 for the same period in 2006. This represented an increase of $8,977 or 134.2% in 2007 over the prior period. Excluding net securities losses and the gains on sale of other assets, noninterest income shows a year-over-year increase of $7,781 or 114.3%.

The growth was primarily the result of improvements in service charges and NSF fees on deposit accounts, electronic banking services (included in "other income"), and revenue generated from the mortgage banking division as a result of a full year's activity from the November 2006 merger. Also contributing to the increase were gains on sale of properties held in other real estate (included in the category "gain on sale of assets"), increased revenue generated from the brokerage product line, and income earned on accrued interest related to a federal tax refund.

2006 compared to 2005. Noninterest income for continuing operations totaled $6,688 for the year ended December 31, 2006, as compared to $6,298 for the same timeframe in 2005. This represented an increase of $390 or 6.2% in 2006 over the prior period. Excluding net securities losses and the gains on sale of other assets, noninterest income shows a year-over-year increase of $433 or 6.8%. The increase reflected higher service charges and fees received on items drawn on customer accounts with insufficient funds (included in "service charges"), and variable-related improvement in electronic banking card-based fees. Also contributing to the change was the recognition of revenue generated from the Centrue merger for 49 days.

These improvements were partially offset by declines in revenue generated from the brokerage product line due to a change in the mix of products sold during the year and the mortgage banking division. The decrease in mortgage banking income, which includes gains generated from the sale of loans and net servicing revenue (after amortization of mortgage servicing rights), was due to a shortfall in the production of new mortgage loans originated. The remaining categories remained relatively stable with only slight year-over-year changes.

Noninterest Expense. Noninterest expense for continuing operations is comprised primarily of compensation and employee benefits, occupancy and other operating expense. The following table summarizes the Company's noninterest expense:

NONINTEREST EXPENSE
(Dollars in Thousands)

	Years Ended December 31, 2007	2006	2005
Salaries and employee benefits	$ 17,635	$ 12,181	$ 12,546
Occupancy expense, net	4,043	1,714	1,488
Furniture and equipment expenses	2,621	2,276	1,852
Marketing	1,035	697	491
Supplies and printing	653	421	343
Telephone	834	490	425
Data processing	1,650	788	490
Amortization of intangible assets	2,308	416	120
Other expense	6,554	3,740	3,588
Total noninterest expense for continuing operations	$ 37,333	$ 22,723	$ 21,343
Amounts reclassed to discontinued operations	-	-	1,622
Previously reported noninterest expense levels	$ 37,333	$ 22,723	$ 22,965

2007 compared to 2006. Noninterest expense for continuing operations totaled $37,333 for the year ended December 31, 2007, as compared to $22,723 for the same period in 2006. This represented an increase of $14,610 or 64.3% in 2007 from 2006.

The increase was experienced in all categories and primarily due to higher costs associated with operating twenty-one additional branches for a full year's activity from the November 2006 merger. Also contributing were increases in professional fees related to Sarbanes-Oxley compliance, core deposit amortization, accelerated depreciation expense for assets being phased out, and valuation adjustments taken on properties held in other real estate taken in light of recent economic downturns. Offsetting these increases were cost savings related to the completion of integration activities which reduced operating costs and fifty-four full-time equivalent employees.

2006 compared to 2005. Noninterest expense for continuing operations totaled $22,723 for the year ended December 31, 2006, as compared to $21,343 for the same timeframe in 2005. This represented an increase of $1,380 or 6.5% in 2006 from 2005.

Adversely impacting expense levels was approximately $767 in acquisition and integration costs related to accelerated share-based compensation, employee bonus and severance payments, contract termination costs, marketing related advertising and promotional items, and accelerated depreciation expense for assets being phased out. Also contributing to the increase were costs associated with the operation of twenty-one additional branches resulting from the Centrue merger. These increased costs were offset by $1,608 in savings from salaries and employee benefits expense related to a reduction in work force plan

(IN THOUSANDS, EXCEPT SHARE DATA)

implemented during the fourth quarter of 2005 intended to realign expense levels with revenue levels. The remaining categories remained relatively stable with only slight year-over-year changes.

Applicable Income Taxes. Income tax expense for the periods included benefits for tax-exempt income, tax-advantaged investments and general business tax credits offset by the effect of nondeductible expenses. The following table shows the Company's income before income taxes, as well as applicable income taxes and the effective tax rate for each of the past three years:

	Years Ended December 31, 2007	2006	2005
Income from continuing operations before income taxes	$ 16,498	$ 7,747	$ 5,698
Applicable income taxes	5,175	2,145	1,319
Effective tax rates	31.4%	27.7%	23.2%

The Company recorded income tax expense of $5,175 and $2,145 for 2007 and 2006, respectively. Effective tax rates equaled 31.4% and 27.7% respectively, for such periods. During the second quarter of 2005, the Company recorded a $251 reduction in state income taxes due to the receipt of a tax refund related to amended tax returns outstanding from prior years. Excluding this refund, the effective tax rate for 2005 would have been 27.0%.

The Company's effective tax rate was lower than statutory rates due to several factors. First, the Company derives interest income from municipal securities and loans, which are exempt from federal tax and certain U. S. government agency securities, which are exempt from state tax. Second, the level of tax-exempt income has decreased as a percentage of taxable income. Finally, the Company derives income from bank owned life insurance policies, which is exempt from federal and state tax.

Preferred Stock Dividends. The Company paid $207 of preferred stock dividends in 2007, 2006 and 2005.

Earnings Review by Business Segment

The Company's internal reporting and planning process focuses on four primary lines of business (Segment(s)): Retail, Commercial, Treasury and Wealth Management. See Note 21 of the Notes to Consolidated Financial Statements for the presentation of the condensed income statement and total assets for each Segment.

The financial information presented was derived from the Company's internal profitability reporting system that is used by management to monitor and manage the financial performance of the Company. This information is based on internal management accounting policies which have been developed to reflect the underlying economics of the Segments and, to the extent practicable, to portray the Segment as if it operated on a stand alone basis. Thus, each Segment, in addition to its direct revenues and expenses, assets and liabilities, includes an allocation of shared support function expenses. The Retail, Commercial, Treasury, and Wealth Management Segments also include funds transfer adjustments to appropriately reflect the cost of funds on loans made and funding credits on deposits generated. Apart from these adjustments, the accounting policies used are similar to those described in Note 1 of the Notes to Consolidated Financial Statements.

Since there are no comprehensive authorities for management accounting equivalent to U.S. generally accepted accounting principles, the information presented is not necessarily comparable with similar

(IN THOUSANDS, EXCEPT SHARE DATA)

information from other financial institutions. In addition, methodologies used to measure, assign and allocate certain items may change from time-to-time to reflect, among other things, accounting estimate refinements, changes in risk profiles, changes in customers or product lines and changes in management structure.

Retail Segment. The Retail Segment (Retail) provides retail banking services to individual customers through the Company's branch locations in Illinois and Missouri. The services provided by this Segment include direct and indirect lending, checking, savings, money market and CD accounts, safe deposit rental, ATM's and other traditional and electronic banking services.

Retail represented 14.7% of total segment net income in 2007, 14.0% in 2006 and 2.9% in 2005. Retail assets were $306,156 at December 31, 2007 and represented 22.4% of total consolidated assets. This compared to $240,872 at December 31, 2006 and $99,916 at December 31, 2005.

The growth from 2006 to 2007 was primarily the result of operating twenty-one additional branches for a full year's activity from the November 2006 merger. This increased the net interest income, other revenue and other expense categories.

Commercial Segment. The Commercial Segment (Commercial) provides commercial banking services to business customers served through the Company's full service branch channels located in Illinois and Missouri. The services provided by this Segment include lending, business checking and deposits, cash management, and other traditional as well as electronic commercial banking services.

Commercial represented 91.1% of total segment net income in 2007, 114.5% in 2006 and 95.9% in 2005. Commercial assets were $741,861 at December 31, 2007 and represented 54.3% of total consolidated assets. This compared to $686,495 at December 31, 2006 and $330,240 at December 31, 2005.

The growth from 2006 to 2007 was primarily the result of the increase in earning asset portfolio due to the addition of the former Centrue's loan portfolio for a full year and organic growth generated primarily in the St. Louis market. The increase in the provision was the result of identifying and addressing problem credits and the recent deteriorating economic conditions in a timely fashion. Results for 2006 included negative provisions largely due to the pay-off of one $4,400 loan relationship that was classified as impaired in late 2005 with a specific reserve allocation of $1,500.

Treasury Segment. The Treasury Segment (Treasury) is the area of the bank responsible for managing the investment portfolio and acquiring funding for loan activity. In 2007, the reduction in the investment portfolio was caused by the selling of investments and using the proceeds to fund the loan growth experienced in the Commercial Segment. Net interest income grew as a result of having the combined investment portfolio for a full year after the merge in November 2006.

Treasury represented (13.0%) of total segment net income in 2007, (1.2%) in 2006 and (2.3%) in 2005. Treasury assets were $268,484 at December 31, 2007 representing 19.7% of total consolidated assets. This compared to $328,841 at December 31, 2006 and $216,355 at December 31, 2005.

Wealth Management Segment. The Wealth Management Segment (Wealth) provides trust services, estate administration, financial planning, employee benefit plan administration, asset management, and brokerage transaction services.

(IN THOUSANDS, EXCEPT SHARE DATA)

Wealth represented 1.6% of total segment net income in 2007, (10.3%) in 2006 and (15.3%) in 2005. Wealth assets were $1,289 at December 31, 2007 and represented 0.1% of total consolidated assets. This compared to $1,330 at December 31, 2006 and $3,723 at December 31, 2005.

The improvement in earnings from 2006 to 2007 was the result of the sale of the Insurance business unit in late 2006. See Note 22 in the Notes to Consolidated Financial Statements for additional details on this transaction. Additionally in 2007, the revenue increased due to increased revenue from the brokerage product line.

Interest Rate Sensitivity Management

The business of the Company and the composition of its balance sheet consist of investments in interest-earning assets (primarily loans and securities) which are primarily funded by interest-bearing liabilities (deposits and borrowings). All of the financial instruments of the Company are for other than trading purposes. Such financial instruments have varying levels of sensitivity to changes in market rates of interest. The operating income and net income of Centrue Bank depends, to a substantial extent, on "rate differentials," i.e., the differences between the income Centrue Bank receives from loans, securities, and other earning assets and the interest expense they pay to obtain deposits and other liabilities. These rates are highly sensitive to many factors that are beyond the control of Centrue Bank, including general economic conditions and the policies of various governmental and regulatory authorities.

The Company measures its overall interest rate sensitivity through a net interest income analysis. The net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates. This analysis assesses the risk of changes in net interest income in the event of a sudden and sustained 100 to 200 basis point increase in market interest rates or a 100 to 200 basis point decrease in market rates. The interest rates scenarios are used for analytical purposes and do not necessarily represent management's view of future market movements.

The tables below present the Company's projected changes in net interest income for 2007 and 2006 for the various rate shock levels.

December 31, 2007	Net Interest Income		
	Amount	Change (Dollars in Thousands)	Change
+200 bp	$ 41,670	$ 305	0.74%
+100 bp	41,874	509	1.23
Base	41,365	-	-
-100 bp	39,955	(1,410)	(3.41)
-200 bp	38,256	(3,109)	(7.51)

Based on the Company's model at December 31, 2007, the effect of an immediate 200 basis point increase in interest rates would increase the Company's net interest income by 0.74% or approximately $305. The effect of an immediate 200 basis point decrease in rates would decrease the Company's net interest income by $3,109 or 7.52%.

In January, 2008, the Federal Reserve reduced rates by 125 basis points. The effect these rate adjustments have had is to increase pressure on our margin for 2008. Management had forecasted some of this rate reduction and took immediate steps to lessen the impact of the additional reductions that were announced. The mix of our funding portion of the balance sheet has been adjusted to lessen the impact the reductions would have on our asset rate sensitive portion of the balance sheet by taking advantage of the wider spreads in various sectors. Additionally, the steepening of the yield curve has also been advantageous to lessening the impact that the rate reductions will have during 2008.

December 31, 2006	Net Interest Income		
	Amount	Change (Dollars in Thousands)	Change
+200 bp	$ 42,539	$ 2,214	5.49%
+100 bp	41,482	1,157	2.87
Base	40,325	-	-
-100 bp	38,795	(1,530)	(3.79)
-200 bp	35,980	(4,345)	(10.77)

Based on the Company's model at December 31, 2006, the effect of an immediate 200 basis point increase in interest rates would increase the Company's net interest income by 5.49% or approximately $2,214. The effect of an immediate 200 basis point decrease in rates would decrease the Company's net interest income by $4,345 or 10.77%.

Financial Condition

Loans and Asset Quality. Outstanding loans totaled $957.3 million at December 31, 2007 compared to $836.9 million at December 31, 2006, representing an increase of $120.4 million or 14.4%. The loan growth was largely generated in the St. Louis market and was concentrated in commercial real estate lending activity. The Company has no direct exposure to sub prime mortgages.

The Company offers a broad range of products, including agribusiness, commercial, residential, and installment loans, designed to meet the credit needs of its borrowers. The Company's loans are diversified by borrower and industry group.

The following table describes the composition of loans by major categories outstanding:

(Dollars in Thousands)
LOAN PORTFOLIO

	Aggregate Principal Amount December 31,				
	2007	2006	2005	2004	2003
Commercial	$ 181,210	$ 154,829	$ 91,537	$ 91,941	$ 105,767
Agricultural	21,861	23,118	26,694	28,718	33,766
Real estate:					
Commercial mortgages	362,920	274,909	126,503	129,597	134,985
Construction	159,274	116,608	68,508	38,882	30,674
Agricultural	23,560	27,624	33,033	30,601	37,092
1-4 family mortgages	198,208	226,884	57,920	77,566	94,163
Installment	8,611	11,998	12,747	21,502	37,415
Other	1,641	974	583	468	2,950
Total loans	$ 957,285	$ 836,944	$ 417,525	$ 419,275	$ 476,812
Allowance for loan losses	(10,755)	(10,835)	(8,362)	(9,732)	(9,011)
Loans, net	$ 946,530	$ 826,109	$ 409,163	$ 409,543	$ 467,801

	Aggregate Principal Amount Percentage of Total Loan Portfolio December 31,				
	2007	2006	2005	2004	2003
Commercial	18.93%	18.50%	21.92%	21.93%	22.18%
Agricultural	2.28	2.76	6.39	6.85	7.08
Real estate:					
Commercial mortgages	37.91	32.85	30.31	30.91	28.31
Construction	16.64	13.93	16.41	9.27	6.43
Agricultural	2.46	3.30	7.91	7.30	7.78
1-4 family mortgages	20.71	27.11	13.87	18.50	19.75
Installment	0.90	1.43	3.05	5.13	7.85
Other loans	0.17	0.12	0.14	0.11	0.62
Gross loans	100.00%	100.00%	100.00%	100.00%	100.00%

As of December 31, 2007 and 2006, commitments of Centrue Bank (and its predecessors) under standby letters of credit and unused lines of credit totaled approximately $271,856 and $203,745, respectively.

Stated loan maturities (including rate loans reset to market interest rates) of the total loan portfolio, net of unearned income, at December 31, 2007 were as follows:

STATED LOAN MATURITIES [1]
(Dollars in Thousands)

	Within 1 Year	1 to 5 Years	After 5 Years	Total
Commercial	$ 104,792	$ 50,621	$ 25,797	$ 181,210
Agricultural	15,742	4,718	1,401	21,861
Real estate	200,713	266,023	277,226	743,962
Installment	2,856	5,124	2,272	10,252
Total	$ 324,103	$ 326,486	$ 306,696	$ 957,285

[1] Maturities based upon contractual maturity dates

The maturities presented above are based upon contractual maturities. Many of these loans are made on a short-term basis with the possibility of renewal at time of maturity. All loans, however, are reviewed on a continuous basis for creditworthiness.

Rate sensitivities of the total loan portfolio, net of unearned income, at December 31, 2007 were as follows:

LOAN REPRICING
(Dollars in Thousands)

	Within 1 Year	1 to 5 Years	After 5 Years	Total
Fixed rate	$ 81,552	$ 210,671	$ 116,007	$ 408,230
Variable rate	240,817	114,784	189,364	544,965
Nonaccrual	2,663	1,115	312	4,090
Total	$ 325,032	$ 326,570	$ 305,683	$ 957,285

Nonperforming Assets. The Company's financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on its loan portfolio, unless a loan is placed on nonaccrual status. Loans are placed on nonaccrual status when there are serious doubts regarding the collectibility of all principal and interest due under the terms of the loans. If a loan is placed on nonaccrual status, the loan does not generate current period income for the Company and any amounts received are generally applied first to principal and then to interest. It is the policy of the Company not to renegotiate the terms of a loan because of a delinquent status. Rather, a loan is generally transferred to nonaccrual status if it is not in the process of collection and is delinquent in payment of either principal or interest beyond 90 days.

The classification of a loan as nonaccrual does not necessarily indicate that the principal is uncollectible, in whole or in part. The Bank makes a determination as to collectibility on a case-by-case basis and considers both the adequacy of the collateral and the other resources of the borrower in determining the steps to be taken to collect nonaccrual loans. The final determination as to the steps taken is made based upon the specific facts of each situation. Alternatives that are typically considered to collect nonaccrual loans are foreclosure, collection under guarantees, loan restructuring, or judicial collection actions.

Other nonperforming assets consist of real estate acquired through loan foreclosures or other workout situations and other assets acquired through repossessions.

Each of the Company's loans is assigned a rating based upon an internally developed grading system. A separate credit administration department also reviews grade assignments on a quarterly basis. Management continuously monitors nonperforming, impaired, and past due loans to prevent further deterioration of these loans. The Company has an independent loan review function which is separate from the lending function and is responsible for the review of new and existing loans.

The following table sets forth a summary of nonperforming assets:

NONPERFORMING ASSETS
(Dollars in Thousands)

	December 31,				
	2007	2006	2005	2004	2003
Nonaccrual loans	$ 4,090	$ 11,759	$ 3,082	$ 3,649	$ 8,149
Loans 90 days past due and still accruing interest	-	-	922	553	328
Total nonperforming loans	4,090	11,759	4,004	4,202	8,477
Other real estate owned	2,937	2,136	203	420	227
Total nonperforming assets	$ 7,027	$ 13,895	$ 4,207	$ 4,622	$ 8,704
Nonperforming loans to total end of period loans	0.43 %	1.40 %	0.96 %	1.00 %	1.78 %
Nonperforming assets to total end of period loans	0.73	1.66	1.01	1.10	1.83
Nonperforming assets to total end of period assets	0.51	1.08	0.62	0.69	1.10

The level of nonperforming loans at December 31, 2007 decreased 65.2% to $4,090 versus the $11,759 that existed as of December 31, 2006. The decrease of $7,669 was largely related to resolutions of nonbankable loans or through successful workout strategies executed throughout 2007. The level of nonperforming loans to total end of period loans was 0.43% at December 31, 2007, as compared to 1.40% at December 31, 2006. The reserve coverage ratio (allowance to nonperforming loans) was reported at 262.96% as of December 31, 2007 as compared to 92.14% as of December 31, 2006.

Other Potential Problem Loans. The Company has other potential problem loans that are currently performing, but where some concerns exist as to the ability of the borrower to comply with present loan repayment terms. Excluding nonperforming loans and loans that management has classified as impaired, these other potential problem loans totaled $1,485 at December 31, 2007 as compared to $1,757 at December 31, 2006. The classification of these loans, however, does not imply that management expects losses on each of these loans, but believes that a higher level of scrutiny and closer monitoring is prudent under the circumstances. Such classifications relate to specific concerns for each individual borrower and do not relate to any concentration risk common to all loans in this group.

The following table sets forth a summary of other real estate owned and other collateral acquired at December 31, 2007:

OTHER REAL ESTATE OWNED
(Dollars in Thousands)

	Number of Parcels	Net Book Carrying Value
Developed property	15	$ 1,047
Vacant land or unsold lots	67	1,890
Total other real estate owned	82	$ 2,937

Allowance for Loan Losses. At December 31, 2007, the allowance for loan losses was $10,755 or 1.12% of total loans as compared to $10,835 or 1.29% at December 31, 2006. The Company recorded a provision of $675 to the allowance for loan losses in 2007 due to the loan growth of $120,341 experienced in 2007.

In conjunction with the Centrue merger, the Company acquired $436,459 in net loans. Centrue's allowance for loan losses at the acquisition date, not allocated to impaired loans, was $4,767. The Company applied the guidance required under the American Institute of Certified Public Accountants Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer ("SOP 03-3") and determined that certain loans acquired in the merger had evidence of deterioration of credit quality since origination and were probable that all contractual required payments would not be collected on these loans. The Company determined that 54 loans with a book value totaling approximately $11,796 and a fair value of $9,379 were within the guidelines set forth under SOP 03-3. The Company recorded these at their fair value and reduced the allowance for loan losses by $2,416. Accordingly, the Company recorded $4,767 of allowance for loan losses on loans not subject to SOP 03-3.

At December 31, 2006, the allowance for loan losses was $10,835 or 1.29% of total loans as compared to $8,362 or 2.00% at December 31, 2005. The Company recorded a negative provision of ($1,275) to the allowance for loan losses largely based on the pay-off of one $4,400 loan relationship that was classified as impaired as of year-end with a specific reserve allocation of $1,500. Also contributing to management's decision to make the reverse provision were continued improvements in the quality of the loan portfolio and favorable loan loss experience.

In originating loans, the Company recognizes that credit losses will be experienced and the risk of loss will vary with, among other things, the following:

- general economic conditions;
- the type of loan being made;
- the creditworthiness of the borrower over the term of the loan; and
- in the case of a collateralized loan, the quality of the collateral for such a loan.

The allowance for loan losses represents the Company's estimate of the allowance necessary to provide for probable incurred losses in the loan portfolio by analyzing the following:

- ultimate collectibility of the loans in its portfolio;
- incorporating feedback provided by internal loan staff;
- the independent loan review function; and
- information provided by examinations performed by regulatory agencies.

The Company regularly evaluates the adequacy of the allowance for loan losses. Commercial credits are graded using a system that is in compliance with regulatory classifications by the loan officers and the loan review function validates the officers' grades. In the event that the loan review function downgrades the loan, it is included in the allowance analysis at the lower grade. To establish the appropriate level of the allowance, a sample of loans (including impaired and nonperforming loans) are reviewed and classified as to potential loss exposure.

Based on an estimation computed pursuant to the requirements of Financial Accounting Standards Board ("FASB") Statement No. 5, "Accounting for Contingencies," and FASB Statements Nos. 114 and 118, "Accounting by Creditors for Impairment of a Loan," the analysis of the allowance for loan losses consists of three components:

- specific credit allocation established for expected losses resulting from analysis developed through specific credit allocations on individual loans for which the recorded investment in the loan exceeds its fair value;
- general portfolio allocation based on historical loan loss experience for each loan category; and
- subjective reserves based on general economic conditions as well as specific economic factors in the markets in which the Company operates.

The specific credit allocation component of the allowance for loan losses is based on a regular analysis of loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The fair value of the loan is determined based on either the present value of expected future cash flows discounted at the loan's effective interest rate, the market price of the loan, or, if the loan is collateral dependent, the fair value of the underlying collateral less cost of sale.

The general portfolio allocation component of the allowance for loan losses is determined statistically using a loss migration analysis that examines historical loan loss experience. The loss migration analysis is performed quarterly and loss factors are updated regularly based on actual experience. The general portfolio allocation element of the allowance for loan losses also includes consideration of the amounts necessary for concentrations and changes in portfolio mix and volume.

The allowance for loan losses is based on estimates, and ultimate losses will vary from current estimates. These estimates are reviewed monthly, and as adjustments, either positive or negative, become necessary, a corresponding increase or decrease is made in the provision for loan losses. The methodology used to determine the adequacy of the allowance for loan losses is consistent with prior years.

Management remains watchful of credit quality issues. Should the economic climate deteriorate from current levels, borrowers may experience difficulty, and the level of nonperforming loans, charge-offs and delinquencies could rise and require further increases in the provision.

The following table presents a detailed analysis of the Company's allowance for loan losses:

ALLOWANCE FOR LOAN LOSSES
(Dollars in Thousands)

	December 31,				
	2007	2006	2005	2004	2003
Beginning balance	$ 10,835	$ 8,362	$ 9,732	$ 9,011	$ 6,450
Charge-offs:					
Commercial	797	552	342	1,497	4,791
Real estate mortgages	651	1,044	1,611	389	626
Installment and other loans	119	88	367	578	812
Total charge-offs	1,567	1,684	2,320	2,464	6,229
Recoveries:					
Commercial	442	223	394	1,021	415
Real estate mortgages	263	357	208	230	46
Installment and other loans	107	85	98	184	93
Total recoveries	812	665	700	1,435	554
Net charge-offs	755	1,019	1,620	1,029	5,675
Provision for loan losses	675	(1,275)	250	1,924	8,236
Reduction due to sale of loans	-	-	-	174	-
Increase due to merger	-	4,767	-	-	-
Ending balance	$ 10,755	$ 10,835	$ 8,362	$ 9,732	$ 9,011
Period end total loans	$ 957,285	$ 836,944	$ 417,525	$ 419,275	$ 476,812
Average loans	$ 902,658	$ 464,968	$ 411,783	$ 447,605	$ 482,343
Ratio of net charge-offs to average loans	0.08%	0.22%	0.39%	0.23%	1.18%
Ratio of provision for loan losses to average loans	0.07	(0.27)	0.06	0.43	1.71
Ratio of allowance for loan losses to ending total loans	1.12	1.29	2.00	2.32	1.89
Ratio of allowance for loan losses to total nonperforming loans	262.96	92.14	208.84	231.60	106.30

The following table sets forth an allocation of the allowance for loan losses among the various loan categories:

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
(Dollars in Thousands)

	December 31,									
	2007		2006		2005		2004		2003	
	Amount	Loan Category to Gross Loans	Amount	Loan Category to Gross Loans	Amount	Loan Category to Gross Loans	Amount	Loan Category to Gross Loans	Amount	Loan Category to Gross Loans
Commercial	$ 4,013	37.31%	$ 4,888	21.84%	$ 7,386	28.32%	$ 6,035	28.78%	$ 4,935	29.26%
Real estate	6,553	60.93	5,668	76.61	773	68.49	3,311	65.98	2,846	62.27
Installment and other loans	189	1.76	279	1.55	203	3.19	386	5.24	593	8.47
Unallocated	-	-	-	-	-	-	-	-	637	-
Total	$ 10,755	100.00%	$ 10,835	100.00%	$ 8,362	100.00%	$ 9,732	100.00%	$ 9,011	100.00%

Securities Activities. The Company's consolidated securities portfolio, which represented 23.3% of the Company's average earning asset base as of December 31, 2007, as compared to 28.7% as of December 31, 2006, is managed to minimize interest rate risk, maintain sufficient liquidity, and maximize return. The portfolio includes several callable agency debentures, adjustable rate mortgage pass-throughs, and collateralized mortgage obligations. Corporate bonds consist of investment grade obligations of public corporations. Equity securities consist primarily of trust preferred stock as well as CRA, FAMC and IBBI stock. The Company's financial planning anticipates income streams generated by the securities portfolio based on normal maturity and reinvestment. Securities classified as available-for-sale, carried at fair value, were $238,661 at December 31, 2007 compared to $290,224 at December 31, 2006. The Company does not have any securities classified as trading or held-to-maturity. The Company also holds $10,670, $8,468 and $6,376 of Federal Reserve and Federal Home Loan Bank stock which is classified as restricted securities as of December 31, 2007, December 31, 2006 and December 31, 2005, respectively.

The following table describes the composition of securities by major category and maturity:

SECURITIES PORTFOLIO
(Dollars in Thousands)

	December 31,					
	2007		2006		2005	
	Amount	% of Portfolio	Amount	% of Portfolio	Amount	% of Portfolio
Available-for-Sale						
U.S. government agencies	$ 103,624	43.42	$ 126,039	43.43	$ 30,858	16.24
U.S. government agency mortgage backed securities	47,784	20.02	69,579	23.97	101,022	53.15
States and political subdivisions	41,561	17.41	41,471	14.29	18,400	9.68
Collateralized mortgage obligations	24,077	10.09	27,237	9.39	20,937	11.02
Corporate bonds	2,741	1.15	8,764	3.02	6,907	3.63
Other securities	18,874	7.91	17,134	5.90	11,940	6.28
Total	$ 238,661	100.00%	$ 290,224	100.00%	$ 190,064	100.00%

The following table sets forth the contractual, callable or estimated maturities and yields of the debt securities portfolio as of December 31, 2007. Mortgage backed and collateralized mortgage obligation securities are included at estimated maturity.

MATURITY SCHEDULE
(Dollars in Thousands)

	Maturing								
	Within 1 Year		After 1 but Within 5 Years		After 5 but Within 10 Years		After 10 Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount
Available-for-Sale									
U.S. government agencies and corporations	$ 26,139	4.622%	$ 74,297	4.678%	$ 3,188	6.000%	$ -	-%	$103,624
U.S. government agency mortgage backed securities	1,567	4.622	291	5.188	8,278	5.065	37,648	5.761	47,784
States and political subdivisions [(1)]	2,814	6.594	28,466	5.668	4,132	6.524	6,149	5.665	41,561
Collateralized mortgage obligations	-	-	-	-	342	5.014	23,735	5.548	24,077
Corporate bonds	765	4.597	1,976	5.138	-	-	-	-	2,741
Total	$ 31,285		$105,030		$ 15,940		$ 67,532		$219,787

[(1)] Rates on obligations of states and political subdivisions have been adjusted to tax equivalent yields using a 34% income tax rate

Deposit Activities. Deposits are attracted through the offering of a broad variety of deposit instruments, including checking accounts, money market accounts, regular savings accounts, term certificate accounts (including "jumbo" certificates in denominations of $100,000 or more), and retirement savings plans. The Company's average balance of total deposits was $1,063,359 for 2007, representing an increase of $465,760 or 77.9% compared with the average balance of total deposits for 2006 primarily resulting from $523,630 in deposits added as a result of the Centrue merger.

The following table sets forth certain information regarding Centrue Bank's average deposits:

AVERAGE DEPOSITS
(Dollars in Thousands)

	For the Years Ended December 31,								
	2007			2006			2005		
	Average Amount	% of Total	Average Rate Paid	Average Amount	% of Total	Average Rate Paid	Average Amount	% of Total	Average Rate Paid
Non-interest-bearing demand deposits	$ 120,355	11.32%	-%	$ 68,650	11.49%	-%	$ 61,040	11.74%	-%
Savings accounts	96,838	9.11	0.68	45,343	7.59	0.69	42,122	8.10	0.50
Interest-bearing demand deposits	232,031	21.82	2.84	137,106	22.94	2.33	131,882	25.36	1.51
Time, less than $100,000	387,530	36.44	4.72	137,470	23.00	4.14	136,745	26.30	3.06
Time, $100,000 or more	226,605	21.31	5.30	209,030	34.98	4.35	148,238	28.50	3.05
Total deposits	$1,063,359	100.00%	3.53%	$ 597,599	100.00%	3.05%	$ 520,027	100.00%	2.10%

As of December 31, 2007, average time deposits over $100,000 represented 21.31% of total average deposits, compared with 34.98% of total average deposits as of December 31, 2006. The Company's large denomination time deposits are generally from customers within the local market areas of its subsidiary bank and provide a greater degree of stability than is typically associated with brokered deposit customers with limited business relationships.

The following table sets forth the remaining maturities for time deposits of $100,000 or more at December 31, 2007:

TIME DEPOSITS OF $100,000 OR MORE
(Dollars in Thousands)

Maturity Range	
Three months or less	$ 90,329
Over three months through six months	33,475
Over six months through twelve months	50,022
Over twelve months	27,492
Total	$ 201,318

Return on Equity and Assets. The following table presents various ratios for the Company:

RETURN ON EQUITY AND ASSETS

	For the Years Ended December 31,		
	2007	2006	2005
Return on average assets	0.85%	0.69%	0.63%
Return on average equity	9.53	6.69	6.06
Average equity to average assets	8.90	10.35	10.39
Dividend payout ratio for common stock	29.17	27.05	43.39

Liquidity

The Company manages its liquidity position with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. In addition to the normal inflow of funds from core-deposit growth together with repayments and maturities of loans and investments, the Company utilizes other short-term funding sources such as brokered time deposits, securities sold under agreements to repurchase, overnight federal funds purchased from correspondent banks and the acceptance of short-term deposits from public entities, and Federal Home Loan Bank advances.

The Company monitors and manages its liquidity position on several bases, which vary depending upon the time period. As the time period is expanded, other data is factored in, including estimated loan funding requirements, estimated loan payoffs, investment portfolio maturities or calls, and anticipated depository buildups or runoffs.

The Company classifies all of its securities as available-for-sale, thereby maintaining significant liquidity. The Company's liquidity position is further enhanced by structuring its loan portfolio interest payments as monthly and by the significant representation of retail credit and residential mortgage loans in the Company's loan portfolio, resulting in a steady stream of loan repayments. In managing its investment

(IN THOUSANDS, EXCEPT SHARE DATA)

portfolio, the Company provides for staggered maturities so that cash flows are provided as such investments mature.

The Company's cash flows are comprised of three classifications: cash flows from operating activities, cash flows from investing activities, and cash flows from financing activities. Cash flows provided by operating activities and investing activities offset by cash flows used in financing activities resulted in a net increase in cash and cash equivalents of $11,433 from December 31, 2006 to December 31, 2007.

During 2007, the Company experienced net cash outflows of $76,355 in investing activities primarily due to large increases in loans. In contrast, net cash inflows of $66,772 were provided by financing activities due to increases in deposits and advances from the Federal Home Loan Bank and $21,016 from operating activities largely due to net income.

Centrue Bank's securities portfolio, federal funds sold, and cash and due from bank deposit balances serve as the primary sources of liquidity for the Company. At December 31, 2007, 21.91% of Centrue Bank's interest-bearing liabilities were in the form of time deposits of $100,000 and over. Management believes these deposits to be a stable source of funds. However, if a large number of these time deposits matured at approximately the same time and were not renewed, Centrue Bank's liquidity could be adversely affected. Currently, the maturities of Centrue Bank's large time deposits are spread throughout the year, with 44.9% maturing in the first quarter of 2008, 16.6% maturing in the second quarter of 2008, 24.8% maturing in the third and fourth quarters of 2008, and the remaining 13.7% maturing thereafter. Centrue Bank monitors those maturities in an effort to minimize any adverse effect on liquidity.

The Company's borrowings included trust preferred securities, notes payable, FHLB advances and securities sold under agreements to repurchase at December 31, 2007 in the principal amount of $10,000 each for Centrue Statutory Trust II and Centrue Statutory Trust III, $12,864 payable to the Company's principal correspondent bank, $121,615 of FHLB advances, $44,937 of securities sold under agreements to repurchase, shareholder note for $868 related to the purchase of a previous acquisition and $70 payable to individuals related to the purchase of the Howard Marshall Agency. The note to the Company's principal correspondent bank is renewable annually, requires quarterly interest payments, and is collateralized by the Company's stock in the Bank. The note related to the purchase of the Howard Marshall Agency requires monthly principal and interest payments. The shareholder note requires bi-annual payments of $500 at an imputed interest rate.

The Company's principal source of funds for repayment of the indebtedness is dividends from Centrue Bank. At December 31, 2007, approximately $5,025 was available for dividends without regulatory approval.

Contractual Obligations

The Company has entered into contractual obligations and commitments and off-balance sheet financial instruments. The following tables summarize the Company's contractual cash obligations and other commitments and off-balance sheet instruments as of December 31, 2007:

(IN THOUSANDS, EXCEPT SHARE DATA)

	Payments Due by Period				
Contractual Obligations	Within 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Short-term debt	$ 12,934	$ -	$ -	$ -	$ 12,934
Long-term debt	-	706	162	-	868
Certificates of deposit	485,595	76,193	3,538	3,313	568,639
Operating leases	410	856	893	447	2,606
Severance payments	32	-	-	-	32
Series B Mandatory redeemable preferred stock	-	831	-	-	831
Subordinated Debentures	-	-	-	20,620	20,620
FHLB Advances	103,344	10,204	3,001	5,066	121,615
Total contractual cash obligations	$ 602,315	$ 88,790	$ 7,594	$ 29,446	$ 728,145

Commitments, Contingencies, and Off-Balance Sheet Financial Instruments

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, often including obtaining collateral at exercise of the commitment. At December 31, 2007, the Company had $262,288 in outstanding loan commitments including outstanding commitments for various lines of credit. The Company also has $9,568 of standby letters of credit as of December 31, 2007. See Note 18 of the Notes to the Consolidated Financial Statements for additional information on loan commitments and standby letters of credit.

Capital Resources

Stockholders' Equity

The Company is committed to managing capital for maximum shareholder benefit and maintaining strong protection for depositors and creditors. Stockholders' equity at December 31, 2007 was $118,876, an increase of $685 or 0.6%, from December 31, 2006. The increase in stockholders' equity was largely the result of net income for the period partially offset by dividends paid to shareholders and the purchase of treasury stock. Average equity as a percentage of average assets was 8.90% at December 31, 2007, compared to 10.35% at December 31, 2006. Book value per common share equaled $19.50 at December 31, 2007, an increase from $18.23 reported at the end of 2006.

Stock Repurchase Programs

The 2006 repurchase program was completed on July 23, 2007. The 2007 repurchase program approved on July 24, 2007 authorized the company to repurchase an additional 500,000 shares, or approximately 8% of the Company's currently issued and outstanding shares, in the open market or privately negotiated transactions over an 18 month period. The expiration date of this program is January 24, 2009. Unless terminated earlier by resolution of our board of directors, the program will expire on the earlier of such expiration date or when we have repurchased all shares authorized for repurchase under the program.

Capital Measurements

The Company and Centrue Bank are expected to meet a minimum risk-based capital to risk-weighted assets ratio of 8%, of which at least one-half (or 4%) must be in the form of Tier 1 (core) capital. The remaining one-half (or 4%) may be in the form of Tier 1 (core) or Tier 2 (supplementary) capital. The amount of loan loss allowance that may be included in capital is limited to 1.25% of risk-weighted assets. The ratio of Tier 1 (core) and the combined amount of Tier 1 (core) and Tier 2 (supplementary) capital to risk-weighted assets for the Company was 9.2% and 10.2%, respectively, at December 31, 2007. The decline in the respective capital ratios was primarily due to the Company taking advantage of its stock repurchase plan during the year. The Company is currently, and expects to continue to be, in compliance with these guidelines.

As of December 31, 2007, the Tier 2 risk-based capital was comprised of $10,755 in allowance for loan losses (limited to 1.25% of risk-weighted assets). The Series A Preferred Stock is convertible into common stock, subject to certain adjustments intended to offset the amount of losses incurred by the Company upon the post-closing sale of certain securities acquired in conjunction with a previous acquisition.

The following table sets forth an analysis of the Company's capital ratios:

RISK-BASED CAPITAL RATIOS
(Dollars in Thousands)

	December 31,			Minimum Capital Ratios	Well Capitalized Ratios
	2007	2006	2005		
Tier 1 risk-based capital	$ 101,831	$ 99,869	$ 60,546		
Tier 2 risk-based capital	10,755	10,835	6,266		
Total capital	$ 112,586	$ 110,704	$ 66,812		
Risk-weighted assets	$1,102,602	$ 926,874	$ 501,342		
Capital ratios:					
Tier 1 risk-based capital	9.2 %	10.8 %	12.1 %	4.0 %	N/A
Total risk-based capital	10.2	11.9	13.3	8.0	N/A
Leverage ratio	7.7	7.9	9.0	4.0	N/A

Impact of Inflation, Changing Prices, and Monetary Policies

The financial statements and related financial data concerning the Company have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary effect of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant effect on the performance of a financial institution than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Interest rates are highly sensitive to many factors which are beyond the control of the Company, including the influence of domestic and foreign economic conditions and the monetary and fiscal policies of the United States government and federal agencies, particularly the FRB.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The discussion under the caption "Interest Rate Sensitivity Management" contained in Item 7 of this Form 10-K is incorporated herein by this reference.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements

Supplementary Data

The Supplementary Financial Information required to be included in this Item 8 is hereby incorporated by reference by Note 24 to the Notes to Consolidated Financial Statements contained herein.

Crowe

Crowe Chizek and Company LLC
Member Horwath International

Report of Independent Registered Public Accounting Firm

Audit Committee
Board of Directors and Stockholders
Centrue Financial Corporation
Ottawa, Illinois

We have audited the accompanying consolidated balance sheets of Centrue Financial Corporation ("the Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. We also have audited Centrue Financial Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report On Internal Control Over Financial Reporting as disclosed in Item 9A of Form 10-K. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Centrue Financial Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Centrue Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
March 12, 2008

CENTRUE FINANCIAL CORPORATION
Consolidated Balance Sheets
December 31, 2007 and 2006 (In Thousands, Except Share and Per Share Data)

	2007	2006
ASSETS		
Cash and cash equivalents	$ 51,628	$ 40,195
Securities available-for-sale	238,661	290,224
Restricted securities	10,670	8,468
Loans	957,285	836,944
Allowance for loan losses	(10,755)	(10,835)
Net loans	946,530	826,109
Cash value of life insurance	26,895	25,904
Mortgage servicing rights	3,161	3,510
Premises and equipment, net	35,615	35,403
Goodwill	25,498	25,396
Intangible assets, net	11,007	12,733
Other real estate	2,937	2,136
Other assets	12,397	12,947
Total assets	$ 1,364,999	$ 1,283,025
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits		
Non-interest-bearing	$ 114,360	$ 125,585
Interest-bearing	918,662	901,025
Total deposits	1,033,022	1,026,610
Securities sold under agreements to repurchase	44,937	36,319
Federal Home Loan Bank advances	121,615	63,147
Notes payable	13,802	9,015
Series B mandatory redeemable preferred stock	831	831
Subordinated debentures	20,620	20,620
Other liabilities	11,296	8,292
Total liabilities	1,246,123	1,164,834
Commitments and contingent liabilities	-	-
Stockholders' equity		
Series A Convertible Preferred Stock (aggregate liquidation preference of $2,762)	500	500
Common stock, $1 par value, 15,000,000 shares authorized; 7,438,110 and 7,412,210 shares issued in 2007 and 2006	7,438	7,412
Surplus	70,901	70,460
Retained earnings	60,344	52,469
Accumulated other comprehensive income	939	235
	140,122	131,076
Treasury stock, at cost, 1,366,564 shares - 2007 and 957,142 – 2006	(21,246)	(12,885)
Total stockholders' equity	118,876	118,191
Total liabilities and stockholders' equity	$ 1,364,999	$ 1,283,025

See Accompanying Notes to Consolidated Financial Statements.

CENTRUE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005 (IN THOUSANDS, EXCEPT PER SHARE DATA)

	2007	2006	2005
Interest income			
Loans	$ 69,060	$ 33,717	$ 27,251
Securities			
Taxable	12,419	8,785	6,331
Exempt from federal income taxes	1,520	976	993
Federal funds sold and other	577	380	122
Total interest income	83,576	43,858	34,697
Interest expense			
Deposits	37,560	18,204	10,910
Federal funds purchased and securities sold under agreements to repurchase	1,881	407	197
Advances from the Federal Home Loan Bank	2,834	1,824	2,128
Series B Mandatory Redeemable	50	50	50
Subordinated debentures	1,688	242	-
Notes payable	722	624	419
Total interest expense	44,735	21,351	13,704
Net interest income	38,841	22,507	20,993
Provision (credit) for loan losses	675	(1,275)	250
Net interest income after provision for loan losses	38,166	23,782	20,743
Noninterest income			
Service charges	6,789	2,473	1,996
Trust income	942	858	811
Mortgage banking income	1,743	1,113	1,350
Brokerage commissions and fees	795	326	513
Bank owned life insurance	991	628	545
Securities losses	(29)	(104)	(79)
Gain on sale of OREO	1,107	-	4
Other income	3,327	1,394	1,158
	15,665	6,688	6,298
Noninterest expenses			
Salaries and employee benefits	17,635	12,181	12,546
Occupancy, net	4,043	1,714	1,488
Furniture and equipment	2,621	2,276	1,852
Marketing	1,035	697	491
Supplies and printing	653	421	343
Telephone	834	490	425
Data processing	1,650	788	490
Amortization of intangible assets	2,307	416	120
Other expenses	6,555	3,740	3,588
	37,333	22,723	21,343
Income from continuing operations before income taxes	16,498	7,747	5,698
Income taxes	5,175	2,145	1,319
Income from continuing operations	$ 11,323	$ 5,602	$ 4,379

See Accompanying Notes to Consolidated Financial Statements.

CENTRUE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005 (IN THOUSANDS, EXCEPT PER SHARE DATA)

	2007	2006	2005
Discontinued operations:			
Loss from operations of discontinued insurance unit (including loss on disposal of $452 in 2006)	-	(677)	(326)
Income tax benefit	-	(262)	(120)
Loss on discontinued operations	-	(415)	(206)
Net income	11,323	5,187	4,173
Preferred stock dividends	207	207	207
Net income for common stockholders	$ 11,116	$ 4,980	$ 3,966
Basic earnings per common share from continuing operations for common stockholders	$ 1.75	$ 1.31	$ 1.06
Basic earnings per common share from discontinued operations for common stockholders	-	(0.10)	(0.05)
Basic earnings per common share for common stockholders	$ 1.75	$ 1.21	$ 1.01
Diluted earnings per common share from continuing operations for common stockholders	$ 1.74	$ 1.30	$ 1.04
Diluted earnings per common share from discontinued operations for common stockholders	-	(0.10)	(0.05)
Diluted earnings per common share for common stockholders	$ 1.74	$ 1.20	$ 0.99
Dividends per common share for common stockholders	$ 0.51	$ 0.48	$ 0.44

See Accompanying Notes to Consolidated Financial Statements.

CENTRUE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005 (IN THOUSANDS, EXCEPT SHARE DATA)

	Series A Convertible Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, January 1, 2005	$ 500	$ 4,641	$ 22,632	$ 46,592	$ 1,351	$ (5,469)	$ 70,247
Common stock dividends	-	-	-	(1,721)	-	-	(1,721)
Preferred stock dividends	-	-	-	(207)	-	-	(207)
Exercise of stock options (43,486 shares)	-	43	535	-	-	-	578
Purchase of 268,754 shares of treasury stock	-	-	-	-	-	(5,739)	(5,739)
Comprehensive income							
Net income	-	-	-	4,173	-	-	4,173
Net change in fair value of securities classified as available-for-sale, net of income taxes and reclassification adjustments	-	-	-	-	(1,256)	-	(1,256)
Total comprehensive income							2,917
Balance, December 31, 2005	$ 500	$ 4,684	$ 23,167	$ 48,837	$ 95	$ (11,208)	$ 66,075
Common stock dividends	-	-	-	(1,348)	-	-	(1,348)
Preferred stock dividends	-	-	-	(207)	-	-	(207)
Exercise of stock options (27,300 shares)	-	27	329	-	-	-	356
Issuance of 2,700,517 shares of common stock related to merger	-	2,701	46,611	-	-	-	49,312
Stock-based compensation	-	-	353	-	-	-	353
Purchase of 79,625 shares of treasury stock	-	-	-	-	-	(1,677)	(1,677)
Comprehensive income							
Net income	-	-	-	5,187	-	-	5,187
Net change in fair value of securities classified as available-for-sale, net of income taxes and reclassification adjustments	-	-	-	-	140	-	140
Total comprehensive income							5,327
Balance, December 31, 2006	$ 500	$ 7,412	$ 70,460	$ 52,469	$ 235	$ (12,885)	$ 118,191

See Accompanying Notes to Consolidated Financial Statements.

CENTRUE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005 (IN THOUSANDS, EXCEPT SHARE DATA)

	Series A Convertible Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, December 31, 2006	$ 500	$ 7,412	$ 70,460	$ 52,469	$ 235	$ (12,885)	$ 118,191
Common stock dividends	-	-	-	(3,241)	-	-	(3,241)
Preferred stock dividends	-	-	-	(207)	-	-	(207)
Exercise of stock options (25,900 shares)	-	26	360	-	-	-	386
Restricted stock awards granted	-	-	(90)	-	-	90	-
Share-based compensation	-	-	171	-	-	-	171
Purchase of 409,422 shares of treasury stock	-	-	-	-	-	(8,451)	(8,451)
Comprehensive income							
Net income	-	-	-	11,323	-	-	11,323
Net change in fair value of securities classified as available-for-sale, net of income taxes and reclassification adjustments	-	-	-	-	704	-	704
Total comprehensive income	-	-	-	-	-	-	12,027
Balance, December 31, 2007	$ 500	$ 7,438	$ 70,901	$ 60,344	$ 939	$ (21,246)	$ 118,876

See Accompanying Notes to Consolidated Financial Statements.

CENTRUE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005 (IN THOUSANDS)

	2007	2006	2005
Cash flows from operating activities			
Net Income	$ 11,323	$ 5,187	$ 4,173
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	2,366	2,149	1,839
Amortization of intangible assets	2,307	457	170
Amortization of mortgage servicing rights, net	525	473	535
Amortization of bond premiums, net	178	165	1,114
Share based compensation	171	353	-
Federal Home Loan Bank stock dividend	-	-	(191)
Provision for loan losses	675	(1,275)	250
Provision for deferred income taxes	533	2,460	30
Earnings on bank-owned life insurance	(991)	(628)	(545)
Securities losses/(gains), net	29	104	79
Gain on sale of assets, net	-	(14)	(4)
Gain (loss) on sale of real estate acquired in settlement of loans	(1,107)	(68)	(42)
Gain on sale of loans	(1,262)	(762)	(1,034)
Proceeds from sale of loans held for sale	82,810	49,039	51,838
Origination of loans held for sale	(78,296)	(47,855)	(50,378)
Change in assets and liabilities			
(Increase) decrease in other assets	1,371	(5,374)	(1,334)
Increase (decrease) in other liabilities	384	2,963	2,235
Net cash provided by operating activities	21,016	7,374	8,735
Cash flows from investing activities			
Proceeds from maturities and paydowns of securities available for sale	60,616	39,380	56,414
Proceeds from sales of securities available for sale	2,548	19,377	10,885
Purchases of securities available for sale	(9,838)	(38,908)	(74,972)
Purchase (redemption) of restricted securities	(2,202)	1,730	-
Purchase of loans	-	(19,513)	(3,275)
Net decrease (increase) in loans	(133,124)	32,371	2,730
Purchase of premises and equipment	(2,578)	(2,761)	(2,979)
Proceeds from sale of OREO	8,804	979	914
Cash acquired, net of cash (paid) for acquisitions	-	26,506	-
Purchase of Missouri Bank Charter	(581)	-	-
Sale of insurance unit	-	856	-
Sale of branches, net of premium received	-	(6,054)	-
Net cash provided by (used in) investing activities	(76,355)	53,963	(10,283)

See Accompanying Notes to Consolidated Financial Statements.

CENTRUE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005 (IN THOUSANDS)

	2007	2006	2005
Cash flows from financing activities			
Net increase (decrease) in deposits	$ 6,412	$ (34,853)	$ 31,364
Net increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	8,618	7,202	(12,110)
Repayment of advances from the Federal Home Loan Bank	(58,656)	(13,514)	(16,900)
Proceeds from advances from the Federal Home Loan Bank	117,124	10	5,000
Payments on notes payable	(463)	(2,869)	(2,586)
Proceeds from notes payable	5,250	1,400	5,425
Redemption of subordinated debentures	(10,310)	-	-
Issuance of subordinated debentures	10,310	-	-
Dividends on common stock	(3,241)	(1,348)	(1,721)
Dividends on preferred stock	(207)	(207)	(207)
Proceeds from exercise of stock options	386	356	578
Purchase of treasury stock	(8,451)	(1,677)	(5,739)
Net cash provided by (used in) financing activities	66,772	(45,500)	3,104
Net increase (decrease) in cash and cash equivalents	11,433	15,837	1,556
Cash and cash equivalents			
Beginning of year	40,195	24,358	22,802
End of year	$ 51,628	$ 40,195	$ 24,358
Supplemental disclosures of cash flow information			
Cash payments for			
Interest	$ 44,417	$ 21,932	$ 12,980
Income taxes	3,292	1,386	862
Transfers from loans to other real estate owned	8,776	2,743	675
Business Combination in 2006 (see Note 23)			

See Accompanying Notes to Consolidated Financial Statements.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Centrue Financial Corporation (the "Company") is a bank holding company organized under the laws of the State of Delaware. On November 13, 2006, the Company (formerly known as UnionBancorp, Inc. and now known as Centrue Financial Corporation) merged with Centrue Financial Corporation (former Centrue), parent of Centrue Bank with the Company being the surviving entity in the merger. Operating results of former Centrue are included in the consolidated financial statements since the date of the acquisition. The Company provides a full range of banking services to individual and corporate customers located in markets extending from the far western and southern suburbs of the Chicago metropolitan area across Central and Northern Illinois down to the metropolitan St. Louis area. These services include demand, time, and savings deposits; lending; mortgage banking; brokerage; asset management; and trust services. The Company is subject to competition from other financial institutions and nonfinancial institutions providing financial services. Additionally, the Company and its subsidiary Centrue Bank are subject to regulations of certain regulatory agencies and undergo periodic examinations by those regulatory agencies.

Basis of presentation

The consolidated financial statements include the accounts of the Company and Centrue Bank. Intercompany balances and transactions have been eliminated in consolidation.

The accompanying financial statements have been prepared in conformity with U. S. generally accepted accounting principles and with general practice in the banking industry. In preparing the financial statements, management makes estimates and assumptions based on available information that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period, and actual results could differ. The allowance for loan losses, carrying value of goodwill, value of mortgage servicing rights, deferred taxes, and fair values of financial instruments are particularly subject to change.

Assets held in an agency or fiduciary capacity, other than trust cash on deposit with Centrue Bank, are not assets of the Company and, accordingly, are not included in the accompanying consolidated financial statements.

Cash flows

Cash and cash equivalents includes cash, deposits with other financial institutions with maturities under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, repurchase agreements, and federal funds purchased.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Securities

Available-for-sale. Securities classified as available-for-sale are those securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available-for-sale are carried at fair value with unrealized gains or losses, net of the related deferred income tax effect, reported in other comprehensive income. Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost; the financial condition and near term prospects of the issuer; and the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value. Securities are written down to fair value when a decline in fair value is not temporary.

Interest income is reported net of amortization of premiums and accretion of discounts. Amortization of purchase premium or discount is included in interest income. Premiums and discounts on securities are amortized over the level-field method without anticipating prepayments except for mortgage backed securities where prepayments are anticipated. Gains or losses from the sale of securities are determined using the specific identification method.

Restricted Securities. The Company owns investments in the stock of the Federal Reserve Bank, the Federal Home Loan Banks of Chicago and Des Moines (FHLB). No ready market exists for these stocks and they have no quoted market values. Federal Reserve Bank stock is redeemable at par. The Bank, as a member of the FHLB, is required to maintain an investment in the capital stock of the FHLB. The stock is redeemable at par by the FHLB and periodically evaluated for impairment. The Company's ability to redeem the shares owned is dependent on the redemption practices of the FHLB.

Loan commitments and related financial instruments

Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in the process of collection. Consumer loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual are reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale are generally sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the cost allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes and confirms the loan balance to be uncollectible. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Mortgage servicing rights

Servicing rights are recognized separately when they are acquired through sales of loans. For sales of mortgage loans prior to January 1, 2007, a portion of the cost of the loan was allocated to the servicing right based on relative fair values. The Company adopted SFAS No. 156 on January 1, 2007, and for sales of mortgage loans beginning in 2007, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The Company compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported with noninterest expense in the other expense line on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Servicing fee income which is reported on the income statement as mortgage banking income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $478, $743 and $535 for the years ended December 31, 2007, 2006 and 2005. Late fees and ancillary fees related to loan servicing are not material.

Premises and equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Building and related components are depreciated using the straight-line method with useful lives ranging from 15 to 39 years. Furniture, fixtures, and equipment are depreciated using the straight-line (or accelerated) method with useful lives ranging from 3 to 10 years. The cost of maintenance and repairs is charged to income as incurred; significant improvements are capitalized.

Other Real Estate Owned

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Bank-owned life insurance

The Company has invested in bank-owned life insurance policies on key executives, for which the Company is also the beneficiary. Bank-owned life insurance is recorded at its cash surrender value or the amount that can be realized. These policies have an approximate cash surrender value of $26,895 and $25,904 at December 31, 2007 and 2006, respectively.

Upon adoption of EITF 06-5, Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Prior to adoption of EITF 06-5, the Company recorded Bank owned life insurance at its cash surrender value.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, *Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchase of Life Insurance).* This Issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the Issue requires disclosure when there are contractual restrictions on the Company's ability to surrender a policy. The adoption of EITF 06-5 on January 1, 2007 had no impact on the Company's financial condition or results of operation.

Goodwill and other intangible assets

Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from whole bank, and branch company acquisitions. They are initially measured at fair value and then are amortized over their estimated useful lives, which is ten years.

Long-term assets

Premises and equipment, core deposit, and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Repurchase agreements

Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Income taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred taxes and liabilities. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax laws. Changes in enacted tax rates and laws are reflected in the financial statements in the periods they occur.

The Company adopted FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), as of January 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no effect on the Company's financial statements.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

The Company recognizes interest related to income tax matters as interest expense and penalties related to income tax matters as other expense. The Company is no longer subject to examination by federal taxing authorities for the tax year 2003 and the years prior.

Earnings per share

Basic earnings per common share is net income for common stockholders divided by the weighted-average common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options and Series A convertible preferred shares using the treasury stock method.

Share Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-based Payment*, using the modified prospective transition method. Accordingly, the Company records share-based employee compensation cost using the fair value method starting in 2006.

Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock-based compensation cost is reflected in net income for 2005, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* for 2005. The Black-Scholes option pricing model was used to estimate the grant date fair value of option grants.

	2005
Net income as reported for common stockholders	$ 3,966
Deduct: Stock-based compensation expense determined under fair value based method	106
Pro forma net income	$ 3,860
Basic earnings per share as reported	$ 1.01
Pro forma basic earnings per share	0.98
Diluted earnings per share as reported	0.99
Pro forma diluted earnings per share	0.96

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Stockholders' Equity:

Preferred stock

The Company's Certificate of Incorporation authorizes its Board of Directors to fix or alter the rights, preferences, privileges, and restrictions of 200,000 shares of preferred stock.

The Company has the following classes of preferred stock issued or authorized:

Series A Convertible Preferred Stock: The Company has authorized 2,765 shares of Series A Convertible Preferred Stock. There were 2,762.24 shares of Series A Convertible Preferred Stock issued at December 31, 2007 and 2006. Preferential cumulative cash dividends are payable quarterly at an annual rate of $75.00 per share. Dividends accrue on each share of Series A Preferred Stock from the date of issuance and from day to day thereafter, whether or not earned or declared. The shares of Series A Preferred Stock are convertible into 172,042 common shares. Series A Preferred Stock is not redeemable for cash. Upon dissolution, winding up, or liquidation of the Company, voluntary or otherwise, holders of Series A Preferred Stock will be entitled to receive, out of the assets of the Company available for distribution to stockholders, the amount of $1,000 per share, plus any accrued but unpaid dividends, before any payment or distribution may be made on shares of common stock or any other securities issued by the Company that rank junior to the Series A Preferred Stock.

Series B Mandatory Redeemable Preferred Stock: The Company has authorized 1,092 shares of Series B Mandatory Redeemable Preferred Stock. There were 831 shares of Series B Mandatory Redeemable Preferred Stock issued at December 31, 2007 and 2006 which are shown in other liabilities in accordance with FASB 150. Preferential cumulative cash dividends are payable quarterly at an annual rate of $60.00 per share. Dividends accrue on each share of Series B Preferred Stock from the date of issuance and from day to day, thereafter, whether or not earned or declared. Each original holder of Series B Preferred Stock (or upon such holder's death, their executor or personal representatives) will have the option, exercisable at their sole discretion, to sell, and the Company will be obligated to redeem such holder's shares of Series B Preferred Stock upon the earlier to occur of the death of the respective original holder of Series B Preferred Stock or August 6, 2006. The per share price payable by the Company for such shares of Series B Preferred Stock will be equal to $1,000 per share, plus any accrued but unpaid dividends. Upon dissolution, wind up, or liquidation of the Company, voluntary or otherwise, holders of Series B Preferred Stock will be entitled to receive, out of the assets of the Company available for distribution to stockholders, the amount of $1,000 per share, plus any accrued but unpaid dividends, before any payment or distribution may be made on shares of common stock or any other securities issued by the Company that rank junior to the Series B Preferred Stock.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Dividend restriction

Banking regulations require the maintenance of certain capital levels and may limit the amount of dividends that may be paid by the subsidiary bank to the holding company or by the holding company to stockholders.

Fair value of financial instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Loss contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Comprehensive income

Comprehensive income consists of net income and other comprehensive income elements, including the change in unrealized gains and losses on securities available-for-sale, net of tax.

Operating segments

Internal financial information is primarily reported and aggregated in the following lines of business: retail, commercial, treasury, wealth management and other.

Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation.

Adoption of new accounting standards

In February 2006, the FASB issued SFAS No. 155, "*Accounting for Certain Hybrid Financial Instruments* which permits fair value re-measurement for hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation. Additionally, SFAS No. 155 clarifies the accounting guidance for beneficial interests in securitizations. Under SFAS No. 155, all beneficial interests in securitizations will require an assessment in accordance with SFAS No. 133 to determine if an embedded derivative exists within the instrument.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

In January 2007, the FASB issued Derivatives Implementation Group Issue B40, *Application of Paragraph 13 (b) to Securitized Interests in Prepayable Financial Assets* (DIG Issue B40). DIG Issue B40 provides an exemption from the embedded derivative test of paragraph 13 (b) of SFAS No. 133 for instruments that would otherwise require bifurcation if the test is met solely because of a prepayment feature included within the securitized interest and prepayment is not controlled by the security holder. Adoption of SFAS No. 155 and DIG Issue B40 on January 1, 2007 did not have a material impact on the Company's consolidated financial position or results of operations.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements.* This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, *Effective Date of FASB Statement No. 157.* This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption is not anticipated to be material.

In February, 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities".* SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting principles. The new standard is effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.* This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants' employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15; 2007. The adoption of this issue on January 1, 2008 did not have a material impact on the Company's consolidated financial position or results of operation.

On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value through Earnings ("SAB 109"). Previously, SAB 105, Application of Accounting Principles to Loan Commitments, stated that in measuring the fair value of a derivative loan commitment, a company should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supersedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view. SAB 109 is effective for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect the impact of this standard to be material.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 2. Business Acquisitions and Divestitures

Acquisition

On November 13, 2006, the Company merged with the Centrue Financial Corporation. UnionBancorp, Inc. was the acquirer and adopted the Centrue Financial Corporation name. See Note 23 for further information.

Divestitures

On March 31, 2006, the Company completed its sale of the Mendota sales and service center to First State Bank in Mendota. At the date of the sale, the branch had approximately $6,066 in deposits.

On September 30, 2006, the Company completed its sale of its Insurance Product line to the Phoenix Group. The sale price was $1,100. The Company recorded a net loss of $452. See Note 22 for further information.

On October 24, 2007, the Company entered into an agreement to sell its Hanover & Elizabeth, Illinois branches to Apple River State Bank headquartered in Apple River, Illinois. The Definitive Purchase and Assumption Agreement entered into calls for Apple River to assume approximately $25,300 in deposits and $12,700 in loans. Additionally, Apple River is acquiring premises and equipment of $415. The transaction is expected to be completed late in the first quarter of 2008. Management does not expect a loss on this transaction.

On December 28, 2007, the Company entered into an agreement to sell its Manlius & Tampico, Illinois branches to Peoples National Bank headquartered in Kewanee, Illinois. The Definitive Purchase and Assumption Agreement entered into calls for Peoples National to assume approximately $31,300 in deposits and $25,900 in loans. Additionally, Peoples National Bank is acquiring premises and equipment of $276. The transaction is expected to be completed late in the second quarter of 2008. Management does not expect a loss on this transaction.

The proposed sales of these four branches in 2008 (Hanover, Elizabeth, Manlius and Tampico) is not expected to have a material impact on the future operations and results of the Company.

Note 3. Securities Available for Sale

The fair value of securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
December 31, 2007			
U.S. government agencies	$ 103,624	$ 1,415	$ (14)
States and political subdivisions	41,561	501	(13)
U.S. government agency mortgage-back securities	47,784	287	(106)
Collateralized mortgage obligations	24,077	68	(100)
Equity securities	18,874	105	(609)
Corporate	2,741	9	(10)
	$ 238,661	$ 2,385	$ (852)

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 3. Securities Available for Sale (Continued)

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
December 31, 2006			
U.S. government agencies	$ 126,039	$ 308	$ (245)
States and political subdivisions	41,471	329	(9)
U.S. government agency mortgage-back securities	69,579	253	(393)
Collateralized mortgage obligations	27,237	44	(77)
Equity securities	17,134	171	-
Corporate	8,764	16	(13)
	$ 290,224	$ 1,121	$ (737)

Sales of securities available-for-sale were as follows:

	Years Ended December 31, 2007	2006	2005
Proceeds	$ 2,548	$ 19,377	$ 10,885
Realized gains	11	19	24
Realized losses	(40)	(123)	(103)

The fair values of securities classified as available-for-sale at December 31, 2007, by contractual maturity, are shown below. Securities not due at a single maturity date, including mortgage-backed securities, collateralized mortgage obligations, and equity securities are shown separately.

Fair Value

Due in one year or less	$ 28,953
Due after one year through five years	102,763
Due after five years through ten years	7,320
Due after ten years	6,149
U.S. government agency mortgage-backed securities	47,784
Collateralized mortgage obligations	24,077
Equity and corporate securities	21,615
	$ 238,661

The Company held callable securities with carrying value of $129,870 and an amortized cost basis of $128,803 as of December 31, 2007 and with a carrying value of $133,638 and an amortized cost basis of $133,188 at December 31, 2006.

Securities with carrying values of approximately $182,415 and $214,605 at December 31, 2007 and 2006, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase and for other purposes as required or permitted by law. At year end 2007 and 2006, there were no holdings of securities of any one issuer, other than the U.S. Government agencies in an amount greater than 10% of stockholders' equity.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 3. Securities Available for Sale (Continued)

Securities with unrealized losses not recognized in income are as follows presented by length of time individual securities have been in a continuous unrealized loss position:

December 31, 2007	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. government agencies	$ -	$ -	$ 8,015	$ (14)	$ 8,015	$ (14)
State and political subdivisions	1,385	(9)	549	(4)	1,934	(13)
U.S. government agency mortgage-backed securities	15,096	(72)	5,890	(34)	20,986	(106)
Collateralized mortgage obligations	4,657	(100)	-	-	4,657	(100)
Equities	17,273	(609)	-	-	17,273	(609)
Corporate	976	(9)	765	(1)	1,741	(10)
Total temporarily impaired	$ 39,387	$ (799)	$ 15,219	$ (53)	$ 54,606	$ (852)

December 31, 2006	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. government agencies	$ 41,240	$ (37)	$ 19,684	$ (208)	$ 60,924	$ (245)
State and political subdivisions	3,444	(2)	460	(7)	3,904	(9)
U.S. government agency mortgage-backed securities	17,009	(88)	24,018	(305)	41,027	(393)
Collateralized mortgage obligations	3,228	(36)	8,042	(41)	11,270	(77)
Corporate	1,000	-	1,785	(13)	2,785	(13)
Total temporarily impaired	$ 65,921	$ (163)	$ 53,989	$ (574)	$ 119,910	$ (737)

The equities category above in an unrealized loss position consists primarily of collaterialized debt obligations in the form of Trust Preferred Securities at December 31, 2007.

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic and market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition. The unrealized losses on all securities have not been recognized into income because the securities are of high credit quality and management has the intent and ability to hold for the foreseeable future and the decline in fair value is largely due to increases in market interest rates.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 4. Loans

The major classifications of loans follow:

	December 31, 2007	December 31, 2006
Commercial	$ 191,748	$ 177,947
Commercial real estate	509,162	406,403
Real estate	206,523	234,772
Real estate loans held for sale related to secondary mortgage market activities	1,598	4,850
Loans held for sale related to pending branch sales	38,600	-
Installment	8,106	11,998
Other	1,548	974
	$ 957,285	$ 836,944

As discussed in Note 2, the Company has entered into agreements to sell four branches during 2008. A total of $38,600 of loans as indicated in the above table is anticipated to be included in the sale.

An analysis of activity in the allowance for loan losses follows:

	Years Ended December 31, 2007	2006	2005
Balance at beginning of year	$ 10,835	$ 8,362	$ 9,732
Acquired in merger	-	4,767	-
Provision (credit) for loan losses	675	(1,275)	250
Recoveries	812	665	700
Loans charged off	(1,567)	(1,684)	(2,320)
Balance at end of year	$ 10,755	$ 10,835	$ 8,362

The following table presents data on impaired loans:

	December 31, 2007	2006	2005
Year-end impaired loans for which an allowance has been provided	$ 5,502	$ 4,915	$ 12,585
Year-end impaired loans for which no allowance has been provided	5,923	16,450	563
Total impaired loans	$ 11,425	$ 21,365	$ 13,148
Allowance for loan loss allocated to impaired loans	$ 2,350	$ 1,562	$ 3,913
Average recorded investment in impaired loans	14,246	14,514	14,839
Interest income recognized from impaired loans	1,047	620	1,189
Cash basis interest income recognized from impaired loans	1,052	730	1,034

In November 2006, the Company completed its merger with the former Centrue Financial Corporation. As part of this merger, the Company's loan portfolio increased by $436,460 and the allowance for loan losses increased $4,767. Within the loans acquired were nonaccrual loans of $10,230. The increase in impaired loans with no allocated allowance in the prior year is a direct result of the loans acquired in the merger being recorded upon acquisition at their fair value.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 4. Loans (Continued)

Nonperforming loans were as follows:

	December 31, 2007	December 31, 2006
Loans past due over 90 days still on accrual	$ -	$ -
Nonaccrual loans	4,090	11,759

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

Loans made to executive officers, directors, and their affiliates during 2007 were as follows:

Balance at December 31, 2006	$ 7,052
New loans, extensions, and modification	5,940
Repayments	(6,611)
Effect of changes in composition of related parties	9,598
Balance at December 31, 2007	$ 15,979

Note 5. Loan Sales and Servicing

Loans held for sale at year end related to our secondary mortgage market activities are as follows:

	December 31, 2007	December 31, 2006
Loans held for sale	$ 1,598	$ 4,850
Less: Allowance to adjust to lower of cost or market	-	-
Loans held for sale, net	$ 1,598	$ 4,850

The following summarizes the secondary mortgage market activities:

	Years Ended December 31, 2007	2006	2005
Proceeds from sales of mortgage loans	$ 82,810	$ 49,039	$ 51,838
Gain on sales of mortgage loans	$ 1,262	$ 762	$ 1,034

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 5. Loan Sales and Servicing (Continued)

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of these loans are summarized as follows:

	December 31, 2007	December 31, 2006
Federal Home Loan Mortgage Corporation	$ 120,359	$ 137,737
Federal National Mortgage Association	239,031	258,552
Small Business Administration	-	856
IHDA	1,731	1,866
Other	-	9,653
	$ 361,121	$ 408,664

Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $2,397 and $2,543 at December 31, 2007 and 2006, respectively.

Following is an analysis of the changes in originated mortgage servicing rights:

	Years Ended December 31, 2007	2006	2005
Balance at beginning of year	$ 3,510	$ 2,533	$ 2,772
Acquired in merger	-	1,300	-
Originated mortgage servicing rights	176	150	296
Amortization	(525)	(473)	(535)
Balance at end of year	$ 3,161	$ 3,510	$ 2,533

In November, 2006, the Company merged with the former Centrue Financial Corporation. As part of this merger, the Company recorded $1,300 of mortgage servicing rights at the fair market value on the date of the merger and added $139,167 of loan balances to its servicing portfolio.

Management periodically evaluates assets for impairment. For purposes of measuring impairment, servicing assets are stratified by loan type. An impairment is recognized if the carrying value of servicing assets exceeds the fair value of the stratum. The fair value of capitalized mortgage servicing rights was $3,400 and $3,700 at December 31, 2007 and 2006, respectively. Fair value was determined using discount rates ranging from 9.5% to 15.0%, prepayment speeds ranging from 14.8% to 15.9%, depending on the stratification of the specific right.

Estimated amortization expense for each of the next five years is as follows:

2008	$ 485
2009	465
2010	450
2011	425
2012	400

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 6. Premises and Equipment

Premises and equipment consisted of:

	December 31, 2007	December 31, 2006
Land	$ 10,261	$ 10,258
Buildings	24,573	23,349
Furniture and equipment	24,049	20,480
Construction in process	114	1,504
	58,997	55,591
Less accumulated depreciation	23,382	20,188
	$ 35,615	$ 35,403

As discussed in Note 2, the Company has entered into agreements to sell four branches during 2008. A total of $691 of Premises and Equipment included in the table above is anticipated to be included in the sales.

Note 7. Goodwill and Intangible Assets

Goodwill

Goodwill initially recorded is subject to the completion of the valuation of assets acquired and liabilities assumed. Purchase accounting adjustments are the adjustments to the initial goodwill recorded at the time an acquisition is completed. Such adjustments generally consist of adjustments to the assigned fair value of assets acquired and liabilities assumed resulting from the completion of appraisals or other valuations and adjustments to initial estimates recorded for transaction costs or exit liabilities. Goodwill is not amortized but is subject to impairment tests on at least an annual basis. The Company's annual goodwill impairment test determined no impairment existed at that date.

The change in balance of goodwill during the year is as follows:

	2007	2006
Beginning of year	$ 25,396	$ 6,963
Goodwill from merger	-	19,086
Goodwill allocated to Insurance division sale	-	(653)
Merger related adjustments	102	-
End of year	$ 25,498	$ 25,396

Acquired Intangible Assets

Acquired intangible assets were as follows as of year end:

	2007 Gross Carrying Amount	2007 Accumulated Amortization	2006 Gross Carrying Amount	2006 Accumulated Amortization
Amortized intangible assets:				
Core deposit intangibles	$ 14,124	$ 3,735	$ 14,124	$ 1,433
Other customer relationship intangibles	60	23	60	18
Missouri charter	581	-	-	-
Total	$ 14,765	$ 3,758	$ 14,184	$ 1,451

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 7. Goodwill and Intangible Assets (Continued)

The core deposit intangible asset recorded in the 2006 merger with Centrue Financial Corporation was $13,035. Aggregate amortization expense was $ 2,307, $457, and $170 for 2007, 2006, and 2005.

Estimated amortization expense for subsequent years is as follows:

2008	$ 1,887
2009	1,544
2010	1,263
2011	1,034
2012	957
Thereafter	3,737

Note 8. Deposits

Deposit account balances by type are summarized as follows:

	December 31,	
	2007	2006
Non-interest-bearing demand deposit	$ 114,360	$ 125,585
Savings, NOW, and money market accounts	350,023	329,385
Time deposits of $100 or more	201,318	231,401
Other time deposits	367,321	340,239
	$ 1,033,022	$ 1,026,610

As discussed in Note 2, the company has entered into agreements to sell four branches during 2008. A total of $56,600 of deposits included in the table above is anticipated to be included in the sale.

At December 31, 2007, the scheduled maturities of time deposits are as follows:

Year	Amount
2008	$ 485,473
2009	61,063
2010	15,251
2011	3,538
2012	2,399
Thereafter	915
	$ 568,639

Time certificates of deposit in denominations of $100 or more mature as follows:

	December 31,	
	2007	2006
3 months or less	$ 90,329	$ 120,744
Over 3 months through 6 months	33,475	37,826
Over 6 months through 12 months	50,022	22,081
Over 12 months	27,492	50,750
	$ 201,318	$ 231,401

Deposits from principal officers, directors and their affiliates at year end 2007 and 2006 were $1,412 and $1,134.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 9. Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are financing arrangements that mature within two years. At maturity, the securities underlying the agreements are returned to the Company. Securities sold under agreements to repurchase are secured by mortgage-backed securities with a carrying value of $44,937 and $36,319 at year-end 2007 and 2006. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2007	2006
Average daily balance during the year	$ 39,447	$ 6,679
Average interest rate during the year	4.21%	4.61%
Maximum month-end balance during the year	46,958	36,319
Weighted average interest rate at year-end	3.52%	4.70%

Note 10. Subordinated Debentures

The Company had two $10,000 trust preferred issuances that were issued in April 2002 and April 2004 in cumulative trust preferred securities through special-purpose trusts, Kankakee Capital Trust I (Trust I) and Centrue Statutory Trust II (Trust II). The proceeds of the offerings were invested by the trusts in junior subordinated deferrable interest debentures of Trust I and Trust II totaling $20,620. Trust I and Trust II are wholly-owned subsidiaries of the Company, and their sole assets are the junior subordinated deferrable interest debentures. On April 19, 2007, the Company issued another $10,000 trust preferred issuance in cumulative trust preferred securities and formed a third special-purpose trust, Centrue Statutory Trust III (Trust III). Trust III is also a wholly-owned subsidiary of the Company and its sole asset is the junior subordinated deferrable interest debentures. The proceeds of the Trust III issuance were used to call the Trust I debenture. As of April 24, 2007 the $10,000 issuance for Trust I was paid in full and the special-purpose trust for Trust I was dissolved.

Distributions are cumulative and are payable quarterly at a variable rate of 2.65% over the LIBOR rate of 4.70% for Trust II and a 6.67% fixed rate for Trust III, respectively, (at a rate of 7.35% and 6.67% at December 31, 2007) per annum of the stated liquidation amount of $1,000 per preferred security. The interest rate for the Trust III debentures is fixed for five years and then transitions to a variable rate that is 1.65% over the LIBOR rate. Interest expense on the trust preferred securities was $1,688 and $242 for the years ended December 31, 2007 and 2006. The interest can be deferred at the option of the Company. The obligations of the trust are fully and unconditionally guaranteed, on a subordinated basis, by the Company.

The trust preferred securities for the Trust II are redeemable upon the maturity of the debentures on April 22, 2034, or to the extent of any earlier redemption of any debentures by the Company, and are callable beginning April 22, 2009. The trust preferred securities for Trust III are redeemable upon the maturity of the debentures on April 19, 2037, or to the extent of any earlier redemption of any debentures by the Company, and are callable beginning April 19, 2012. Holders of the capital securities have no voting rights, are unsecured, and rank junior in priority of payment to all of the Company's indebtedness and senior to the Company's capital stock. For regulatory purposes, the trust preferred securities qualify as Tier 1 capital subject to certain provisions.

In accordance with FASB interpretation 46R, the trusts are not consolidated with the Company's consolidated financial statements, but rather the subordinated debentures are shown as a liability and the Company's investment in the common stock for the trusts of $620 is included in other assets.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 11. Borrowed Funds

At December 31, 2007 and 2006, $8,000 and $8,300 of Federal Home Loan Bank advances have various call provisions. The Company maintains a collateral pledge agreement covering secured advances whereby the Company had specifically pledged $184,096 of first mortgage loans on improved residential and mixed use farm property free of all other pledges, liens, and encumbrances (not more than 90 days delinquent). The Company has no variable rate advances at year-end 2007 and two advances at year-end 2006 with year-end rates of 5.35% and 5.39%. The remaining advances are at fixed rates ranging from 2.72% to 4.90%. The scheduled maturities of advances from the Federal Home Loan Bank at December 31, 2007 and 2006 are as follows:

	2007		2006	
Year	Average Interest Rate	Amount	Average Interest Rate	Amount
2007	-%	$ -	4.74%	$ 31,530
2008	4.30	103,344	2.96	13,329
2009	3.78	5,002	3.78	5,023
2010	4.50	5,202	4.50	5,200
2011	4.90	3,001	4.90	3,000
2012	-	-	-	-
Thereafter	4.37	5,066	4.37	5,065
	4.30%	$ 121,615	4.25%	$ 63,147

Notes payable consisted of the following at December 31, 2007 and 2006:

	2007	2006
Revolving credit loan ($25,000) from LaSalle National Bank; interest due quarterly at the higher of (1) 90-day LIBOR plus 1.25% or (2) 4%; balance due on January 1, 2008; secured by 100% of the stock of Centrue Bank.	$ 12,864	$ 7,850
A promissory note to an individual related to the purchase of the Howard Marshall Agency. The original amount of the note was $376. The note was entered into on November 1, 2003 and carries an interest rate of 5%. The note requires monthly installment payments of principal and interest and matures on November 1, 2008.	70	149
A note to an individual related to a prior acquisition. The original amount was $2,000. The note was entered into on October 23, 2002 and carries as imputed interest of 5.25%. The note matures on October 24, 2012.	868	1,016
	$ 13,802	$ 9,015

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 11. Borrowed Funds (Continued)

The note payable agreements with LaSalle National Bank contain certain covenants that limit the amount of dividends paid, the purchase of other banks and/or businesses, the purchase of investments not in the ordinary course of business, changes in capital structure, and guarantees of other liabilities and obligations. In addition, the Company must maintain certain financial ratios. Management believes the Company was in compliance with all covenants for the year ended December 31, 2007.

Information concerning borrowed funds is as follows:

	Years Ended December 31,		
	2007	2006	2005
Federal Funds Purchased			
Year-end balance	$ -	$ -	$ -
Maximum month-end balance during the year	15,100	12,000	8,600
Average balance during the year	1,282	1,884	2,340
Weighted average interest rate for the year	5.83%	5.25%	3.34%
Weighted average interest rate at year end	N/A	N/A	N/A
Advances from the Federal Home Loan Bank			
Maximum month-end balance during the year	$ 121,615	$ 63,165	$ 61,900
Average balance during the year	69,202	46,487	54,472
Weighted average interest rate for the year	4.41%	3.92%	3.91%
Weighted average interest rate at year end	4.30%	4.25%	3.93%
Notes Payable			
Maximum month-end balance during the year	$ 13,802	$ 10,846	$ 10,105
Average balance during the year	11,107	9,081	8,345
Weighted average interest rate for the year	6.68%	6.93%	5.11%
Weighted average interest rate at year end	6.65%	6.36%	5.53%

Note 12. Income Taxes

Income taxes consisted of:

	Years Ended December 31,		
	2007	2006	2005
Federal			
Current	$ 4,264	$ (690)	$ 1,189
Deferred	225	2,322	28
	4,489	1,632	1,217
State			
Current	378	113	(20)
Deferred	308	138	2
	686	251	(18)
	$ 5,175	$ 1,883	$ 1,199

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 12. Income Taxes (Continued)

The Company's income tax expense differed from the statutory federal rate of 34% as follows:

	Years Ended December 31,		
	2007	2006	2005
Expected income taxes	$ 5,609	$ 2,404	$ 1,826
Income tax effect of			
Interest earned on tax-free investments and loans	(736)	(394)	(397)
Nondeductible interest expense incurred to carry tax-free investments and loans	112	50	35
State income taxes, net of federal tax benefit	453	166	154
State income tax refund	-	(18)	(251)
Earnings on Bank owned life insurance	(337)	(214)	(186)
Deductible merger expenses	-	(98)	-
Stock option expense	29	105	-
Other	45	(118)	18
	$ 5,175	$ 1,883	$ 1,199

The significant components of deferred income tax assets and liabilities consisted of:

	December 31,	
	2007	2006
Deferred tax assets		
Allowance for loan losses	$ 4,175	$ 4,174
Deferred compensation, other	208	325
Stock based expense	91	88
Net operating loss carryforwards	1,456	2,222
Deferred tax asset arising from merger	87	198
Total deferred tax assets	6,017	7,007
Deferred tax liabilities		
Depreciation	$ (545)	$ (781)
Adjustments arising from acquisitions	(1,110)	(1,426)
Mortgage servicing rights	(1,227)	(1,363)
Securities available-for-sale	(594)	(149)
Federal Home Loan Bank dividend received in stock	(787)	(791)
Deferred loan fees & costs	(642)	(457)
Other	(265)	(214)
Total deferred tax liabilities	(5,170)	(5,181)
Valuation allowance on NOL carryforwards	(370)	(370)
Net deferred tax liabilities	$ 477	$ 1,456

The December 31, 2006 deferred tax asset includes $3,827 of purchase accounting and other merger related deferred tax assets transferred in as a result of the Company's merger. The Federal net operating loss is related to an acquisition in 2005. The NOL expires in 2021 thru 2024. The NOL can be used at a rate of $158,673 per year. Due to Section 382 limitations, any unused amounts that can not be used will expire. Thus, the valuation allowance was established.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 13. Benefit Plans

The Company's Employee Stock Ownership Plan ("the Plan") covered all full-time employees who had completed six months of service and have attained the minimum age of twenty and one-half years. As of October 1, 2006, the Company terminated this plan and began the process of distributing the assets of the plan to participants. All of the Plan assets had been distributed to the participants as of March 31, 2007. The Plan no longer owns shares of the Company's common stock. The Company expensed all cash contributions made to the Plan. Contributions were $1, $165 and $223, for the years ended December 31, 2007, 2006 and 2005.

The Company has a 401(k) salary reduction plan (the 401(k) plan) covering substantially all employees. Eligible employees may elect to make tax deferred contributions up to annual IRS contribution limits under the company safe harbor plan status. In 2007, the Company contributed 3% of employee wages to all eligible participants regardless of whether and to what extent the employee elected a salary deferral.

Contributions to the 401(k) plan are expensed currently and approximated $456, $427 and $415 for the years ended December 31, 2007, 2006, and 2005.

Note 14. Share Based Compensation

In 1999, the Company adopted the 1999 Option Plan. Under the 1999 Option Plan, nonqualified options may be granted to employees and eligible directors of the Company and its subsidiaries to common stock at 100% of the fair market value on the date the option is granted. The Company has authorized 50,000 shares for issuance under the 1999 Option Plan. During 1999, 40,750 of these shares were granted and are 100% fully vested. The options have an exercise period of ten years from the date of grant. There are 9,250 shares available to grant under this plan.

In April 2003, the Company adopted the 2003 Option Plan. Under the 2003 Option Plan, as amended on April 24, 2007, nonqualified options, incentive stock options, and/or stock appreciation rights may be granted to employees and outside directors of the Company and its subsidiaries to purchase the Company's common stock at an exercise price to be determined by the Executive and Compensation committee. Pursuant to the 2003 Option Plan, 570,000 shares of the Company's unissued common stock have been reserved and are available for issuance upon the exercise of options and rights granted under the 2003 Option Plan. The options have an exercise period of ten years from the date of grant. There are 347,000 shares available to grant under this plan.

In addition to the Company plans described above, in conjunction with the merger with Centrue Financial Corporation, all outstanding options at Centrue Financial were converted into options to acquire Company common stock, as adjusted for the exchange ratio. Following the merger, no additional options are issuable under any of the former Centrue plans.

The Company's compensation committee awarded 5,000 restricted common stock awards available under the restricted stock portion of the plan. The restricted shares were issued out of treasury shares with an aggregate grant date fair value of $90. The awards were granted using the fair value as the last sale price as quoted on the NASDAQ Stock Market on the date of grant of $18.03. The awarded shares vest at a rate of 20% of the initially awarded amount per year, beginning on the first anniversary date of the award, and are contingent upon continuous service by the recipient through the vesting date.

The compensation cost that has been charged against income for the stock options portion of the Equity Incentive Plan was $151 and $353 for 2007 and 2006. The compensation cost that has been charged against income for the restricted stock portion of the Equity Incentive Plan was $20 for 2007.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 14. Share Based Compensation (Continued)

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. (Employee and management options are tracked separately.). The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The fair value of options granted was determined using the following weighted-average assumptions as of grant date:

	2007	2006	2005
Fair value	$ 4.41 - 4.65	$ 4.89	$ 4.94
Risk-free interest rate	4.06 - 4.95%	5.14%	4.56%
Expected option life (years)	6	6	5
Expected stock price volatility	23.33 - 23.67%	23.45%	23.45%
Dividend yield	2.57 - 2.64%	2.47%	1.92%

During 2007 options were granted at three separate dates (Jan 31st, Apr 24th, and Oct 30th). Therefore a range of values have been shown in the table above.

A summary of the status of the option plan for 2007 is presented below:

	Share	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at beginning of year	494,424	$ 18.47		
Granted	108,000	19.52		
Exercised	(25,900)	12.75		
Forfeited	(2,500)	14.22		
Outstanding at end of year	574,024	$ 18.96	5.0 years	$ 2,065
Vested or expected to vest	118,040	18.81	4.6 years	$ 440
Exercisable at year end	450,424	$ 18.81	4.6 years	$ 1,669

Note 14. Share Based Compensation (Continued)

Options outstanding at year-end 2007 were as follows:

	Outstanding		Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price
$ 11.25 - 13.00	46,381	2.6 years	46,381	$ 11.60
13.88 - 18.50	143,443	3.2 years	143,443	15.60
19.03 - 23.31	384,200	5.9 years	260,600	21.86
	574,024	5.0 years	450,424	$ 18.81

Information related to the stock option plan during each year follows:

	2007	2006	2005
Intrinsic value of options exercised	$ 184	$ 250	$ 454
Cash received from option exercises	337	281	472
Tax benefit realized from option exercises	49	75	106
Weighted average of fair value of options granted	4.53	4.89	4.94

As of December 31, 2007, there was $491 of total unrecognized compensation cost related to non-vested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 4.83 years. As of December 31, 2007, there was $70 of total unrecognized compensation cost related to non-vested shares awarded under the restricted stock plan. The cost is expected to be recognized over a weighted-average period of 4 years.

Note 15. Earnings Per Share

A reconciliation of the numerators and denominators for earnings per common share computations for the years ended December 31 is presented below (shares in thousands). The Convertible Preferred Stock is antidilutive for all years presented and has not been included in the diluted earnings per share calculation. In addition, options to purchase 294,200 shares, 244,200 shares and 60,000 shares of common stock were outstanding for 2007, 2006 and 2005, respectively, but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price and, therefore, were antidilutive.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 19. Condensed Financial Information - Parent Company Only

Condensed financial information for Centrue Financial Corporation follows:

Balance Sheets (Parent Company Only)

	December 31, 2007	December 31, 2006
ASSETS		
Cash and cash equivalents	$ 1,779	$ 1,512
Securities available for sale	2,711	4,729
Investment in subsidiaries	148,182	141,064
Other assets	2,214	2,036
	$ 154,886	$ 149,341

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31, 2007	December 31, 2006
LIABILITIES		
Notes payable	$ 13,732	$ 8,866
Mandatory redeemable preferred stock	831	831
Subordinated debentures	20,620	20,620
Other liabilities	826	833
	36,009	31,150
Stockholders' equity	118,876	118,191
	$ 154,886	$ 149,341

Income Statements (Parent Company Only)

	Years Ended December 31, 2007	2006	2005
Dividends from subsidiaries	$ 7,661	$ 6,813	$ 5,031
Interest income	334	44	
Other income	(122)	8	6
Interest expense	2,454	910	459
Other expense	912	1,066	488
Income tax benefit	(1,189)	(900)	(436)
Equity in undistributed earnings of subsidiaries (dividends in excess of earnings)	5,627	(602)	(353)
Net income	11,323	5,187	4,173
Less dividends on preferred stock	207	207	207
Net income on common stock	$ 11,116	$ 4,980	$ 3,966

Note 14. Share Based Compensation (Continued)

Options outstanding at year-end 2007 were as follows:

	Outstanding		Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price
$ 11.25 - 13.00	46,381	2.6 years	46,381	$ 11.60
13.88 - 18.50	143,443	3.2 years	143,443	15.60
19.03 - 23.31	384,200	5.9 years	260,600	21.86
	574,024	5.0 years	450,424	$ 18.81

Information related to the stock option plan during each year follows:

	2007	2006	2005
Intrinsic value of options exercised	$ 184	$ 250	$ 454
Cash received from option exercises	337	281	472
Tax benefit realized from option exercises	49	75	106
Weighted average of fair value of options granted	4.53	4.89	4.94

As of December 31, 2007, there was $491 of total unrecognized compensation cost related to non-vested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 4.83 years. As of December 31, 2007, there was $70 of total unrecognized compensation cost related to non-vested shares awarded under the restricted stock plan. The cost is expected to be recognized over a weighted-average period of 4 years.

Note 15. Earnings Per Share

A reconciliation of the numerators and denominators for earnings per common share computations for the years ended December 31 is presented below (shares in thousands). The Convertible Preferred Stock is antidilutive for all years presented and has not been included in the diluted earnings per share calculation. In addition, options to purchase 294,200 shares, 244,200 shares and 60,000 shares of common stock were outstanding for 2007, 2006 and 2005, respectively, but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price and, therefore, were antidilutive.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 15. Earnings Per Share (Continued)

	2007	2006	2005
Basic earnings per share			
Income from continuing operations available to common stockholders	$ 11,116	$ 5,395	$ 4,172
Net loss from discontinued operations available to common stockholders	-	(415)	(206)
Net income available to common stockholders	$ 11,116	$ 4,980	$ 3,966
Weighted average common shares outstanding	6,342	4,119	3,944
Basic earnings per common share from continuing operations	$ 1.75	$ 1.31	$ 1.06
Basic earnings per common share from discontinued operations	-	(0.10)	(0.05)
Basic earnings per common share	$ 1.75	$ 1.21	$ 1.01
Diluted earnings per share			
Weighted average common shares outstanding	6,342	4,119	3,944
Add dilutive effect of assumed exercised stock options	38	45	59
Weighted average common and dilutive potential shares outstanding	6,380	4,164	4,003
Diluted earnings per common share from continuing operations	$ 1.74	$ 1.30	$ 1.04
Diluted earnings per common share from discontinued operations	-	(0.10)	(0.05)
Diluted earnings per common share	$ 1.74	$ 1.20	$ 0.99

Note 16. Regulatory Matters

The Company and Centrue Bank are subject to regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Centrue Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Centrue Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2007 and 2006, that the Company and Centrue Bank meet all of the capital adequacy requirements to which they were subject.

As of December 31, 2007, the most recent notification from the corresponding regulatory agency categorized Centrue Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Centrue Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed Centrue Bank's categories.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 16. Regulatory Matters (Continued)

	Actual		To Be Adequately Capitalized		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007						
Total capital (to risk-weighted assets)						
Centrue Financial	$ 112,586	10.2%	$ 88,208	8.0%	N/A	N/A
Centrue Bank	120,489	11.0	87,633	8.0	109,541	10.0
Tier I capital (to risk-weighted assets)						
Centrue Financial	101,831	9.2	44,104	4.0	N/A	N/A
Centrue Bank	109,734	10.0	43,816	4.0	65,725	6.0
Tier I leverage ratio (to average assets)						
Centrue Financial	101,831	7.7	52,983	4.0	N/A	N/A
Centrue Bank	109,734	8.3	52,983	4.0	66,229	5.0
As of December 31, 2006						
Total capital (to risk-weighted assets)						
Centrue Financial	$ 110,703	11.9%	$ 74,150	8.0%	N/A	N/A
Centrue Bank	113,579	12.4	73,533	8.0	91,933	10.0
Tier I capital (to risk-weighted assets)						
Centrue Financial	99,869	10.8	37,075	4.0	N/A	N/A
Centrue Bank	102,745	11.2	36,766	4.0	55,160	6.0
Tier I leverage ratio (to average assets)						
Centrue Financial	99,869	7.9	49,798	4.0	N/A	N/A
Centrue Bank	102,745	8.3	49,424	4.0	61,805	5.0

The Company's ability to pay dividends is dependent on the subsidiary bank, which is restricted by various laws and regulations. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, combined with the retained net profits of the preceding two years subject to the capital requirements described above. During 2008, the Bank could, without prior approval, declare dividends of approximately $5,003 plus any 2008 net profits retained to the date of the dividend declaration.

Note 17. Fair Value of Financial Instruments

The methods and assumptions used to estimate fair value are described as follows:

The carrying amount is the estimated fair value for cash and due from banks, federal funds sold, short-term borrowings, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes and, if no such information is available, on the rate and term of the security and information about the issuer. The carrying value and fair value of the subordinated debentures issued to capital trusts

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 17. Fair Value of Financial Instruments (Continued)

are estimated to be the same as the debentures all have variable interest rates. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, the fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. The fair value of loans held for sale is based on market quotes. The fair value of debt and redeemable stock is based on current rates for similar financing. It was not practicable to determine the fair value of the restricted securities due to restrictions placed on its transferability. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements.

The estimated fair values of the Company's financial instruments were as follows:

	December 31,			
	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 51,628	$ 51,628	$ 40,195	$ 40,195
Securities	238,661	238,661	290,224	290,224
Restricted Securities	10,670	N/A	8,468	N/A
Net Loans	946,530	952,096	826,109	821,817
Accrued interest receivable	7,517	7,517	7,673	7,673
Financial liabilities				
Deposits	1,033,022	1,037,151	1,026,610	1,025,838
Federal funds purchased and securities sold under agreements to repurchase	44,937	44,937	36,319	36,319
Federal Home Loan Bank Advances	121,615	121,667	63,147	61,998
Notes payable	13,802	13,802	9,015	9,015
Subordinated debentures	20,620	20,468	20,620	20,620
Series B mandatory redeemable preferred stock	831	831	831	831
Accrued interest payable	6,213	6,213	5,895	5,895

In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the earnings potential of the trust operations, the trained work force, customer goodwill, and similar items.

Note 18. Commitments, Contingencies, and Credit Risk

In the normal course of business, there are various contingent liabilities outstanding, such as claims and legal actions, which are not reflected in the consolidated financial statements. In the opinion of management, no material losses are anticipated as a result of these actions or claim.

Centrue Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 18. Commitments, Contingencies, and Credit Risk (Continued)

The contractual amounts of these instruments reflect the extent of involvement in particular classes of financial instruments.

Centrue Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. Centrue Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Financial instruments whose contract amounts represent credit risk are as follows:

	Standby Letters of Credit	Variable Rate Commitments	Fixed Rate Commitments	Total Commitments	Range of Rates On Fixed Rate Commitments
Commitments					
December 31, 2007	$ 9,568	$ 236,215	$ 26,073	$ 271,856	2.25% - 18.00%
December 31, 2006	$ 10,937	$ 159,944	$ 32,864	$ 203,745	2.25% - 18.00%

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. For commitments to extend credit, Centrue Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable; inventory; property, plant, and equipment; and income producing commercial properties.

Standby letters of credit are conditional commitments issued by Centrue Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan commitments to customers. The standby letters of credit are unsecured.

The Company has employment agreements with certain executive officers and certain other management personnel. These agreements generally continue until terminated by the executive or the Company and provide for continued salary and benefits to the executive under certain circumstances. The agreements provide the employees with additional rights if there is a change of control of the Company.

The Company leases certain branch properties under operating leases. Rent expense was $333, $148, and $190 for 2007, 2006 and 2005. Rent commitments, before considering renewal options that generally are present, were as follows:

2008	$ 409
2009	419
2010	437
2011	447
2012	447
Thereafter	447
Total	$ 2,606

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 19. Condensed Financial Information - Parent Company Only

Condensed financial information for Centrue Financial Corporation follows:

Balance Sheets (Parent Company Only)

	December 31, 2007	December 31, 2006
ASSETS		
Cash and cash equivalents	$ 1,779	$ 1,512
Securities available for sale	2,711	4,729
Investment in subsidiaries	148,182	141,064
Other assets	2,214	2,036
	$ 154,886	$ 149,341

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31, 2007	December 31, 2006
LIABILITIES		
Notes payable	$ 13,732	$ 8,866
Mandatory redeemable preferred stock	831	831
Subordinated debentures	20,620	20,620
Other liabilities	826	833
	36,009	31,150
Stockholders' equity	118,876	118,191
	$ 154,886	$ 149,341

Income Statements (Parent Company Only)

	Years Ended December 31, 2007	2006	2005
Dividends from subsidiaries	$ 7,661	$ 6,813	$ 5,031
Interest income	334	44	-
Other income	(122)	8	6
Interest expense	2,454	910	459
Other expense	912	1,066	488
Income tax benefit	(1,189)	(900)	(436)
Equity in undistributed earnings of subsidiaries (dividends in excess of earnings)	5,627	(602)	(353)
Net income	11,323	5,187	4,173
Less dividends on preferred stock	207	207	207
Net income on common stock	$ 11,116	$ 4,980	$ 3,966

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 19. Condensed Financial Information - Parent Company Only (Continued)

Statements of Cash Flows (Parent Company Only)

	Years Ended December 31,		
	2007	2006	2005
Cash flows from operating activities			
Net income	$ 11,323	$ 5,187	$ 4,173
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	-	-	-
Undistributed earnings of subsidiaries	(5,627)	602	353
Amortization of deferred compensation-stock options	(20)	-	-
Decrease (increase) in other assets	159	(309)	(2)
Increase (decrease) in other liabilities	32	692	(708)
Net cash provided by operating activities	5,867	6,172	3,816
Cash flows from investing activities			
Purchases of premises and equipment	-	-	-
Sales and maturities	1,018	-	-
Investment in subsidiaries	-	-	-
Net cash provided by financing activities	1,018	-	-
Cash flows from financing activities			
Net increase (decrease) in notes payable	$ 4,866	$ (1,550)	$ 2,925
Dividend paid on common stock	(3,241)	(1,347)	(1,721)
Dividend paid on preferred stock	(207)	(207)	(207)
Proceeds from exercise of stock options	386	357	579
Stock option expense	(61)	(352)	-
Purchase of treasury stock	(8,361)	(1,677)	(5,739)
Net cash used in financing activities	(6,618)	(4,776)	(4,163)
Net increase (decrease) in cash and cash equivalents	267	1,396	(347)
Cash and cash equivalents			
Beginning of year	1,512	116	463
End of year	$ 1,779	$ 1,512	$ 116

Note 20. Other Comprehensive Income

Changes in other comprehensive income components and related taxes are as follows:

	Years Ended December 31,		
	2007	2006	2005
Change in unrealized gains on securities available-for-sale	$ 1,120	$ 125	$ (2,050)
Reclassification adjustment for losses (gains) recognized in income	29	104	79
Net unrealized gains	1,149	229	(1,971)
Tax expense	445	89	(715)
Other comprehensive income	$ 704	$ 140	$ (1,256)

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 21. Segment Information

The Company's utilizes a line of business (LOB) reporting structure which was implemented as of January 1, 2005. The reportable segments were determined by the products and services offered, primarily distinguished between retail, commercial, treasury, wealth management, and other operations. Loans and deposits generate the revenues in the commercial segments; deposits, loans, secondary mortgage sales and servicing generates the revenue in the retail segment; investment income generates the revenue in the treasury segment; brokerage and trust services generate the revenue in the wealth management segment; and holding company services and discontinued operations associated with the sale of the insurance segment generate the revenue in the operations & other segment. The "net allocations" line represents the allocation of the costs that are overhead being spread to the specific segments. With the sale of the Insurance unit, the results for Insurance were reclassified into the Operations & Other segment from the Wealth Management segment.

With the consolidation of the reporting systems during 2007, the 2006 data was able to be reported on a comparable basis to the data presented for 2007. Thus, 2006 data has been reported on a consistent basis with the results for 2007.

The accounting policies used with respect to segment reporting are the same as those described in the summary of significant accounting policies set forth in Note 1. Segment performance is evaluated using net income.

Information reported internally for performance assessment follows:

	Retail Segment	Commercial Segment	Treasury Segment	Wealth Management	Other Operations	Continuing Operations
2007						
Net interest income (loss)	$ 12,971	$ 26,826	$ 1,446	$ 72	$ (2,474)	$ 38,841
Other revenue	8,938	1,832	(22)	1,892	3,025	15,665
Other expense	11,429	3,214	218	1,654	15,321	31,836
Noncash items						
Depreciation	1,769	16	-	16	1,389	3,190
Provision for loan losses	43	632	-	-	-	675
Other intangibles	2,303	-	-	4	-	2,307
Net allocations	3,882	9,407	3,405	16	(16,710)	-
Income tax expense	820	5,078	(726)	90	(87)	5,175
Segment profit (loss)	1,663	10,311	(1,473)	184	638	11,323
Goodwill	11,910	12,421	-	1,167	-	25,498
Segment assets	306,156	741,861	268,484	1,289	47,209	1,364,999

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 21. Segment Information (Continued)

2006	Retail Segment	Commercial Segment	Treasury Segment	Wealth Management	Other Operations	Continuing Operations
Net interest income (loss)	$ 8,464	$ 14,476	$ 537	$ 260	$ (1,230)	$ 22,507
Other revenue	3,999	571	(105)	1,295	928	6,688
Other expense	6,349	2,550	267	1,483	9,118	19,767
Noncash items						
Depreciation	1,049	12	-	8	1,476	2,545
Provision for loan losses	325	(1,600)	-	-	-	(1,275)
Other intangibles	343	-	-	1	67	411
Net allocations	3,231	5,221	812	880	(10,144)	-
Income tax expense	380	2,440	(578)	(240)	143	2,145
Segment profit (loss)	786	6,424	(69)	(577)	(962)	5,602
Goodwill	11,834	12,395	-	1,167	-	25,396
Segment assets	240,872	686,495	328,481	1,330	25,847	1,283,025

2005	Retail Segment	Commercial Segment	Treasury Segment	Wealth Management	Other Operations	Continuing Operations
Net interest income (loss)	$ 7,527	$ 13,191	$ 302	$ 102	$ (129)	$ 20,993
Other revenue	3,948	411	(79)	1,321	697	6,298
Other expense	6,913	3,382	230	1,391	7,099	19,015
Noncash items						
Depreciation	1,060	13	-	82	1,053	2,208
Provision for loan losses	420	(170)	-	-	-	250
Other intangibles	-	-	-	6	114	120
Net allocations	2,886	4,603	523	844	(8,856)	-
Income tax expense	67	1,573	(431)	(231)	341	1,319
Segment profit (loss)	129	4,201	(99)	(669)	817	4,379
Goodwill	2,512	2,631	-	1,820	-	6,963
Segment assets	99,916	330,240	216,355	3,723	25,988	676,222

Note 22. Discontinued Operations

On September 30, 2006, the Company sold its Insurance business unit of its Wealth Management segment to the Phoenix Group for $1,200. In accordance with FASB Statement No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("FAS 144") the results of operations of the insurance division are reflected in the Company's statements of income for 2006 and 2005 as "discontinued operations." The loss on sale of the insurance unit of $452 and related tax benefit of $175 are included in discontinued operations as of December 31, 2006. Additionally, approximately $1,030 of goodwill and intangibles attributed to the Insurance unit on the Company's balance sheet were written off as a result of this transaction and factored into the loss on the sale of the discontinued operations.

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 22. Discontinued Operations (Continued)

	December 31, 2006	December 31, 2005
Net interest income	$ (5)	$ (8)
Noninterest income	976	1,305
Noninterest expense	1,196	1,623
Loss from discontinued operations before income taxes	(225)	(326)
Loss on disposal	(452)	-
Benefit for taxes	(262)	(120)
Net income (loss) from discontinued operations	$ (415)	$ (206)

Note 23. Business Combination

On November 13, 2006, the Company (formerly known as UnionBancorp, Inc. now known as Centrue Financial Corporation) merged with Centrue Financial Corporation (former Centrue), parent of Centrue Bank with the Company being the surviving entity in the merger. Operating results of former Centrue are included in the consolidated financial statements since the date of the acquisition. As a result of this merger, the Company increased its market share in the northern and central Illinois markets, expanded its customer base to enhance deposit fee income, marketed additional products and services to new customers and reduced operating costs through economies of scale.

The aggregate purchase price was $49,316, $4 in cash and $49,312 in common stock. The value of the 2,701 common shares issued was determined using the market price multiplied by the exchange rate of 1.2. The purchase price resulted in approximately $19,086 of goodwill, and $13,035 in core deposit and customer relationship intangible. The intangible asset(s) will be amortized over 10 years, using an accelerated method. Goodwill will not be amortized but instead it will be evaluated periodically each year for impairment.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Cash and cash equivalents	$ 26,506
Securities available-for-sale	125,756
Loans	431,692
Goodwill	19,086
Premises and equipment, net	20,701
Core deposit and other intangibles	13,035
Other assets	14,795
Total assets acquired	651,571
Deposits	(523,630)
Other liabilities	(78,625)
Total liabilities assumed	(602,255)
Net assets acquired	$ 49,316

(IN THOUSANDS, EXCEPT SHARE DATA)

Note 23. Business Combination (Continued)

The following table presents pro forma information as if the acquisition had occurred at the beginning of 2006 and 2005. The pro forma information includes adjustments for interest income on loans and securities acquired, amortization of intangibles arising from the transaction, depreciation expense on property acquired, interest expense on deposits acquired, and the related tax effects. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed dates.

	(Unaudited) December 31,	
	2006	2005
Net interest income	$ 39,127	$ 39,117
Net income	$ 4,228	$ 8,553
Basic earnings per share	$ 0.98	$ 2.03
Diluted earnings per share	$ 0.97	$ 2.00

Note 24. Quarterly Results of Operations (Unaudited)

	Year Ended December 31, 2007 Three Months Ended				Year Ended December 31, 2006 Three Months Ended			
	Dec. 31	Sep. 30	June 30	March 31	Dec. 31	Sep. 30	June 30	March 31
Total interest income	$ 21,549	$ 21,561	$ 20,653	$ 19,813	$ 15,197	$ 9,802	$ 9,476	$ 9,383
Total interest expense	11,606	11,477	11,162	10,490	7,902	4,728	4,523	4,198
Net interest income	9,943	10,084	9,491	9,323	7,295	5,074	4,953	5,185
Provision for loan losses	449	-	226	-	25	(200)	(300)	(800)
Noninterest income	3,850	4,367	4,194	3,254	2,363	1,481	1,380	1,464
Noninterest expense	8,908	8,631	9,846	9,948	8,372	4,591	4,767	4,993
Income (loss) before income taxes	4,436	5,820	3,613	2,629	1,261	2,164	1,866	2,456
Income tax expense (benefit)	1,356	1,982	1,107	730	162	658	543	782
Income from continuing operations	3,080	3,838	2,506	1,899	1,099	1,506	1,323	1,674
Loss on discontinued operations	-	-	-	-	(88)	(270)	(29)	(28)
Net income	3,080	3,838	2,506	1,899	1,011	1,236	1,294	1,646
Preferred stock dividend	51	52	52	52	51	52	52	52
Net income (loss) for common stockholders	$ 3,029	$ 3,786	$ 2,454	$ 1,847	$ 960	$ 1,184	$ 1,242	$ 1,594
Basic earnings per share from continuing operations	$ 0.49	$ 0.60	$ 0.38	$ 0.29	$ 0.20	$ 0.39	$ 0.32	$ 0.40
Diluted earnings per share from continuing operations	$ 0.49	$ 0.60	$ 0.38	$ 0.28	$ 0.20	$ 0.38	$ 0.31	$ 0.40
Basic earnings per share from discontinued operations	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.02)	$ (0.07)	$ (0.01)	$ (0.00)
Diluted earnings per share from discontinued operations	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.02)	$ (0.07)	$ (0.01)	$ (0.00)
Basic earnings (loss) per share	$ 0.49	$ 0.60	$ 0.38	$ 0.29	$ 0.18	$ 0.32	$ 0.31	$ 0.39
Diluted earnings (loss) per share	$ 0.49	$ 0.60	$ 0.38	$ 0.28	$ 0.18	$ 0.31	$ 0.31	$ 0.39

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. An evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Act")) was carried out as of December 31, 2007, under the supervision and with the participation of our Chief Executive Officer, Chief Financial Officer and several other members of our senior management. Our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, our disclosure controls and procedures were effective in ensuring that the information we are required to disclose in the reports we file or submit under the Act is (i) accumulated and communicated to our management (including the Chief Executive Officer and Chief Financial Officer) in a timely manner, and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Internal Control Over Financial Reporting. Management of Centrue Financial Corporation ("the Company") is responsible for establishing and maintaining an effective system of internal control over financial reporting. The Company's system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. There are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and circumvention or overriding of controls. Accordingly, even an effective system of internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the Company's systems of internal control over financial reporting as of December 31, 2007. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2007, the Company maintained effective internal control over financial reporting based on those criteria.

The Company's independent registered public accounting firm that audited the financial statements that included in this annual report on Form 10-K, has issued an attestation report on the Company's internal control over financial reporting. The attestation report of Crowe Chizek and Company LLC appears on page 50.

Changes in Internal Control Over Financial Reporting. During the quarter ended December 31, 2007, no change occurred in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information beginning on page 2 of the Company's 2008 Proxy Statement under the caption "Election of Directors", on page 9 of the 2008 Proxy Statement under the caption "Section 16(a) Beneficial Ownership Compliance," on page 24 under the caption "Audit Committee Financial Expert" and on page 5 under the caption "Code of Ethics" is incorporated herein by reference. The Company's executive officers are identified under the caption "Executive Officers" contained in Part I of this report.

The Audit Committee of the Company's Board of Directors is an "audit committee" for purposes of section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Audit Committee are Messrs. Mark L. Smith, Chair, Walter E. Breipohl, Randall E. Ganim and Scott C. Sullivan.

Item 11. Executive Compensation

The information on page 6 under the caption "Compensation of Directors", pages 10 through 22 of the 2008 Proxy Statement under the caption "Compensation Discussion and Analysis," page 10 under the caption "Executive and Compensation Committee Interlocks," and "Report of Executive & Compensation Committee" is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information on pages 7 through 9 of the 2008 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management".

The following table summarizes information about our equity compensations plans by type as of December 31, 2007.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a)) (c)
Equity compensation plans approved by stockholders (1)	567,174	$ 18.9936	347,000
Equity compensation plan not approved by stockholders (2)	6,850	$ 16.0625	-
Total	574,024	$ 18.9586	347,000

(1) Includes shares issuable under the 1993 Stock Option Plan and shares issuable under the 2003 Stock Option Plan. The 1993 Stock Option Plan terminated April 12, 2003; therefore, no further stock options will be issued under this Plan. Also includes shares issuable under the pre-merger Centrue Equity Compensation plans. These plans were terminated as a result of the merger; therefore, no further stock options will be issued under these plans.

(2) Includes shares issued under the 1999 Non-qualified Stock Option Plan, The Company authorized 50,000 shares for issuance under the 1999 Option Plan. During 1999, 40,750 of these shares were granted and vested in three years. The options have an exercise period of ten years from the date of grant.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information on page 22 of the 2008 Proxy Statement under the caption "Transactions with Management" and on page 2 under the caption "Election of Directors" is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information on page 23 of the 2008 Proxy Statement under the caption "Accountant Fees" is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Index to Financial Statements

The index to Financial Statements is contained in Item 8, appearing on page 49 of this Form 10-K.

(a)(2) Financial Statement Schedules

All schedules are omitted because they are not required or applicable, or the required information is shown in the Consolidated Financial Statements or the notes thereto.

(a)(3) Schedule of Exhibits

The Exhibit Index which immediately follows the signature pages to this Form 10-K is incorporated herein by reference.

(b) Exhibits

The exhibits required to be filed with this Form 10-K are included with this Form 10-K and are located immediately following the Exhibit Index to this Form 10-K.

(c) Financial Statement Schedules

The response to this portion of Item 15 is submitted as a separate section of this report.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 14, 2008.

CENTRUE FINANCIAL CORPORATION

By: /s/ Thomas A. Daiber
Thomas A. Daiber
President and Principal Executive Officer

By: /s/ Kurt R. Stevenson
Kurt R. Stevenson
Senior Executive Vice President and Principal Financial and Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on March 14, 2008

/s/ Richard J. Berry
Richard J. Berry
Director

/s/ Michael J. Hejna
Michael J. Hejna
Director

/s/ Walter E. Breipohl
Walter E. Breipohl
Director

/s/ Dennis J. McDonnell
Dennis J. McDonnell
Director

/s/ Thomas A. Daiber
Thomas A. Daiber
Director

/s/ John A. Shinkle
John A. Shinkle
Director

/s/ Randall E. Ganim
Randall E. Ganim
Director

/s/ Mark L. Smith
Mark L. Smith
Director

/s/ Michael A. Griffith
Michael A. Griffith
Director

/s/ Scott C. Sullivan
Scott C. Sullivan
Director

Centrue Financial Corporation

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 10-K

Exhibits

3.1 Restated Certificate of Incorporation of the Company [incorporated by reference from Exhibit 3.1 to Current Report on Form 8-K filed on November 17, 2006].

3.2 Bylaws of the Company [incorporated by reference from Exhibit 3.1 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2007].

4.1 Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of the Company [incorporated by reference from Exhibit 3.1 to Current Report on Form 8-K filed on November 17, 2006].

4.2 Certificate of Designation, Preferences and Rights of Series B Preferred Stock of the Company [incorporated by reference from Exhibit 3.1 to Current Report on Form 8-K filed on November 17, 2006].

4.3 Specimen Common Stock Certificate [incorporated by reference from Exhibit 4.3 to Annual Report on Form 10-K for this year ended Dec. 31, 2006].

10.1 Registration Agreement dated August 6, 1996, between the Company and each of Wayne W. Whalen and Dennis J. McDonnell [incorporated by reference from Exhibit 10.10 to the Registration Statement on Form S-1 filed by the Company on August 19, 1996 (File No. 33-9891)].

10.2 Loan Agreement between the Company and LaSalle National Bank dated August 2, 1996 [incorporated by reference from Exhibit 10.11 to the Registration Statement on Form S-1 filed by the Company on August 19, 1996 (File No. 33-9891)].

10. 3 Centrue Financial Corporation 1999 Nonqualified Stock Option Plan [incorporated by reference from Exhibit 10.1 to the registration statement on Form S-8 filed by the Company on December 10, 1999 (File No. 333-92549)].

10.4 Centrue Financial Corporation 2000 Incentive Compensation Plan [incorporated by reference from Exhibit 10.1 to Centrue's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 as filed with the SEC on November 13, 2001].

10.5 Centrue Financial Corporation Amended and Restated 2003 Stock Option Plan [incorporated by reference from Centrue's 2007 Proxy Statement].

10.6 Form of Stock Option Agreements [incorporated by reference from Exhibit 10.2 and 10.3 to Form 10-Q for the Quarter Ended March 31, 2007]

10.7 Thomas A. Daiber Employment Agreement [incorporated by reference from Current Report on Form 8-K filed on July 7, 2006 (appears as Exhibit F-1 to Exhibit 2.1)].

10.8 Kurt R. Stevenson Employment Agreement [incorporated by reference from Current Report on Form 8-K filed on July 7, 2006 (appears as Exhibit F-3 to Exhibit 2.1)]

10.9 Amendment to Kurt R. Stevenson Employment Agreement [incorporated by reference from Exhibit 2.2 to Current Report on Form 8-K filed on November 17, 2006].

10.10 Donald M. Davis Employment Agreement [incorporated by reference from Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2007].

10.11 Roger D. Dotson Employment Agreement [incorporated by reference from Exhibit 10.11 to Annual Report on Form 10-K for the year ended December 31, 2007].

10.12 Steven E. Flahaven Employment Agreement [incorporated by reference from Exhibit 10.12 to Annual Report on Form 10-K for the year ended December 31, 2007].

10.13 Heather M. Hammitt Employment Agreement [incorporated by reference from Exhibit 10.13 to Annual Report on Form 10-K for the year ended December 31, 2007].

10.14 Kenneth A. Jones Employment Agreement [incorporated by reference from Exhibit 10.14 to Annual Report on Form 10-K for the year ended December 31, 2007].

10.15 Diane F. Leto Employment Agreement [incorporated by reference from Exhibit 10.15 to Annual Report on Form 10-K for the year ended December 31, 2007].

10.16 Michael A. O'Gorman Employment Agreement [incorporated by reference from Exhibit 10.16 to Annual Report on Form 10-K for the year ended December 31, 2007].

10.17 Ricky R. Parks Employment Agreement [incorporated by reference from Exhibit 10.17 to Annual Report on Form 10-K for the year ended December 31, 2007].

10.18 Everett J. Solon Employment Agreement [incorporated by reference from Exhibit 10.18 to Annual Report on Form 10-K for the year ended December 31, 2007].

10.19 Non-employee Directors' Deferred Compensation Plan [incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed December 21, 2006].

10.20 Kankakee Bancorp, Inc. 1992 Stock Option Plan [incorporated by reference from Schedule 14A for the 1993 Annual Meeting of Stockholders of former Centrue Financial Corporation (Filer No. 001-15025)].

10.21 Kankakee Bancorp, Inc. 2003 Director Short Term Incentive Plan [incorporated by reference from Exhibit 10.1 to Form S-8 (Registration No. 333-104913) of former Centrue Financial Corporation (Filer No. 001-15025) filed on May 1, 2003].

10.22 Kankakee Bancorp, Inc. 2003 Stock Incentive Plan [incorporated by reference from Appendix B to Schedule 14A filed on March 14, 2003 of former Centrue Financial Corporation (Filer No. 001-15025)].

10.23 Indenture dated April 10, 2002 between the Company and Wilmington Trust Company [incorporated by reference from Exhibit 10.9 to Form 10-K for the year ended December 31, 2004 of former Centrue Financial Corporation (Filer No. 001-15025)].

10.24 Indenture dated April 22, 2004 between the Company and U.S. Bank, N.A. [incorporated by reference from Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2004 of former Centrue Financial Corporation (Filer No. 001-150250].

10.25 Executive Deferred Compensation Plan [incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on December 14, 2007].

14.1 Code of Ethics [filed herewith].

21.1 Subsidiaries of Centrue Financial Corporation.

23.1 Consent of Crowe Chizek and Company LLC.

31.1. Certification of Thomas A. Daiber, the Company's Principal Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Kurt R. Stevenson, the Company's Principal Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1* Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, from the Company's President and Principal Executive Officer.

32.2* Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, from the Company's Senior Executive Vice President and Principal Financial and Accounting Officer.

* This certification is not "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Thomas A. Daiber, President and Principal Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Centrue Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I, are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2008

/s/ Thomas A. Daiber
Thomas A. Daiber
President and Principal Executive Officer

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kurt R. Stevenson, Senior Executive Vice President and Principal Financial and Accounting Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Centrue Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2008

/s/ Kurt R. Stevenson
Kurt R. Stevenson
Senior Executive Vice President and Principal Financial and Accounting Officer

EXHIBIT 32.2

The following certification is provided by the undersigned Senior Executive Vice President and Principal Financial and Accounting Officer of Centrue Financial Corporation on the basis of such officer's knowledge and belief for the sole purpose of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CERTIFICATION

In connection with the Annual Report of Centrue Financial Corporation (the "Company") on Form 10-K for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on March 14, 2008 (the "Report"), I, Kurt R. Stevenson, Senior Executive Vice President and Principal Financial and Accounting Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kurt R. Stevenson
Name: Kurt R. Stevenson
Title: Senior Executive Vice President and
Principal Financial and Accounting Officer
Date: March 14, 2008

EXHIBIT 32.1

The following certification is provided by the undersigned President and Principal Executive Officer of Centrue Financial Corporation on the basis of such officer's knowledge and belief for the sole purpose of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CERTIFICATION

In connection with the Annual Report of Centrue Financial Corporation. (the "Company") on Form 10-K for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on March 14, 2008 (the "Report"), I, Thomas A. Daiber, President and Principal Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Thomas A. Daiber
Name: Thomas A. Daiber
Title: President and
Principal Executive Officer
Date: March 14, 2008

EXHIBIT 32.2

The following certification is provided by the undersigned Senior Executive Vice President and Principal Financial and Accounting Officer of Centrue Financial Corporation on the basis of such officer's knowledge and belief for the sole purpose of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CERTIFICATION

In connection with the Annual Report of Centrue Financial Corporation (the "Company") on Form 10-K for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on March 14, 2008 (the "Report"), I, Kurt R. Stevenson, Senior Executive Vice President and Principal Financial and Accounting Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kurt R. Stevenson
Name: Kurt R. Stevenson
Title: Senior Executive Vice President and
Principal Financial and Accounting Officer
Date: March 14, 2008



Board of Directors

Richard J. Berry
Attorney
Myers, Berry, O'Conor & Kuzma, Ltd.

Walter E. Breipohl
Broker/Owner
Kaszynski-Breipohl Realtors

Thomas A. Daiber
President & Chief Executive Officer
Centrue Bank

Randall E. Ganim
Founder and President of Ganim, Meder, Childers & Hoering, P.C.

Michael A. Griffith
Founder and Chief Executive Officer
Aptuit, Inc.

Michael J. Hejna
President and Chief Executive Officer
Gundaker Commercial Group, Inc.

Dennis J. McDonnell
Chairman
McDonnell Investment Management, LLC

John A. Shinkle
Senior Vice President
Stifel Nicolaus & Company, Inc.

Mark L. Smith
President
Smith, Koelling, Dykstra and Ohm, P.C.

Scott C. Sullivan
Attorney
Williams McCarthy LLP

Executive Officers

President & Chief Executive Officer
Thomas A. Daiber

Executive Vice Presidents
Robert L. Davidson
Roger D. Dotson
Steven E. Flahaven
Heather M. Hammitt
Kenneth A. Jones
Diane F. Leto
Mary Jane Raymond

Senior Executive Vice President & CFO
Kurt R. Stevenson

Market Presidents
Donald M. Davis
Michael A. O'Gorman
Rick R. Parks
Everett J. Solon



Officers

Senior Vice Presidents
Scott A. Dallman
Brian M. Davies
Shane R. Gerber
Marc N. Kingry
John C. Kirts
Dena L. Pakenham
Craig A. Schriewer
Michael V. Vezzetti
Robert L. Young

Vice Presidents
Kevin W. Alsvig
Robert E. Baker
James M. Bartoloni
Daniel M. Duchon
Timothy B. Ethington
Jeremy C. Ftacek
Rodney G. Hewitt
Thomas R. Hootselle
Tiffany A. Kenney
Tricia L. Kilburn-Zehr
Bobbi J. Kinkade
Rebecca E. Klostermann
John G. Mendoza
Reynold R. Nolan
Jason R. Penman
Terry L. Ralston
Daniel B. Robben
Daniel J. Sabol
Steven J. Sendelbach
Robert L. Suarez
Richard L. Tschudin
Gregory S. Tullis
J. Andrew Warden
Martin E. Woodrome

Assistant Vice Presidents
JoEllyn Andersen
Joleen M. Batten
Mary Lee Cox
Corey M. Davis
Nancy M. Davis
Suzanne Fechter
Theresa F. Gudowicz
Tammy K. Lange
Diane Martin
Michael W. Osmond
Patrick W. Pfeifer
Paula A. Pfeifer
Mary Jo Simpson
Diane D. Stilson
Kathy A. Vaira
Shawn A. Vickers
Jennifer D. Voss
Erin M. Wahl
Sally A. Wissen

Officers
Deatra D. Aadson
Douglas J. Bartelt
Marisa L. Dominic
Nicole M. Elliott
Elisabeth A. Faford
Pamela D. Harris
Carol J. Harrison
Michelle A. Huppert
Sarah B. Lucas
Marsha D. Madsen
Kathy S. Missel
Michelle A. Null
Barbara A. Otzenberger
Tammi M. Peacock
Tracy A. Ritko
Julie A. Splear
Beverly A. Soltwedel
Sally I. Tracy
Brenda M. Trump
Kathleen L. Yuhas



ILLINOIS

ASHKUM
Main & US 45

AVISTON
101 S. Page St.

BELLEVILLE
525 W. Main St.

BOURBONNAIS
680 S. Main St.

BRADLEY
980 N. Kinzie Ave.

BRAIDWOOD
180 N. Front St.

CHAMPAIGN
1001 S. Neil St.

COAL CITY
660 S. Broadway St.

DIAMOND
1275 E. Division St.

DWIGHT
302 W. Mazon Ave.

EFFINGHAM
1300 N. Keller Dr.

ELIZABETH
112 N. Main St.

FAIRVIEW HEIGHTS
303 Fountains Pkwy.

HANOVER
215 Jefferson St.

HERSCHER
654 N. Park Rd.

KANKAKEE
310 S. Schuyler Ave.

MANLIUS
109 W. Maple

MANTENO
310 Section Line Rd.

MOMENCE
200 W. Washington St.

OTTAWA
122 W. Madison St.
721 Columbus St.
400 Etna Rd.

PERU
1311 Shooting Park Rd.

PLANO
15 W. South St.

PRINCETON
601 S. Main St.
1839 N. Main St.

SANDWICH
202 Indian Springs Dr.

ST. ROSE
18001 St. Rose Rd.

STREATOR
201 E. Main St.
24 Danny's Dr.

TAMPICO
112 Main St.

YORKVILLE
208 E. Veterans Pkwy.

MISSOURI

CLAYTON
7700 Bonhomme



Galena
Rockford
Elizabeth
Hanover
90
Schaumburg
Elgin
Aurora
Naperville
88
39
Joliet
280
80
Princeton
Peru
Ottawa
74
57
Streator
55
Kankakee
Peoria
Pekin
155
Bloomington
Illinois
Danville
Champaign
67
36
Springfield
Decatur
57
Effingham
70
Fairview Heights
40
Clayton
Aviston
64
Belleville

33 Full Service Banking Locations Throughout Illinois and Missouri Conveniently Located to Serve Customers.

For a complete list of location hours, visit our website at www.centrue.com

CORPORATE INFORMATION

Corporate Office:
Centrue Financial Corporation
122 West Madison Street
Ottawa, IL 61350
815-431-2720 Telephone
815-431-2820 Fax

Transfer Agent:
Computershare Investor Services
2 North LaSalle Street
Chicago, IL 60602

For additional information about Centrue Financial Corporation, please visit our website: **www.centrue.com**

END

Centrue Financial Corporation

www.centrue.com
1-800-452-6045